As filed with the Securities and Exchange Commission on October 19, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vapotherm, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	46-2259298
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Domain Drive

Exeter, NH 03833

(603) 658-0011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph Army

Chief Executive Officer

100 Domain Drive

Exeter, NH 03833

(603) 658-0011

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven A. Wilcox Michael Beauvais Ropes & Gray, LLP Prudential Tower, 800 Boylston Boston, MA 02199-3600 (617) 951-7000	Nathan Ajiashvili Latham & Watkins LLP 855 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$57,500,000	$6,969

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 19, 2018

PROSPECTUS

            Shares

Vapotherm, Inc.

Common Stock

This is an initial public offering of common stock of Vapotherm, Inc. We are selling             shares of common stock. The estimated initial public offering price is expected to be between $         and $         per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “VAPO.”

We are an “emerging growth company” under federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting compensation.

We have granted the underwriters an option to purchase up to                additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                    , 2018.

BofA Merrill Lynch	William Blair

Canaccord Genuity	BTIG

The date of this prospectus is                , 2018.

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

TRADEMARKS

We use “Vapotherm,” “Precision Flow,” “Hi-VNI,” “Take the Work out of Breathing,” “When Oxygen is not enough,” and other marks as trademarks in the United States and/or in other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

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We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company” or “Vapotherm” refer to Vapotherm, Inc.

Overview

We are a global medical technology company focused on the development and commercialization of our proprietary Hi-VNI Technology products that are used to treat patients of all ages suffering from respiratory distress. Our Hi-VNI Technology delivers noninvasive ventilatory support by providing heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface. Our Precision Flow systems, which use Hi-VNI Technology, are clinically validated alternatives to, and address many limitations of, the current standard of care for the treatment of respiratory distress in a hospital setting. As of September 30, 2018, more than 1.5 million patients have been treated with our Precision Flow systems, and we have a global installed base of over 12,000 capital units.

Respiratory distress is caused by a wide range of serious underlying conditions, including pneumonia, chronic obstructive pulmonary disease, or COPD, asthma and heart failure. Patients with respiratory distress have severe difficulty breathing and are unable to sustain sufficient oxygen levels or remove retained carbon dioxide in their lungs and airways. These patients require immediate respiratory support ranging from supplemental oxygen therapy for mild cases to invasive mechanical ventilators for severe cases.

A compelling body of clinical data supports the efficacy and benefits of Hi-VNI Technology for respiratory distress. The U.S. Food and Drug Administration, or FDA, recently granted our de novo request for an expanded indication for an updated version of our Precision Flow systems that is in development. The FDA also created a new classification regulation under which the updated version of our Precision Flow systems is currently the only product listed. The expanded indication will identify this updated version of our product as a high velocity nasal insufflation device that augments breathing of spontaneously breathing patients suffering from respiratory distress in a hospital setting. We believe this FDA indication validates our clinical differentiation and compelling value proposition, establishing Hi-VNI Technology as an attractive alternative to the current standard of care for the treatment of respiratory distress, non-invasive positive pressure ventilation, or NIPPV.

We currently offer three versions of our Precision Flow systems: Precision Flow Plus, Precision Flow Classic and Precision Flow Heliox. We sell our Precision Flow systems to hospitals through a direct sales organization in the United States and through distributors in select countries outside of the United States. In addition, we have clinical educators who are experienced users of Hi-VNI Technology and who focus on our medical education efforts to facilitate adoption and increase utilization. We focus on physicians, respiratory therapists and nurses who work in acute hospital settings, including the emergency department, or ED, and adult, pediatric and neonatal intensive care units, or ICUs. Our relationship with these clinicians is particularly important, as it enables our products to follow patients through the care continuum. We have sold our Precision Flow systems to over 1,200 hospitals across the United States, where they have been primarily deployed in the ICU setting.

We generate revenue primarily from sales of our proprietary Precision Flow systems, which includes capital units and single-use disposables. Our revenue grew from $30.1 million for the year ended December 31, 2016 to $35.6 million for the year ended December 31, 2017, and from $25.2 million for the nine months ended September 30, 2017 to $30.7 million for the nine months ended September 30, 2018. Revenue from single-use disposables represented approximately 67.3% and 66.7% of our total revenue for the year ended December 31, 2017 and for the nine months ended September 30, 2018, respectively. During this time, our international revenue has also grown, representing 21.5% of our total revenue in 2017 and 21.9% for the nine months ended September 30, 2018. For the years ended December 31, 2016 and 2017, we incurred net losses of $23.1 million and $31.0 million, respectively, and for the nine months ended September 30, 2017 and 2018, we incurred net losses of $22.0 million and $29.6 million, respectively.

Our Market and Limitations of the Current Standard of Care

The market for the treatment of respiratory distress is large and growing. Based on industry sources, we estimate that there are over 12 million patients who suffer from respiratory distress each year in the United States and select international markets that could benefit from our Hi-VNI Technology. As a result, we believe the annual total addressable global market for our Precision Flow systems exceeds $1.5 billion. We believe that an aging population and growing prevalence of heart failure and COPD will lead to an increase in the size of our addressable market.

Many respiratory distress patients who require ventilatory support are initially treated in the ED with the goal of quickly stabilizing these patients with a non-invasive ventilation therapy so that their underlying condition can be treated. Patients who cannot be adequately stabilized are often transferred to the ICU, a high cost and capacity-constrained setting in the hospital. An independent third-party study published in the June 2005 issue of Critical Care Medicine determined that the average cost for a typical three day stay in the ICU in the United States was $13,347. This cost increased by an average of 47% to $19,558 when the patient required mechanical ventilation.

There are several treatment options for patients with respiratory distress depending on severity. Low acuity patients who require oxygenation may be treated with a simple oxygen cannula, a non-rebreather mask or a conventional humidified high flow oxygen device. However, to our knowledge, none of these devices have clinical evidence demonstrating that they provide adequate ventilatory support for patients with higher acuity respiratory distress who have elevated carbon dioxide levels.

The traditional standard of care for patients in respiratory distress who require ventilatory support is NIPPV. NIPPV uses pressure to drive gas in and out of a patient’s lungs. It is typically administered through the fitting of an airtight mask over the patient’s nose and mouth and tightening a strap around the patient’s head to secure the mask in place. NIPPV delivered through a mask is associated with increased patient discomfort and anxiety and can cause facial skin ulceration and trauma to the lungs. The mask complicates the care required to support a patient because they cannot talk, eat, drink or take oral medications while wearing the tight-fitting mask. Patients treated with NIPPV are often transferred to the ICU because NIPPV typically requires frequent patient monitoring to ensure patient compliance and safety.

Clinical evidence published in the November 2007 issue of Respiratory Care shows that approximately 30% of patients are intolerant of NIPPV masks. Such intolerance is caused by a variety of reasons including: discomfort, claustrophobia, and the inability of patients to time their breaths to be in sync with the bursts of air provided by the device. Patients who cannot tolerate NIPPV are often sedated and potentially intubated in preparation for mechanical ventilation. Intubation involves the insertion of a plastic tube into the trachea to maintain an open airway. Mechanical ventilation is a complex, invasive procedure that is associated with increased costs of care, lengths of stay, incidence of infections, ventilator dependence and mortality.

Our Solution

In contrast to NIPPV, our Hi-VNI Technology delivers heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface to help reduce the work of breathing. Our

Precision Flow systems, which use Hi-VNI Technology, are clinically validated alternatives to NIPPV and can treat nearly all patients in respiratory distress who would not otherwise require mechanical ventilation, regardless of whether they are in need of an oxygen-based therapy or NIPPV. There is a subset of patients who will require NIPPV that we might otherwise have been able to treat, but for their absence of a respiratory drive, or the inability to breathe on their own. These patients include drug overdose patients and patients with advanced neuromuscular disease. We believe our Precision Flow systems provide the following primary benefits for the patient, the clinician and the hospital:

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Meaningful improvement in patient comfort and compliance. In a Company-sponsored, randomized clinical trial, physicians reported a higher median score for Hi-VNI Technology than NIPPV for patient comfort, ease of use, clinical response and need for monitoring, which we believe is due to properly conditioned medical gases being delivered through a small-bore nasal interface that does not completely cover the patient’s nose and mouth. While using our products, patients can eat and drink, talk with their caregivers and loved ones, take oral medications and may remain ambulatory. For parents with infants in the neonatal intensive care unit, or NICU, our product allows more direct skin-to-skin contact between the parents and their babies.

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Reduced risk of pressure ventilation-related side effects. In addition to improving overall patient comfort and the ability to communicate, we believe our Precision Flow systems address other negative side effects caused by pressure ventilation and tight-fitting masks. These potential side effects include facial skin pressure ulcers, lung injury, claustrophobia, patient anxiety and risk of vomiting and aspiration.

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Facilitation of patient admissions to lower intensity, lower cost and less capacity-constrained care settings. As we believe our Precision Flow systems are more easily tolerated by patients, the monitoring requirements may be lower, which may increase the likelihood that a patient can be admitted to a general care floor, step-down unit or discharged home from the ED. Patients who are placed on NIPPV in an ED are often admitted to an ICU, which is a high cost and capacity-constrained setting in the hospital.

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Clinician workflow benefits, including easier administration and reduced patient monitoring. As the patient monitoring requirements may be lower than NIPPV, our Precision Flow systems may improve clinician and hospital workflow. Additionally, unlike conventional humidified high flow oxygen delivery devices, our Precision Flow systems can be connected directly to standard nurse call systems found in most hospitals.

Our Strengths

We believe the continued growth of our Company will be driven by the following strengths:

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Disruptive technology supported by a compelling body of clinical and economic evidence. The efficacy of our products is supported by a significant body of clinical evidence across multiple patient populations suffering from respiratory distress. We have developed the only high velocity nasal insufflation device clinically validated to be as effective as NIPPV while addressing many of its limitations. Furthermore, our Precision Flow systems have the potential for lower patient monitoring requirements and their use in the ED may increase the likelihood that a patient be admitted to a general care floor or step-down unit instead of the higher-cost and capacity-constrained ICU.

•	Expanded FDA indications for use. The FDA recently granted our de novo request for an expanded indication for an updated version of our Precision Flow systems that is in development. The FDA also created a new classification regulation under which the updated version of our Precision Flow systems is currently the only product listed. The expanded indication will identify the updated version of our product as a high velocity nasal insufflation device that augments breathing of spontaneously breathing patients suffering from respiratory distress in a hospital setting. We believe this FDA indication validates our clinical differentiation and compelling value proposition, establishing Hi-VNI Technology as an attractive alternative to the traditional standard of care, NIPPV.

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Recurring revenue model with high visibility on our disposables utilization. Our revenue primarily comes from customers making capital investments in our Precision Flow systems and purchasing our single-use disposable patient circuits, or DPCs, and nasal interfaces for individual patient use. Based on our installed base of capital units and corresponding disposables utilization, we have strong visibility into our recurring revenue.

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Dedicated respiratory U.S. sales force and experienced international distributors. In the United States, we have a dedicated respiratory sales force that leverages numerous call points within the hospital, including physicians, respiratory therapists and nurses. Our relationship with the clinicians is particularly important, as it enables our products to follow patients through the care continuum. We also have established relationships with senior hospital administrators as well as group purchasing organizations and integrated delivery networks. Additionally, we sell our products in select international markets using experienced third-party distributors and directly employ or retain through professional employment organizations individuals who also play an integral role in educating both our distributors and their clinician customers.

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Comprehensive approach to market development with established clinical team and digital marketing initiatives. A key aspect of facilitating adoption and increasing utilization of our products is to ensure that clinicians are educated on the clinical and economic benefits of our Hi-VNI Technology. To that end, a portion of our sales organization is comprised of clinical educators who are experienced users of Hi-VNI Technology and focused on educating customers about our products, assisting them in integrating our products into daily use, expanding adoption of the technology and offering continuing education units to respiratory therapists. Additionally, we use digital marketing including the internet, social media and e-mail channels to educate customers, drive leads and shorten the sales cycle.

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Robust and growing IP patent portfolio. As of September 30, 2018, we held more than 75 issued patents and more than 45 patent applications pending. We have protected our intellectual property rights through our patent portfolio and maintained and executed on deliberate innovation areas designed to sustain its continued growth. In addition to our patents, we believe our trade secrets, including manufacturing know-how, provide additional barriers to competitive entry.

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Experienced senior management team and board members with deep industry experience. Our senior management team consists of seasoned medical device professionals with deep experience successfully leading, managing and commercializing products. Members of our team have worked with well-regarded medical technology companies such as Salient Surgical Technologies, Alere, Aspect Medical, Oridion Systems, Covidien, Haemonetics, Medtronic, Becton Dickinson and Philips Respironics. In addition, certain members of our board have highly relevant industry expertise with leading respiratory device companies.

Our Strategy

Our goal is for our Hi-VNI Technology products to become the standard of care for the treatment of respiratory distress. Our strategy includes:

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Attracting new customers while driving penetration within our existing customer base. Our presence in the acute care market remains underpenetrated, providing a large market opportunity for us to add new customer accounts. Our Precision Flow systems are currently installed in over 1,200 of the approximately 5,500 hospitals in the United States. We also plan to increase sales to our existing customers by further penetrating other hospital departments. In particular, we have a strong focus on expanding into the ED as over 50% of all hospital admissions are initiated through this department. We believe our value proposition for ED clinicians is particularly high given the potential for Precision Flow systems to facilitate patient admissions to the general care floor or step-down unit, bypassing the costly and capacity-constrained ICU setting altogether.

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Continuing to build the preeminent respiratory sales team to facilitate further adoption. We plan to continue to expand our direct sales organization in the United States to help facilitate further adoption among existing hospital accounts as well as broaden awareness of our products to new hospitals. We also intend to strengthen our current sales organization by continuing to recruit, train and retain talented sales representatives and clinical educators that educate physicians, respiratory therapists and nurses regularly. Internationally, we plan to continue adding clinical resources in select markets to help our distribution partners educate their customers and increase sales.

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Increasing awareness of our therapy through social media, digital marketing and medical education programs. Based on our early efforts using digital marketing via targeted social media outreach to respiratory clinicians, we have seen strong clinician engagement and return on our marketing spend. We see an opportunity to facilitate accelerated market awareness and adoption of our product portfolio through digital marketing analytics and targeted campaign programs. We also have a medical education department that develops and delivers physician-to-physician Company-sponsored education events, and we sponsor continuing medical education programs focused on addressing respiratory distress.

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Continuing to drive manufacturing cost efficiencies and leverage our infrastructure to expand margins. Our continuous margin improvement programs include identifying and implementing ongoing direct material optimization and labor cost initiatives. Additionally, we are focusing on supply chain efficiencies and economies of scale through increased production volumes.

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Leveraging our innovation capabilities to expand our Hi-VNI Technology market penetration and opportunity. Maintaining a strong cadence of new product introductions is an integral part of our strategy. For example, we are developing the next generation of Hi-VNI Technology to treat respiratory distress and related conditions in a variety of clinical settings, including areas of traditional hospitals, long-term acute care hospitals, or LTACHs, and skilled nursing facilities that do not have compressed air sources in their walls. In addition, we believe this next generation product may enable us to expand our presence beyond the acute hospital setting, including the ambulance and the home. We are also developing a module that could simplify and automate adjustments to the Precision Flow systems’ delivery of oxygenated breathing gases based on continuously monitoring the patient’s oxygen.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

•	Our revenue is primarily generated from sales of our Precision Flow systems and we are therefore highly dependent on them for our success.

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We face intense competition, including from multi-national competitors who have significantly greater resources than us and are more established in the respiratory market, and, if we are unable to compete with such competition, our revenue, market share and financial results could be adversely affected.

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If clinicians are not willing to change current practices to adopt our Precision Flow systems to treat respiratory distress, our Precision Flow systems may fail to gain increased market acceptance, and our business will be adversely affected.

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We have limited experience in directly marketing and selling our products, and if we fail to adequately promote and market our products for any reason, including due to high turnover in our growing sales force in the future, we may not be able to maintain or increase our sales.

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We obtain some of the components and subassemblies included in our Precision Flow systems from single source suppliers and a sole source supplier and the partial or complete loss of one or more of these suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

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We currently, and in the future may, manufacture a portion of the components of our products in-house and the inability to produce the components we manufacture in-house could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

•	Our business is subject to seasonal fluctuations, with our first and fourth quarters being our busiest periods.

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Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements or to obtain FDA or other regulatory authorization to market and sell future products could harm our business.

•	If we are unable to secure and maintain patent or other intellectual property protection for our products, we may lose a significant competitive advantage.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	the option to present only two years of audited financial statements and two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of 2023; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common equity held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Corporate Information

We were originally incorporated in Maryland in 1999. In 2012, our current Chief Executive Officer and other current members of our management team joined the Company. Shortly thereafter, we relocated our corporate headquarters from Maryland to New Hampshire, where we rebuilt our manufacturing operation, and then in 2013 we reincorporated in Delaware. Our principal executive offices are located at 100 Domain Drive, Exeter, NH 03833. Our telephone number is (866) 410-9986. Our website address is www.vapotherm.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on the website is not incorporated by reference into this prospectus, and should not be considered part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price less estimated underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ (or approximately $ if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to hire additional sales and marketing personnel and expand marketing programs both in the United States and internationally, to fund product development and research and development activities, and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. You should read the “Risk Factors” section of this prospectus and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NYSE symbol	“VAPO”

The number of shares of common stock to be outstanding following this offering is based on 177,058,093 shares of common stock outstanding as of September 30, 2018 and excludes:

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2,301,671 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2018 under our 2005 Stock Incentive Plan, or the 2005 Plan, 2,258,246 of which were then-vested and then-exercisable, at a weighted average exercise price of $0.11 per share;

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8,241,366 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2018 under our 2015 Stock Incentive Plan, or the 2015 Plan, 2,590,172 of which were then-vested and then-exercisable, at a weighted average exercise price of $0.12 per share;

•	234,847 shares of common stock that remain available for issuance under the 2015 Plan as of September 30, 2018;

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3,224,332 shares of common stock issuable upon the exercise of warrants outstanding to purchase shares of our convertible preferred stock outstanding as of September 30, 2018, which will convert into warrants to purchase shares of our common stock immediately prior to the closing of this offering, at a weighted average exercise price of $1.04 per share; and

•	shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, or the 2018 Plan, which will become effective in connection with this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 1-for- reverse stock split of our common stock effected on , 2018;

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the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 156,009,993 shares of common stock immediately prior to the closing of this offering, assuming 8,795,074 shares of Series D-1 preferred stock converts into 8,795,074 shares of common stock, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the conversion of all warrants to purchase shares of our convertible preferred stock outstanding into warrants to purchase shares of our common stock immediately prior to the closing of this offering;

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws immediately prior to the closing of this offering;

•	no issuance or exercise of warrants on or after September 30, 2018;

•	no issuance or exercise of stock options or other equity-based awards on or after September 30, 2018; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Historical Financial Data

The following tables set forth, for the periods and as of the dates indicated, our summary historical financial data. The statements of operations data for the years ended December 31, 2016 and 2017 have been derived from our audited financial statements included elsewhere in this prospectus. The summary financial data for the nine months ended September 30, 2017 and 2018 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in our opinion, contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and our operating results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018 or any other periods or any future year or period.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenue	$30,122	$35,597	$25,190	$30,691
Cost of revenue	20,183	22,357	15,410	18,737

Gross profit	9,939	13,240	9,780	11,954
Operating expenses:
Research and development	6,211	7,569	5,441	6,074
Sales and marketing	20,026	26,221	18,575	24,331
General and administrative	5,939	8,020	5,953	7,789
(Gain) loss on disposal of fixed assets	(14)	301	—	59

Total operating expenses	32,162	42,111	29,969	38,253

Loss from operations	(22,223)	(28,871)	(20,189)	(26,299)
Other (expense) income:
Foreign currency (loss) gain	(143)	4	(195)	(2)
Interest income	8	3	2	21
Interest expense	(716)	(2,232)	(1,610)	(2,022)
Loss on debt extinguishment	(295)	—	—	(1,842)
Gain on change in fair value of warrant liabilities	297	91	18	553

Net loss	$(23,072)	$(31,005)	$(21,974)	$(29,591)

Net loss per share—basic and diluted(1)	$(3.53)	$(3.20)	$(2.32)	$(2.54)

Weighted-average number of shares used in net loss per share—basic and diluted(1)	6,542,717	9,723,681	9,512,889	11,672,339

Pro forma net loss per share, basic and diluted(1)		$(0.24)		$(0.19)

Weighted-average number of shares used in pro forma net loss per share—basic and diluted(1)		129,541,973		158,983,907

	As of September 30, 2018
(in thousands)	Actual	Pro Forma(2)	Pro Forma, As Adjusted(3)(4)
Balance Sheet Data:
Cash and cash equivalents	$13,195	$13,195
Working capital(5)	23,162	23,162
Total assets	50,153	50,153
Warrant liability	41	—	—
Convertible preferred stock	162,637	—	—
Total stockholders’ equity	6,717	6,758

(1)

See Note 2 to our financial statements included elsewhere in this prospectus for a description of the method used to calculated basic and diluted net loss per share and pro forma basic and diluted net loss per share.

(2)

Pro forma to reflect the automatic conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the closing of this offering and the conversion of warrants to purchase shares of our convertible preferred stock to purchase shares of our common stock immediately prior to the closing of this offering.

(3)

Pro forma as adjusted to reflect the pro forma adjustments described in (2) above and to further reflect (i) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering and (ii) the sale by us of            shares of our common stock in this offering, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total stockholders’ (deficit) equity by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(5)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

We have incurred net losses since our inception. We incurred net losses of $23.1 million and $31.0 million for the years ended December 31, 2016 and 2017, respectively, and $22.0 million and $29.6 million for the nine months ended September 30, 2017 and 2018, respectively. As a result of ongoing losses, as of September 30, 2018, we had an accumulated deficit of $201.5 million. We expect to continue to incur significant product development, regulatory, sales and marketing and other expenses. The net losses we incur may fluctuate significantly from quarter to quarter.

Since 2008, our revenue has been derived, and we expect it to continue to be derived, primarily from sales of our Precision Flow systems and associated disposable products. Because of its recent commercial introduction, our Precision Flow Plus system has limited product and brand recognition. In addition, demand for our Precision Flow systems may decline or may not increase as quickly as we expect. Our ability to generate revenue from sales of our Precision Flow systems, its associated disposable products, or from any products we may develop in the future, may not be sufficient to enable us to transition to profitability and generate positive cash flows.

Following this offering, we expect that our operating expenses will continue to increase as we continue to expand our sales and marketing organization, develop, enhance and commercialize new products and incur additional operational costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability. Furthermore, even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. If we do not achieve or sustain profitability, it will be more difficult for us to finance our business and accomplish our strategic objectives, either of which would have a material adverse effect on our business, financial condition and results of operations and cause the market price of our common stock to decline. In addition, failure of our Precision Flow systems to significantly penetrate existing or new markets would negatively affect our business, financial condition and results of operations.

Our revenue is primarily generated from sales of our Precision Flow systems, including associated disposable products, and we are therefore highly dependent on the system for our success.

We began selling our Precision Flow Plus system in 2017 in the United States and in select international markets. Sales of our Precision Flow Plus and the Precision Flow Classic systems and associated disposable products accounted for substantially all of our revenue for the years ended December 31, 2016 and 2017 and for the nine months ended September 30, 2017 and 2018. We expect that sales of our Precision Flow systems and associated disposable products will continue to account for the majority of our revenue going forward. Our ability to execute our growth strategy and become profitable will therefore depend upon the adoption by clinicians and customers, among others, of our Precision Flow systems to treat respiratory distress. Some clinicians may not adopt our Precision Flow systems because they have prior history with or a preference for other treatment options that are more established, such as NIPPV, or may be reluctant to alter their practice patterns and undergo the training required to enable them to treat patients with our Precision Flow systems. Some customers may decide to not purchase our Precision Flow systems if, among other potential reasons, they believe our pricing is too high or that alternative devices to manage respiratory therapy are either more clinically efficacious or cost effective than our product. For example, our Precision Flow systems are significantly more expensive than conventional heated humidified oxygen delivery devices.

If clinicians are not willing to change current practices to adopt our Precision Flow systems to treat respiratory distress, our Precision Flow systems may fail to gain increased market acceptance, and our business will be adversely affected.

Our primary strategy to grow our revenue is to drive an increase in the adoption of our Precision Flow systems to treat patients of all ages suffering from respiratory distress. While the number of clinicians adopting our Precision Flow systems has increased in recent years, there is a significant subset of clinicians who have not yet adopted our Precision Flow systems, and may never choose to adopt our Precision Flow systems for a number of reasons, including:

•

our inability to convince key opinion leaders to provide recommendations regarding our Precision Flow systems, or to convince physicians, critical care nurses, and respiratory therapists that our Precision Flow systems are attractive alternatives to other treatment options;

•	our inability to convince current customers to purchase additional equipment;

•	perceived inadequacy of evidence supporting clinical benefits or cost-effectiveness of our Precision Flow systems over existing alternatives;

•	liability risks generally associated with the use of new products and procedures;

•	the training required to use new products;

•	inadequate product quality; and

•	perceived high cost.

Clinicians, including physicians and other medical professionals such as nurses and respiratory therapists, historically utilize NIPPV to treat patients in respiratory distress. We believe that educating clinicians about the clinical and economic merits and patient benefits of our Hi-VNI Technology as a viable alternative treatment for respiratory distress is a key element of increasing the adoption of our Precision Flow systems. If additional clinicians do not adopt, or existing customers cease using our Precision Flow systems for any reason, including those listed above, our ability to execute our growth strategy will be impaired, and our business may be adversely affected.

We may be unable to generate sufficient revenue from the commercialization of our products to achieve and sustain profitability.

At present, we rely solely on the commercialization of our products to generate revenue, and we expect to generate substantially all of our revenue in the foreseeable future from sales of these products, primarily our Precision Flow systems and associated disposable products. We will need to generate significant additional revenue to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any period of time. Our failure to achieve or maintain profitability could negatively impact the value of our common stock. In order to successfully commercialize our products, we will need to continue to expand our marketing efforts to develop new relationships and expand existing relationships with customers, to obtain authorization to market our products in additional countries, to achieve and maintain compliance with all applicable regulatory requirements and to develop and commercialize our products with new features or for additional indications, as well as acquire or develop and commercialize new products. If we fail to successfully commercialize our products, we may never receive a return on the substantial investments we have made in product development, sales and marketing, regulatory compliance, manufacturing and quality assurance, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments.

In addition, potential customers may decide not to purchase our products, or our customers may decide to cancel orders due to changes in available care offerings, adverse clinical outcomes, inadequate reimbursement for procedures using our products, complications with manufacturing or the utilization of technology developed by other parties, all of which are circumstances outside of our control.

Further, demand for our products may not increase as quickly as we predict, and we may be unable to increase our revenue to the level that we currently expect. Even if we succeed in increasing adoption of our products by physicians, hospitals and other healthcare providers, maintaining and creating relationships with our existing and new customers and developing and commercializing new features or indications for these systems, we may be unable to generate sufficient revenue to achieve or sustain profitability.

Our long-term growth depends on our ability to compete effectively in the respiratory market by commercializing our products currently in development as well as developing and commercializing additional new products through our research and development efforts.

Given the competitiveness of our industry, our future business prospects depend in part on our ability to develop and commercialize new products and product candidates and new applications for products that offer improved performance and cost-effectiveness. New technologies, techniques or products could emerge from competitors that might offer better combinations of price and performance than our products. It is important that we anticipate changes in technology and market demand, as well as physician, hospital and healthcare provider preferences and practices, in order to successfully commercialize new technologies to meet our prospective customers’ needs on a timely and cost-effective basis.

We might be unable to successfully commercialize our marketed products or obtain authorization to market new products. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to:

•	properly identify and anticipate clinician and patient needs;

•	develop and introduce new products or product enhancements in a timely manner;

•	adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties;

•	demonstrate the safety and efficacy of new products;

•	obtain the necessary regulatory authorizations to market new products or product enhancements; and

•	deliver products at a price point that is both profitable and acceptable to the market.

If we do not develop and obtain regulatory authorization to market new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to develop enhancements or new generations of our products successfully, these enhancements or new generations of products may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

Additionally, we must carefully manage our introduction of new products. If potential customers believe such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also have excess or obsolete inventory as we transition to new products, and we have no experience in managing product transitions.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

In its report accompanying our audited financial statements for the years ended December 31, 2016 and 2017, our independent registered public accounting firm included an explanatory paragraph stating that, among other factors, our recurring net losses and accumulated deficit raise substantial doubt about our ability to continue as a going concern.

Our future viability is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations. There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern may also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors, suppliers and employees. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our investors will lose all or a part of their investment.

We may need to raise additional capital to fund our existing commercial operations, develop and commercialize new products and expand our operations.

Based on our current business plan, we believe our current cash, borrowing capacity under our credit facilities, cash receipts from sales of our products and net proceeds of this offering will be sufficient to meet our anticipated cash requirements for at least the next            . If our available cash balances, borrowing capacity, cash receipts and net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products as a result of the risks described in this prospectus, we may, among other things, seek to sell common or preferred equity, convertible debt securities, or enter into new or amend existing credit facilities.

Additionally, we may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

•	increase our sales and marketing efforts to increase market adoption of our products and address competitive developments;

•	provide for supply and inventory costs associated with plans to accommodate potential increases in demand for our products;

•	fund development and marketing efforts of any future products or additional features to then-current products;

•	acquire, license or invest in new technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve and sustain revenue growth and improve gross margins;

•	the cost of expanding our operations and offerings, including our sales and marketing efforts;

•	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our products;

•	the cost of research and development activities;

•	the effect of competing technological and market developments;

•	costs related to international expansion; and

•	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our existing stockholders. Any future debt financing into which we enter will be senior in bankruptcy to our common stock and may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to our stockholders or us. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We face intense international, national, regional and local competition and, if we are unable to compete successfully with such competition, our revenue, market share and financial results could be adversely affected.

The medical device industry generally and the respiratory market specifically, are characterized by intense competition and evolving industry standards. We compete with a number of manufacturers of non-invasive ventilation products for the treatment of respiratory distress, and on a secondary basis, with conventional heated humidified high flow oxygen devices that facilitate high flow oxygen delivery for hypoxemic patients, and to a far lesser extent, providers of other respiratory support solutions to enhance oxygen delivery such as non-rebreather masks and oxygen cannulas.

Our most significant NIPPV manufacturing competitor is Philips Respironics. Conventional heated humidified high flow oxygen device manufacturers, such as Fisher & Paykel Healthcare, are also potential competitors. In addition, some ventilator companies outside the United States offer high flow oxygen delivery options on their mechanical ventilator systems. We expect that the market will become increasingly competitive in the future. Manufacturing companies compete for sales to providers primarily on the basis of product features, service and price.

Some of our competitors are large, well-capitalized companies with greater resources than we have and more products and longer history in the respiratory market. As a consequence, these competitors are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Some of these competitors have:

•	significantly greater name recognition;

•	established relationships with healthcare professionals and customers including group purchasing organizations and integrated delivery networks;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage;

•	greater history in conducting research and development, manufacturing, marketing and obtaining regulatory approval for respiratory support products; and

•	greater financial and human resources for product development, sales and marketing, patent litigation and customer financing.

Our competitors have significant development and clinical resources and can rapidly follow any innovations we bring to the marketplace. For example, our competitors could seek to obtain 510(k) clearance for expanded labeling of their products using our current or future Hi-VNI Technology products as predicate devices. Even if our technology and business strategy is more effective than the technology and business strategy of our competitors, current or potential customers might accept competitor products and services in lieu of purchasing our products. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and business strategies and as new companies enter the market with new technologies and business strategies. We may not be able to compete effectively against these organizations. Increased competition in the future could adversely affect our revenue, market share and financial results.

If the quality of our products does not meet the expectations of our customers or their patients, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. Although we have established internal procedures to minimize risks that may arise from quality issues, we may be unable to eliminate or mitigate occurrences of these issues and associated liabilities.

Additionally if our products are involved in an instance of patient harm, even if it is through misuse of our products, it could result in an interruption of business and damage to our reputation.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances. The failure to effectively manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies, products or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

•

unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	unanticipated problems or liabilities with the businesses or products acquired;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, or at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations.

Additionally, we may seek to make foreign acquisitions, investments or strategic alliances which involve other unique risks, including those related to integration of operations across different cultures, languages and legal and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our stock as consideration.

We have limited experience in directly marketing and selling our products, and if we are unable to successfully expand our sales infrastructure and adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products and we may never generate sufficient revenue to achieve or sustain profitability.

We have limited experience in directly marketing and selling our products. We transitioned to a direct sales organization in the United States on January 1, 2015, at which time our domestic sales organization consisted of approximately 10 sales and clinical personnel. As of September 30, 2018, our domestic sales organization has grown to approximately 100 representatives, consisting of both sales and clinical personnel. In parallel, we have grown the size of our marketing department and launched a digital marketing campaign in March 2017. Our operating results are dependent upon our sales and marketing efforts. If we fail to adequately promote and market our products, our sales could significantly decrease.

In addition, our future sales will largely depend on our ability to increase our sales and marketing efforts to adequately address our customers’ needs. We believe it is necessary to utilize a sales force that incorporates a specialized group consisting of former respiratory therapists who have experience with our products to support our customers’ needs. Competition for sales representatives and marketing employees is intense and we may be unable to attract and retain sufficient personnel to maintain an effective sales and marketing force. If we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products, and we may not generate sufficient revenue to achieve or sustain profitability.

As we launch new products and increase our marketing efforts with respect to our Precision Flow systems, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled sales representatives and clinical educators. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, new hires may not become as productive as may be necessary to maintain or increase our sales. In addition, since we have a limited history with a direct sales organization, we may not be as effective or efficient in utilizing our sales representatives as other companies with longer histories utilizing a direct sales organization. As a result, we may be required to restructure our sales organization to more effectively and efficiently utilize our sales representatives, which would be costly, may divert attention from management, and lead to both planned and unplanned turnover. If we are unable to expand our sales and marketing capabilities and our educational initiatives domestically and internationally, we may be unable to effectively commercialize our products.

We rely on a network of third-party distributors to market and distribute our products internationally, and if we are unable to maintain and expand this network, we may be unable to generate anticipated sales.

We rely on our network of third-party distributors to market and distribute our products internationally and, to a lesser extent, in the United States. Internationally, we sell our products through a network of 33 independent distributors. Through these distributors, we sell our products in 36 countries outside of the United States, and we expect a significant amount of our revenue to come from international sales for the foreseeable future. In the past, we have experienced issues collecting payments from certain of our independent distributors and we may again experience such issues in the future. In the United States, a limited number of our customers purchase the disposable components of our Precision Flow systems through independent distributors who are able to better satisfy their just in time inventory requirements.

We face significant challenges and risks in managing our geographically dispersed distribution network and retaining the companies who make up that network. Broadly, if we fail to comply with export control laws or successfully develop our relationships with international distributors, our sales could fail to grow or could decline, and our ability to grow our business could be adversely affected. We also cannot control the efforts and resources our third-party distributors will devote to marketing our products. Our distributors may be unable or unwilling to successfully market and sell our products and may not devote sufficient time and resources to support the marketing and selling efforts that enable the products to develop, achieve or sustain market acceptance in their respective jurisdictions. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. If we are unable to attract or retain additional international distributors, our international revenue may not grow.

If any of our international distributors were to cease to do business with us, our sales could be adversely affected. Some of our distributors have historically accounted for a material portion of our sales volume. If any such agency or distributor were to cease to sell and market our products, our sales could be adversely affected. In addition, if a dispute arises with a distributor or a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals or to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. Any of our distributors could become insolvent or otherwise become unable to pay amounts owed to us when due. Any of these factors could reduce our revenue from affected markets, increase our costs in those markets or damage our reputation. If a distributor were to depart and be retained by one of our competitors, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could further adversely affect our sales.

In any such situation in which we lose the services of a distributor, we may need to seek alternative sales agencies or distributors, and our sales may be adversely affected. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified distributors to work with us. We may be unable to enter into agreements with them on a timely basis or on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified distributors would prevent us from expanding our business and generating sales.

As a result of our reliance on third-party sales distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these third-party distributors become unsatisfactory, we may experience delays in meeting our customers’ product demands and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose current or potential customers.

We obtain some of the components and subassemblies included in our Precision Flow systems from single source suppliers and a sole source supplier, and the partial or complete loss of one or more of these suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

We utilize single source suppliers and a sole source supplier for some of the critical components and subassemblies we use in our Precision Flow systems. Disputes (including litigation) could arise with suppliers over a wide range of business and legal issues in our supply agreements, and there may be delays in switching to alternative suppliers if the current supply source expires or terminates. Our dependence on single source suppliers and a sole source supplier of components may expose us to several risks, including, among other things:

•

our suppliers may encounter financial hardships as a result of unfavorable economic and market conditions unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;

•

our suppliers may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in supplying of our products to our customers;

•	newly identified suppliers may not qualify under the stringent regulatory standards to which our business is subject;

•	heightened risk of commercial disputes (including litigation) if we or our suppliers seek to negotiate changes to the terms of our supply agreements;

•

we or our suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

•	we may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

•	we or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems and in higher cost to us;

•

our suppliers may be subject to allegations by other parties of misappropriation of proprietary information in connection with their supply of products to us, which could inhibit their ability to fulfill our orders and meet our requirements;

•	fluctuations in demand for products that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

•	we may fail to effectively manage our relationships with our suppliers;

•	our suppliers may increase the price of the components we purchase above the then-current market prices;

•	our suppliers may wish to discontinue supplying components or services to us; and

•

we may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable for any reason, including manufacturing equipment failure.

In addition, we may be deemed to manufacture or contract to manufacture products that contain certain minerals that have been designated as “conflict minerals” under the Dodd-Frank Wall Street Reform and Consumer Protection Act. As a result, in future periods, we may be required to diligence the origin of such minerals and disclose and report whether or not such minerals originated in the Democratic Republic of the Congo or adjoining countries. The implementation of these new requirements could adversely affect the sourcing, availability, and pricing of minerals used in the manufacture of our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products.

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted.

If we are unable to satisfy commercial demand for our Precision Flow systems in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use alternative products. In addition, we could be forced to secure new or alternative components and subassemblies through a replacement supplier. Finding alternative sources for these components and subassemblies could be difficult in certain cases and may entail a significant amount of time, disruption and increased cost. In some cases, we would need to change the components or subassemblies if we sourced them from an alternative supplier. This, in turn, could require a redesign of our Precision Flow systems and, potentially, require additional FDA clearance or approval before we could use any redesigned product with new components or subassemblies, thereby causing further costs and delays that could adversely affect our business, financial condition and operating results.

We often maintain high levels of inventory due to our single source suppliers and sole source supplier, which could consume a significant amount of our resources, reduce our cash flows and lead to inventory impairment charges.

Our Precision Flow systems consist of a substantial number of components. In order to market or sell our Precision Flow systems effectively, we often must maintain high levels of inventory of the product and components from our single source suppliers and sole source supplier. The manufacturing process requires lengthy lead time during which components of our Precision Flow systems may become obsolete, and we may over- or under-estimate the amount needed of a given component, in which case we may expend extra resources or be constrained in the amount of end product that we produce.

We do not have long-term supply contracts with all our third-party suppliers.

We purchase components and subassemblies from third-party suppliers, including some of our single source suppliers, through purchase orders and do not have long-term supply contracts with some of these third-party suppliers. These third-party suppliers, therefore, are not obligated to perform services or supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. For certain of these suppliers, we do not maintain large volumes of inventory. If we inaccurately forecast demand for components or subassemblies, our ability to manufacture and commercialize our Precision Flow systems could be delayed and our competitive position and reputation could be harmed.

We currently, and in the future may, manufacture a portion of the components of our products in-house and the inability to produce the components we manufacture in-house could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

We currently, and in the future may, manufacture a portion of our products in-house. As a result, we are dependent upon the uninterrupted and efficient operation of our manufacturing facility in Exeter, New Hampshire. The operations at this facility may be disrupted by a number of factors, including:

•	delivery problems;

•	financial condition or results of operations;

•	internal inefficiencies;

•	manufacturing equipment failure;

•	severe weather;

•	fire;

•	nature or man-made disasters;

•	work stoppages;

•	component shortages; and

•	FDA compliance issues.

There can be no assurance that the occurrence of these or any other operational problems at our facility would not cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

We may be unable to manage our anticipated growth effectively, which could make it difficult to execute our business strategy.

We have been growing significantly over the past two years. Our revenue grew from $30.1 million for the year ended December 31, 2016 to $35.6 million for the year ended December 31, 2017, and from $25.2 million for the nine months ended September 30, 2017 to $30.7 million for the nine months ended September 30, 2018. We intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This anticipated growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales force management and general and financial administration. We may be unable to maintain the quality, or delivery timelines, of our products or customer service or satisfy customer demand if our business grows too rapidly. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, and our reporting systems and procedures. We may implement new systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, customer service, training and education personnel, invoicing, reporting and expand our internal quality assurance program, among other things. Because our products require us to devote significant resources to training our customers on the use, and educating our customers on the benefits of our products, we will be required to expand these personnel as we increase our sales efforts. We may not successfully implement these increases in scale or the expansion of our personnel, which could harm our business.

Our operations, and those of our suppliers and customers, are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

Our principal executive office, U.S. distribution, and manufacturing operations are located in a leased facility located in Exeter, New Hampshire. We also have a manufacturing and distribution site in Tilburg, Netherlands. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace in the event of a natural or man-made disaster. A disaster (such as an earthquake, fire, flood, hurricane, a volcanic eruption or severe weather) affecting our facilities, or those of our suppliers, could significantly disrupt our operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace the damaged facilities. Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. Our customers’ facilities could also be negatively impacted by a disaster, which could delay shipments of our products. Additionally, customers may delay purchases of our products until their operations return to normal.

In addition, our facilities may be subject to a shortage of available electrical power and other energy supplies. Any shortages may increase our costs for power and energy supplies or could result in blackouts, which could disrupt the operations of our affected facilities and harm our business. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil or an outbreak of epidemic diseases could have a negative effect on our operations, those of our suppliers and customers.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any Precision Flow systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

The loss of our senior management or our inability to attract and retain highly skilled employees could negatively impact our business.

Our success depends on the skills, experience and performance of the members of our executive management team, particularly Joseph Army, our Chief Executive Officer. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives. Also, each of these persons may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Additionally, our business and operations depend on our ability to attract and retain highly skilled employees. We may be unable to attract or retain qualified employees in the future for many reasons, including the competition for qualified personnel among medical device businesses, or the cost of hiring qualified employees may exceed industry standards. Recruiting and retention difficulties could limit our ability to support our commercial, supply chain and research and development programs. Any of our employees may terminate his or her employment at any time and for any reason. The loss of key employees, the failure of any key employee to perform, our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition.

We focus our international commercial efforts in the United Kingdom, Germany, Brazil, Mexico, Turkey, Japan and other international markets. Economic or political instability in any of these markets could have a significant impact on our operations. For example, Turkey is currently experiencing a currency crisis and other political unrest that could have a negative impact on our operations in Turkey. Additionally, the sale and shipment of our products across international borders, as well as the purchase of components from international sources, subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws.

Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, as well as sanctions and export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting.

Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•

difficulties in enforcing our intellectual property rights and in defending against third-party threats and intellectual property enforcement actions against us, our distributors or any of our third-party suppliers;

•	reduced or varied protection for intellectual property rights in some countries;

•	pricing pressure that we may experience internationally;

•	a shortage of high-quality salespeople, clinical educators and distributors;

•

third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	competitive disadvantage to competition with established business and customer relationships;

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	political or economic instability;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny by foreign tax authorities, which could result in significant fines, penalties and additional taxes being imposed on us;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in maintaining consistency with our internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	the imposition of costly and lengthy new export licensing requirements;

•

the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

•	the imposition of new trade restrictions.

If we experience any of these risks, our sales in non-U.S. jurisdictions may be harmed and our results of operations would suffer.

Because we plan to continue using foreign contract manufacturers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

We currently use foreign contract manufacturers and plan to continue to use foreign contract manufacturers to manufacture current and future products, where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including, but not limited to:

•	political and economic instability;

•	high levels of inflation, historically the case in a number of countries in Asia;

•	burdens and costs of compliance with a variety of foreign laws, regulations and sanctions;

•	foreign taxes and duties;

•	changes in tariff rates or other trade, tax or monetary policies; and

•	changes or volatility in current exchange rates and interest rates.

If significant tariffs or other restrictions are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

We contract with several Chinese suppliers for certain components of our Precision Flow systems. If significant tariffs or other restrictions are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed. In July 2018, the Trump Administration announced a list of thousands of categories of goods that could face tariffs. If these duties are imposed on the components used in our Precision Flow systems, we may be required to raise our prices, which may result in the loss of customers and harm our operating performance. Alternatively, we may seek to shift production outside of China, resulting in significant costs and disruption to our operations. Additionally, the Trump Administration continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China. Even if the currently proposed duties are not imposed on the components used in our Precision Flow systems, it is possible further tariffs will be imposed on such components, or that our business will be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs, causing us to raise prices or make changes to our operations, any of which could materially harm our revenue or operating results.

Efforts to withdraw from or materially modify NAFTA or other international trade agreements, to change tax provisions related to global manufacturing and sales or to impose new tariffs, economic sanctions or related legislation, any of which could adversely affect our financial condition and results of operations.

Our business benefits from free trade agreements, such as the North American Free Trade Agreement, or NAFTA, and we also rely on various U.S. corporate tax provisions related to international commerce, as we develop, market and sell our products and services globally. Efforts to withdraw from or materially modify NAFTA or other international trade agreements, or to change corporate tax policy related to international commerce, could adversely affect our financial condition and results of operations as could the continuing uncertainty regarding whether such actions will be taken.

Any modification in these areas, any shift in the enforcement or scope of existing regulations or any change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations and could result in increased costs. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

The exit of the United Kingdom from membership in the European Union could adversely affect our financial results and our operations in the United Kingdom and the European Union.

The passage of the Referendum of the United Kingdom’s, Membership of the European Union, or Brexit, providing for the exit of the United Kingdom from the European Union, could adversely affect our sales in the United Kingdom, as well as our existing and future customers and employees in the European Union. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. The measures could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose customers and employees or increase the cost of doing business in the United Kingdom. Furthermore, we translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. Volatility in stock or currency markets, as well as the strengthening of the U.S. dollar relative to other currencies each could adversely affect our financial results.

Our results may be impacted by changes in foreign currency exchange rates.

We have international operations and, as a result, an increase in the value of the U.S. dollar relative to foreign currencies could require us to reduce our selling price or risk making our products less competitive in international markets, or our costs could increase. Also, if our international sales increase, we may enter into a greater number of transactions denominated in non-U.S. dollars, which could expose us to increased foreign currency risks, including currency fluctuations and exchange rate risks. We do not currently engage in any hedging transactions. If we are unable to address these risks and challenges effectively, our international operations may not be successful and our business could be harmed.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business, including customer management, accounting, data storage, compliance, purchasing and inventory management. We do not have redundant systems at this time. While we will attempt to mitigate interruptions, we may experience difficulties in implementing system upgrades, or experience difficulties in operating our business during the upgrade, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers. In the event we experience significant disruptions as a result of the current implementation of our information technology systems, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows. Currently we carry business interruption coverage to mitigate any potential losses, but we cannot be certain that such potential losses will not exceed our policy limits.

We are increasingly dependent on sophisticated information technology for our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems. While we implemented security measures relating to our operations, those measures may not prevent security breaches that could harm our business. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information, including information about third parties, cause the loss or disclosure of some or all of this information, cause interruptions in our operations or expose third parties to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data we store or process could result in a loss of confidence in the security of our software, damage our reputation, disrupt our business, lead to legal liability and adversely affect our results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, or other third parties, including the federal and state governments. While our business agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

We are currently and may in the future be subject to various litigation claims and legal proceedings.

We are currently in litigation with a former supplier of a component of our Precision Flow systems and we, as well as certain of our officers and distributors, may be subject to various litigation or other claims or lawsuits. The outcomes of legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, such as our present litigation with our former supplier, claimants may seek damages. Future claimants including suppliers, customers, distributors, officers or shareholders, among others, may also seek other civil or criminal remedies (including injunctions barring the sale of products that are subject of the proceeding) in the future. Regardless of the outcome, these lawsuits may result in significant legal fees and expenses, could divert management’s time and other resources and could cause us reputational harm. If the claims contained in these lawsuits are successfully asserted against us, we could be liable for damages and be required to alter or cease certain of our business practices or product lines.

Employment litigation and unfavorable publicity could negatively affect our future business.

Employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile work place, discrimination, wage and hour, sexual harassment and other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Companies that have faced employment or harassment related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their sales. If we were to face any employment related claims, our business could be negatively affected.

If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for respiratory support. Furthermore, if our customers are not sufficiently trained in the use of our products, they may misuse or ineffectively use our products, which may result in unsatisfactory patient outcomes or patient injury. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients.

Regardless of the merit or eventual outcome, product liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients;

•	product recalls;

•	material defense costs;

•	loss of revenues;

•	the inability to commercialize new products; and

•	diversion of management attention from pursuing our business strategy.

Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

In addition, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely affect or eliminate the prospects for commercialization or sales of a product that is the subject of any such claim.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our revenue is typically higher in our first and fourth quarters, driven primarily by an increase in patients with flu-like symptoms and COPD exacerbations. Sales volume can be effected by the severity of the flu season and variations in the rates of respiratory disease in any given time period. In the event we had product shortages or had to institute a recall of our products during the flu season, our financial results would have an even more detrimental effect. As a result, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our sales volumes and our results of operations may fluctuate within each quarter and over the course of the year.

We have experienced and continue to experience meaningful variability in our sales and gross profit among quarters, as well as within each quarter, as a result of a number of factors, which may include, among other things:

•	the number of products sold in the quarter;

•	the unpredictability of sales of capital equipment to our domestic hospital customers and our international distributors;

•	timing of our customers’ capital budgeting cycle; and

•	fluctuation and foreign currency exchange rates.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our results of operations. In addition, a significant amount of our operating expenses are relatively fixed due to our manufacturing, research and development and sales and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations. Our results of operations may not meet the expectations of research analysts or investors, in which case the price of our common stock could decrease significantly.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, foreign liability, employee benefits liability, property, umbrella, workers’ compensation, products liability and directors’ and officers’ insurance. We do not know, however, if these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

We bear the risk of warranty claims on our products.

We provide customers with a one year warranty on our Precision Flow systems’ capital purchases. For the years ended December 31, 2016 and 2017, we incurred warranty expense of $0.2 million and $0.3 million, respectively. For each of the nine months ended September 30, 2017 and 2018, we incurred warranty expense of $0.1 million. We bear the risk of warranty claims on the products we supply. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or any recovery from such vendor or supplier may not be sufficient to cover our losses. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in our inability to recover any costs incurred by us.

We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as December 31, 2023, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (1) we have more than $1.07 billion in annual revenue in any fiscal year, (2) the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of any June 30 or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

Because we have opted to take advantage of the JOBS Act provision which allows us to delay implementing new accounting standards, our consolidated financial statements may not be directly comparable to other public companies.

Pursuant to the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. Because we have elected to take advantage of this provision of the JOBS Act, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

The recently passed comprehensive tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law new legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, that significantly revises the Internal Revenue Code of 1986, as amended, or the Code. The recently enacted federal income tax law, among other things, contains significant changes to corporate taxation, including (i) reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, (ii) limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), (iii) limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, (iv) one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, (v) elimination of U.S. tax on foreign earnings (subject to certain important exceptions), (vi) immediate deductions for certain new investments instead of deductions for depreciation expense over time, and (vii) modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain how states will respond to the recently enacted federal tax law. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. We urge our stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of accrued amounts.

We are subject to taxation in numerous U.S. states and territories. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places that we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of such places. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including passage of the recently enacted federal income tax law, changes in the mix of our profitability from state to state, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements.

Our financial performance may be adversely affected by medical device tax provisions in healthcare reform laws.

The Patient Protection and Affordable Care Act currently imposes, among other things, an excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States. The Internal Revenue Service issued final regulations implementing the tax in December 2012, which require, among other things, bi-monthly payments and quarterly reporting. The Consolidated Appropriations Act of 2016, signed into law in December 2015, included a two-year moratorium on the medical device excise tax. A second two-year moratorium on the medical device excise tax was signed into law in January 2018 as part of the Extension of Continuing Appropriations Act of 2018, extending the moratorium through December 31, 2019. Thus, the medical device excise tax does not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on January 1, 2016, and ending on December 31, 2019. If the medical device tax is not repealed or another moratorium extending its deferral is not enacted by December 31, 2019, we will be subject to this 2.3% excise tax on sales of certain of our products in the United States, which could have a material adverse effect on our business, results of operations and financial condition.

If we become profitable, our ability to use our net operating loss carryforwards to offset future taxable income may be subject to limitations.

As described above under “—Risks Related to Our Business,” we have incurred net losses since our inception, and expect to continue to incur significant product development, clinical and regulatory, sales and marketing and other expenses as well as increased administrative expenses. If we become profitable in the future, our ability to use our net operating loss carryforwards, or NOLs, tax credit carryforwards and other tax attributes to offset future taxable income or reduce taxes may be subject to limitations. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to an annual limitation on its ability to use its pre-change NOLs and other tax attributes. We have not performed an analysis to determine whether our past issuances of stock and other changes in our stock ownership may have resulted in one or more ownership changes within the meaning of Section 382 of the Code. In addition, future changes in our stock ownership, including in connection with this offering and some of which are outside of our control, could result in one or more ownership changes under Section 382 of the Code. If an ownership change has occurred in the past or occurs in the future, our ability to use our pre-change NOLs and other tax attributes may be subject to limitation under Section 382 of the Code. If we determine that we have not undergone an ownership change, the Internal Revenue Service could challenge our analysis, and determine that our ability to use our NOLs, tax credit carryforwards or other tax attributes to offset taxable income are limited by Section 382 of the Code. For these and other reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability. A full valuation allowance has been provided for the entire amount of our NOLs.

Risks Related to Government Regulation

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

We and our products are subject to extensive regulation in the United States and elsewhere, including by the Food and Drug Administration, or the FDA, and its foreign counterparts. The FDA regulates the design, development, manufacturing, labeling, storage, non-clinical and clinical research, safety, efficacy, packaging, installation, servicing, marketing and distribution, premarket clearance or approval, recordkeeping, advertising, promotion, recalls and field safety corrective actions, adverse event reporting, post-market approval studies, and product import and export to ensure that medical devices distributed domestically are safe and effective for their intended uses and meet other applicable requirements of the Federal Food, Drug, and Cosmetic Act, or the FDCA.

The regulations to which we are subject are complex. Additional regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through, among other methods of oversight, periodic unannounced inspections. We do not know whether we will pass any future FDA inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

We may not receive the necessary authorizations to market our future products, and failure to timely obtain such authorizations for our future products would adversely affect our ability to grow our business.

An element of our business strategy is to continue to develop new products and add new features and expand clearance or approval of our current products to new indications. In the United States, in general, before we can market a new medical device, or a new use of, new claim for or significant modification to a legally marketed device, we must first receive either clearance under Section 510(k) of the FDCA or the grant of a de novo request under section 513(f)(2) of the FDCA or a premarket approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics, not raise different questions of safety or effectiveness than the predicate device and be as safe and as effective as the predicate device. Clinical data are sometimes required to support a substantial equivalence determination. In the de novo process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo petition, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for 510(k) submissions. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

The PMA approval, the 510(k) clearance and the de novo processes can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance and de novo processes can take from three to 12 months but may last significantly longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Clinical data may also be required in connection with an application for 510(k) clearance or a de novo request. Despite the time, effort and cost, a device may not be approved, reclassified or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indications for use or intended uses of the device, which may limit the market for the device.

In the United States, we obtained 510(k) premarket clearances from the FDA to market each of our products requiring such clearance. We also obtained a de novo grant for an expanded indication for an updated version of the Precision Flow systems that is in development. Any modifications to these existing products may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming and uncertain de novo process or PMA process. If the FDA requires us to go through a lengthier, more rigorous premarket review process for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline.

The FDA can delay, limit or deny 510(k) clearance, request for de novo classification, or pre-market approval of a device for many reasons, including:

•	we may be unable to demonstrate to the FDA’s satisfaction that the products or modifications are substantially equivalent to a proposed predicate device or safe and effective for their intended uses;

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FDA or the applicable foreign regulatory body may disagree with the design, conduct or implementation of our clinical trials or the analyses or interpretation of data from pre-clinical studies or clinical trials;

•	participants in our clinical trials may experience serious adverse effects;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance, de novo classification, or approval, where required;

•	we may be unable to demonstrate that the clinical and other benefits of the device outweigh the risks;

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an advisory committee, if convened by the applicable regulatory authority, may recommend against authorization for marketing or may recommend that the applicable regulatory authority require, as a condition of marketing authorization, additional preclinical studies or clinical trials, limitations on labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the respective regulatory authority may still not authorize the product for marketing;

•	the applicable regulatory authority may identify deficiencies in our submissions or in the facilities or processes of our third party contract manufacturers;

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the policies or regulations of the FDA or applicable foreign regulatory bodies may change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance, de novo classification, or approval; and

•	the FDA or foreign regulatory authorities may audit our clinical trial data and conclude that the data is not sufficiently reliable to support a submission for marketing authorization.

In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, or Congress may enact different or additional statutory requirements, which may prevent or delay approval, de novo classification, or clearance of our future products under development or impact our ability to modify our currently marketed products on a timely basis. Such policy, statutory or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, de novo classifications, or PMA approvals, increase the costs of compliance or restrict our ability to maintain our current marketing authorizations.

In order to sell our products in member countries of the European Economic Area, or the EEA, our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the CE Mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE Mark to our devices, which would prevent us from selling them within the EEA.

We or our distributors will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Marketing authorization by the FDA does not ensure clearance or approval by regulatory authorities in other countries, and clearance or approval by one or more foreign regulatory authorities does not ensure marketing authorization by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory clearance or approval or other marketing authorization in one country may have a negative effect on the regulatory process in others.

Certain modifications to our products may require new 510(k) clearance or other marketing authorizations and may require us to recall or cease marketing our products.

Once a medical device is permitted to be legally marketed in the U.S. pursuant to a 510(k) clearance, de novo classification, or a PMA, a manufacturer may be required to notify the FDA of certain modifications to the device. Manufacturers determine in the first instance whether a change to a product requires a new premarket submission, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or other premarket submissions were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance, de novo classification, or approval of a PMA or PMA amendments or supplements. If the FDA disagrees with our determinations and requires us to submit new 510(k) notifications, requests for de novo classification, or PMAs (or PMA supplements or amendments) for modifications to our previously cleared or reclassified products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our products have been cleared by the FDA for specific indications. The FDA and European regulatory authorities strictly regulate the indications for use and associated promotional safety and effectiveness claims, including comparative and superiority claims vis a vis competitors’ products, that may be made about legally marketed products. In particular, a medical device may not be promoted in a way that constitutes adulteration or misbranding under the FDCA. We train our marketing personnel and sales representatives and distributors to promote our products consistent with applicable laws and published clinical data. However, a physician, in his or her medical judgment, can prescribe a course of treatment that is outside the product’s labeling. There may be increased risk of injury to patients if physicians attempt to use our products in this manner. Furthermore, the use of our products for indications other than those authorized by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials, sales practices or training constitute improper promotion of an off-label use, including as a result of their disagreement with our interpretation of published clinical data or the FDA’s recent grant of our de novo request and corresponding expanded indications for use, they could request that we modify our training, sales practices or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, warning letter, injunction, seizure, civil fine or criminal penalties. These types of enforcement actions could have a material adverse impact on our business, product sales and financial results. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

Our products must be manufactured in accordance with federal, state and international regulations, and we could be forced to recall our installed devices or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of, among other requirements, the design, testing, validation, verification, complaint handling, production, process controls, quality assurance, labeling, supplier evaluation, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through, among other oversight methods, periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors, suppliers, or contract manufacturing organizations. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing. For example, certain of our electrical components in our products are audited pursuant to International Electrotechnical Transmission standard 60601, a widely accepted benchmark for medical electrical equipment compliance that has become a requirement for the commercialization of electrical medical equipment in many countries. We are routinely audited under this standard and negative findings from an audit could prevent us from marketing our products in certain countries.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations or our specifications, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; customer notifications or repair, replacement, refunds, recall, detention or seizure of our products; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees.

Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs.

Our products may cause or contribute to adverse medical events that we are required to report to the FDA and other governmental authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

Our products are subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries where we do business. We will be required to timely file various reports with the FDA, including reports required by the medical device reporting regulations, or MDRs, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur to the device or a similar device that we market, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other governmental authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and certain foreign regulatory bodies have the authority to require the recall of commercialized products under certain circumstances. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death.

A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. We have in the past conducted voluntary recalls of devices with lot-specific quality issues. For example, in September 2014, we initiated a voluntary recall of various lots of the Disposable Patient Circuit due to the device allowing water to leak into the center gas lumen. This recall was terminated in October 2015. Additionally, we received a small number of complaints involving a defect in the Disposable Patient Circuit that allowed water to leak where the delivery tube is connected to the disposable water path. In response, we initiated a voluntary recall of the four affected lots that began on May 4, 2016 and terminated on August 17, 2016. Product defects or other errors resulting in recalls may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA or other governmental bodies may require, or we may decide, that we will need to obtain new marketing authorizations for the device before we may market or distribute the corrected device. Seeking such marketing authorizations may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal proceedings.

Companies are required to maintain certain records of recalls, removals and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals, removals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, including product recall, will require the dedication of our time and capital and could harm our reputation and financial results.

In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of medical devices and spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump Administration may impact our business and industry. Namely, the Trump Administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the executive orders, will be implemented, and the extent to which they will affect the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Legislative or regulatory reforms in the United States or other jurisdictions in which we market our products may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, FDA and other regulatory authorities’ regulations and guidance may be revised or reinterpreted in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation will, however, only become applicable three years after publication (in 2020). Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

•	strengthened rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

We are subject to certain federal, state and foreign fraud and abuse laws, health information privacy and security laws and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and transparency laws. Our business practices and interactions with physicians, hospitals and other healthcare providers are subject to scrutiny under these laws. We also may also be subject to, or affected by, data privacy and security laws at the federal and state level within the U.S. as well as within foreign jurisdictions in which we conduct our business. The significant U.S. healthcare laws and regulations that may affect our ability to operate include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Violations of the federal Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in government healthcare programs, including Medicare and Medicaid;

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the U.S. federal civil and criminal false claims laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the federal civil False Claims Act, the government may impose substantial penalties plus three times the amount of damages which the government sustains because of the submission of a false claim, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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the Federal Physician Payments Sunshine Act or Open Payments which require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under federal healthcare programs such as Medicare and Medicaid to report annually to the DHHS Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, which is defined broadly to include practitioners such as podiatrists and dentists, and teaching hospitals, and to report annually ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit annual reports to CMS and failure to submit required information may result in substantial civil monetary penalties, and may result in liability under other federal laws or regulations;

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the Health Insurance Portability and Accountability Act fraud and abuse provisions, which may impose criminal penalties for defrauding any healthcare benefit program, including public and private payors, or making any false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device companies to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, state laws requiring medical device companies to obtain wholesale distribution permits and other state licensing laws;

•	state laws that required medical device companies to obtain pharmacy permits and other state licensing laws; and

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and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

These laws and regulations constrain our promotional and other business activities by limiting the kinds of financial interactions, including discount and other commercial transactions, we may have with individuals or entities that use, order, purchase or recommend our products such as patients and healthcare providers. We have a variety of arrangements with our customers that could implicate these laws and regulations. For example, like many medical device companies that have related capital and consumable products, we periodically permit customers that purchase the disposable component of our Precision Flow systems to use the capital component at no additional cost as part of a bundled discount sale. A small percentage of our company is owned by healthcare professionals, and we also have also entered into consulting agreements with physicians, including some who influence the ordering of or use our products in procedures they perform. To facilitate product discussions, we also provide meals to healthcare practitioners who might use or order services using our products. We arrange for continuing education programs for healthcare practitioners to provide education about our products and the conditions our products are approved to treat. We could be adversely affected if regulatory agencies determine our financial interactions to be in violation of applicable laws. Due to the breadth of these laws, the narrowness of exceptions and/or safe harbors available, and the range of interpretations to which the laws are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to.

If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, disgorgement and the curtailment or restructuring of our operations.

Certain of our customers are highly dependent on payments from third party payors, including government sponsored programs, in the U.S. and other countries in which we operate, and reductions in third party coverage and reimbursement rates for our products (or services provided with our products) could adversely affect our business and results of operations.

A substantial portion of our revenue depends, in part, on the extent to which the costs of our products purchased by our customers are reimbursed by third party payors, including Medicare, Medicaid, other U.S. government sponsored programs, non-U.S. governmental payors and private payors. Our customers’ ability to obtain appropriate reimbursement for products and services from these third party payors affects the selection of products they purchase and the prices they are willing to pay. Our products are used in services that are often reimbursed by third party payors as part of a global payment that covers all costs associated with providing that service. Healthcare providers incur costs in using our products but do not receive separate or additional reimbursement in connection with their use. As a result, certain healthcare providers may be reluctant to adopt our products. Similarly, our customers may not adopt our products if they are more costly than competitor products, including products used to provide alternative treatments. If we lower the prices for our products to obtain or maintain customers’ business, we may be adversely affected financially.

We face significant uncertainty in the industry due to government healthcare reform and other legislative action.

There have been and continue to be laws enacted by the federal government, state governments, regulators and third party payers to control healthcare costs, and generally, to reform the healthcare system in the United States. For example, the Healthcare Reform Act substantially changed the way healthcare is delivered and financed by both governmental and private insurers. These changes included the creation of demonstration programs and other value-based purchasing initiatives that provide financial incentives for physicians and hospitals to reduce costs. Under the Trump Administration, there have been ongoing efforts to modify or repeal all or part of the Healthcare Reform Act. For example, tax legislation enacted at the end of 2017 includes provisions that will eliminate the tax penalty for individuals who do not maintain sufficient health insurance coverage beginning in 2019 (the so-called “individual mandate”). In a November, 2017 report, the Congressional Budget Office estimates that the elimination will increase the number of uninsured by 4 million in 2019 and 13 million in 2027. We expect such efforts to continue and that there will be additional reform proposals at federal and state levels. We cannot predict whether additional reform proposals will be adopted, when they will be adopted, or what impact they may have on us, but any such proposals could have a negative impact on our business and provide incentives for hospitals and physicians to not use our products.

General legislative action may also affect our business. The Budget Control Act of 2011 includes provisions to reduce the federal deficit. The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare payments to providers which began in April 2013 and will remain in effect through 2027 unless additional congressional action is taken.

We are subject to various laws protecting the confidentiality of certain patient health information, and our failure to comply could result in penalties and reputational damage.

Numerous countries in which we operate, manufacture and sell our products have, or are developing, laws protecting data privacy and the confidentiality of certain patient health information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU General Data Protection Regulation, or the GDPR, came into force on May 25, 2018, introduced new data protection requirements in the European Economic Area (the 28 member states of the European Union plus Iceland, Liechtenstein and Norway), or the EEA, and substantial fines for breaches of the data protection rules. The GDPR expanded significantly the jurisdictional reach of EEA data protection law by extending the law’s application to the processing of personal data in connection with the offering of goods or services to data subjects located in the EEA and processing personal data in connection with monitoring the behavior of data subjects located in the EEA. The GDPR imposes strict obligations and restrictions on controllers and processors of personal data including, for example, expanded disclosures about how personal data is to be used, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data, mandatory data breach notification requirements, appointment of a data protection officer when sensitive personal data (i.e., health data) are processed on a large scale, requirement to enter into certain types of contracts with service providers processing personal data, implementation of appropriate privacy governance measures, and expanded rights for individuals over their personal data. This could affect our ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting, or could cause our costs to increase, potentially leading to harm to our business and financial condition.

While the GDPR, as a directly effective regulation, was designed to harmonize data protection law across the EEA, it does permit member states to legislate in many areas (particularly with regard to the processing of genetic, biometric or health data), meaning that inconsistencies between different member states will still arise. EEA member states have their own regimes on medical confidentiality and national and EEA-level guidance on implementation and compliance practices is often updated or otherwise revised, which adds to the complexity of processing personal data in the EEA.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union Member States, which may deviate from the GDPR, may result in substantial fines, and in addition to such fines, we may be the subject of litigation and/or adverse publicity, which could have a material adverse effect on our reputation and business. As a result of the implementation of the GDPR, we are required to put in place additional mechanisms to ensure compliance with the new data protection rules. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, may make it harder for us to obtain valid consent for processing, will require the appointment of a data protection officer where sensitive personal data (i.e., health data) is processed on a large scale, introduces mandatory data breach notification requirements throughout the European Union, imposes additional obligations on us when we are contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audit.

European data protection law generally prohibits the transfer of personal data to countries outside of the EEA that are not considered by the European Commission to provide an adequate level of data protection, unless there are specific frameworks or mechanisms in place, such as the EU-U.S. Privacy Shield, or very narrow legal exceptions (such as consent) apply. There is currently litigation challenging certain EU mechanisms for adequate data transfers (e.g., the standard contractual clauses). It is uncertain whether the Privacy Shield framework and/or the standard contractual clauses will be invalidated by the European courts. We could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws, including the requirements to maintain accurate information and internal controls. We operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances; strict compliance with anti-bribery laws may conflict with local customs and practices. There is no assurance that our internal control policies and procedures will protect us from acts committed by our employees or agents. If we are found to be liable for FCPA or other violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse impact on our business, financial condition, and results of operations.

Consolidation in the healthcare industry, group purchasing organizations or integrated distributor networks could lead to demands for price concessions, which may affect our ability to sell our products at prices necessary to support our current business strategies.

Healthcare costs have risen significantly over the past decade, which has resulted in or led to numerous cost reform initiatives by legislators, regulators and third-party payors. Cost reform has triggered a consolidation trend in the healthcare industry to aggregate purchasing power, which may create more requests for pricing concessions in the future. Additionally, group purchasing organizations, independent delivery networks and large single accounts may continue to use their market power to consolidate purchasing decisions for hospitals. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among our customers, which may exert further downward pressure on the prices of our products.

As the healthcare system consolidates the number of health systems and group purchasing organizations controlling the buying process has also constricted. In order to sell to hospitals that belong to these organizations we must be on contract. Not being on contract with these organizations, or choices of these organizations to standardize on a competitive product option could substantially reduce our revenue opportunity.

Risks Related to Our Intellectual Property

If we are unable to secure and maintain patent or other intellectual property protection for our products, we may lose a significant competitive advantage.

Our commercial success depends, in part, on obtaining, maintaining and defending patent and other intellectual property protection for the technologies used in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations or products and may choose not to pursue patent protection for certain products in certain jurisdictions or at all, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope and, in any event, any patent protection we obtain may be limited. As a result, some of our products are not, and in the future may not be, protected by patents. This may mean we may be unable to:

•	prevent our competitors from duplicating our products;

•	prevent our competitors from gaining access to our proprietary information and technology; or

•	gain or maintain a competitive advantage.

We intend to seek additional patents, but our pending and future patent applications may not result in issued patents or be granted on a timely basis. In addition, issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage, including exclusivity in a particular product area. The scope of our patent claims also may vary between countries, as individual countries have distinctive patent laws. We may be subject to challenges by third parties regarding our intellectual property, including, among others, claims regarding validity, enforceability, scope and effective term. Patent prosecution, related proceedings, and litigation in the U.S. and in other countries may be expensive, time consuming and ultimately unsuccessful. In addition, patents issued by foreign countries may afford less protection than is available under U.S. patent law and may not adequately protect our proprietary information. Our competitors may independently develop proprietary technologies and processes that are the same as or substantially equivalent to ours or design around our patents. The technologies we have patented, licensed or developed. Moreover, the expiration of patents on which we rely for protection of key products could diminish our competitive advantage and adversely affect our business and our prospects. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete.

Even if our patents are determined by the U.S. Patent and Trademark Office, USPTO, foreign patent office, or a court to be valid and enforceable, they may not be drafted or interpreted sufficiently broadly enough in scope to prevent others from marketing products and services similar to ours or designing around our patents. For example, third parties may be able to develop therapies, or make systems or devices, that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that we or our licensors were not the first to make the inventions covered by our issued patents or pending patent applications. The claims of our issued patents or patent applications when issued may not cover our commercial technology or the future products and services that we develop. We may not have freedom to operate unimpeded by the patent rights of others. Third parties may have dominating, blocking or other patents relevant to our technology of which we are not aware. Because an originally filed patent application can be refiled to obtain continuation patents with new claims based on the priority date of the original application, we cannot be certain that our competitors will not file and obtain new continuation patents in an attempt to cover our commercial technology notwithstanding it having been available in the market for over 10 years. In addition, because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for our technology or our next generation contemplated technology. Any such patent applications may have priority over our patent applications or issued patents, which could further require us to obtain rights from third parties to issued patents or pending patent applications covering such technologies to allow us to commercialize our technology. If another party has filed a U.S. patent application on inventions similar to ours, depending on when the timing of the filing date falls under certain patent laws, we may have to participate in a priority contest (such as an interference proceeding) declared by the USPTO to determine priority of invention in the United States. There may be prior public disclosures of which we are not aware that could invalidate our patents or a portion some of the claims of our patents. Further, we may not develop additional proprietary technologies and, even if we do, they may not be patentable.

Moreover, in the United States, proceedings to enforce our patent rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling products that are the same as or similar to our products, and our competitive position would be harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

In addition to patent and trademark protection, we also rely on trade secrets, including unpatented manufacturing know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our consultants and vendors, or our former or current employees. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, however, any of these parties may breach the agreements and disclose our trade secrets and other unpatented or unregistered proprietary information, and once disclosed, we are likely to lose trade secret protection. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to enforce trade secret protection.

Further, our competitors may independently develop knowledge, methods and know-how similar, equivalent, or superior to our proprietary technology. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, our key employees, consultants, suppliers or other individuals with access to our proprietary technology and know-how may incorporate that technology and know-how into projects and inventions developed independently or with third parties. As a result, disputes may arise regarding the ownership of the proprietary rights to such technology or know-how, and any such dispute may not be resolved in our favor. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us and our competitive position could be adversely affected. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners or customers in our markets of interest. In addition, third parties have registered trademarks similar and identical to our trademarks in foreign jurisdictions, and may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may in the future become involved in lawsuits to defend ourselves against intellectual property disputes, which could be expensive and time consuming, and ultimately unsuccessful, and could result in the diversion of significant resources, and hinder our ability to commercialize our existing or future products.

Our success depends in part on not infringing the patents or violating other proprietary rights of others. Intellectual property disputes can be costly to defend, distract leadership, and may cause our business, operating results and financial condition to suffer. Significant litigation regarding patent rights occurs in the medical device industry. Whether merited or not, it is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products. We may also face allegations that our employees have misappropriated the intellectual property rights of their former employers or other third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with our ability to commercialize our products. These competitors may have one or more patents for which they can threaten and/or initiate patent infringement actions against us. Our ability to defend ourselves may be limited by our financial and human resources, the availability of reasonable defenses, and the ultimate acceptance of our defenses by the courts or juries. Further, if such patents are successfully asserted against us, this may result in an adverse impact on our business, including injunctions, damages, and/or attorneys’ fees. From time to time and in the ordinary course of business, we may develop noninfringement and/or invalidity positions with respect to third-party patents, which may or may not be ultimately adjudicated as successful by a judge or jury if such patents were asserted against us.

We have and may receive in the future, particularly as a public company, communications from patent holders, including non-practicing entities, alleging infringement of patents, infringement of other intellectual property rights including misappropriation of trade secrets, offering licenses to such intellectual property, or challenging our intellectual property. For example, Stamford Devices Limited is currently opposing our European patent—EP2806926. The patent is part of the accessory technologies in our patent portfolio and provides an improved system for delivering breathing gas and aerosolized medications. The claims opposed are not embodied in any of our current commercialized products. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved and the uncertainty of litigation significantly increase the risks related to any patent litigation. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, making, using, or exporting products that use the disputed intellectual property;

•

obtain a license from the intellectual property owner to continue selling, making, exporting, or using products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;

•	incur significant legal expenses;

•

pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, potentially including treble damages if the court finds that the infringement was willful;

•	if a license is available from a third-party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services;

•	pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•	find non-infringing substitute products, which could be costly and create significant delay due to the need for FDA regulatory clearance;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology;

•	lose the opportunity to opportunity to successfully protect our intellectual property and assert it against others;

•	find alternative supplies for infringing products or processes, which could be costly and create significant delay due to the need for FDA regulatory clearance; or

•	redesign those products or processes that infringe any third-party intellectual property, which could be costly, disruptive, and/or infeasible.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If any of the foregoing occurs, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, we may indemnify our customers, suppliers and international distributors against claims relating to the infringement of the intellectual property rights of third parties relating to our products, methods, and/or manufacturing processes. Third parties may assert infringement claims against our customers, suppliers, or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, suppliers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers, or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products, or our suppliers may be forced to stop providing us with products.

Similarly, interference or derivation proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to our patents or patent applications. We may also become involved in other contested proceedings, such as re-examination, inter partes review, or opposition proceedings, before the USPTO or its foreign counterparts relating to our intellectual property or the intellectual property rights of others. An unfavorable outcome in any such proceedings could require us to cease using the related technology or to attempt to license rights to it from the prevailing party, or could cause us to lose valuable intellectual property rights. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switched the United States patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our own, which would have a material adverse effect on our business.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan, and the protection any patent affords is limited. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. For any patents we have that cover our products (or new patents we obtain), once the patent life has expired we may be open to competition from competitive devices and services. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing devices or services that compete with ours.

We may not be able to adequately protect our intellectual property rights throughout the world.

Currently, we own numerous issued patents and pending patent applications that relate to our platform technology. Specifically, as of September 30, 2018, we owned more than 75 issued patents and more than 45 patent applications, totaling an active patent portfolio of over 120 filings granted or pending. Assuming all required fees are paid, issued U.S. patents owned by us will expire between December 2020 and May 2039.

Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. The requirements for patentability differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities.

We do not have patent rights in certain foreign countries in which a market may exist. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products, and our competitive position in the international market would be harmed.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although we have procedures in place that seek to prevent our employees and consultants from using the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products or from practicing our processes. In addition, we may lose valuable intellectual property rights or personnel. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Indebtedness

Our substantial indebtedness may have a material adverse effect on our business, results of operations and financial condition.

We have a significant amount of indebtedness. As of September 30, 2018, we had approximately $32.0 million of aggregate principal amount of indebtedness outstanding, with $10.5 million of borrowing capacity available under our Credit Agreement and Guaranty with Perceptive Credit Holdings II, LP, or the Term Loan. We also had $1.7 million outstanding under our Business Financing Agreement with Western Alliance Bank, or the Revolving Facility, as of September 30, 2018.

Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to our debt holders and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to making payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

expose us to the risk of increased interest rates as certain of our borrowings are at variable rates, and we may not be able to enter into interest rate swaps and any swaps we enter into may not fully mitigate our interest rate risk;

•	restrict us from capitalizing on business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the credit agreements governing our credit facilities are secured by substantially all of our assets, including our intellectual property, and contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

Despite our current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur significant additional indebtedness in the future. Although the credit agreements governing our credit facilities limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness, the terms of the credit facilities permit us to incur significant additional indebtedness. In addition, the credit agreements governing our credit facilities do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness described above, including our potential inability to service our debt, will increase.

We will require a significant amount of cash to service our debt, and our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could materially adversely affect our business, results of operations and financial condition.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, including the credit agreements governing our credit facilities, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, results of operations and financial condition, as well as on our ability to satisfy our obligations in respect of the credit facilities and our other indebtedness.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations and financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot guarantee that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default.

Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

As a result, any default by us on our indebtedness could have a material adverse effect on our business, results of operations and financial condition.

The credit agreements governing our credit facilities restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreements governing our credit facilities are secured by substantially all of our assets, including our intellectual property, and impose significant operating and financial restrictions and limit our ability and our other restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	enter into any new line of business not reasonably related to our existing business;

•	pay, prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell or otherwise dispose of assets or enter into sale and lease-back transactions;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	change our fiscal year or make any significant changes in accounting treatment or reporting practices;

•	amend, modify or terminate material agreements and organizational documents;

•	enter into certain inbound and outbound licenses; and

•	consolidate, merge or sell all or substantially all of our assets.

As a result of these covenants and restrictions, we are and will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. In addition, each of our credit facilities requires us to comply with a minimum liquidity covenant at all times and a minimum revenue covenant measured at the end of each fiscal quarter. The operating and financial restrictions and covenants in the credit facilities, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms, our business, results of operations and financial condition could be adversely affected.

Risks Related to Our Common Stock and this Offering

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price, or at all. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The price of our common stock may be volatile, and you may be unable to resell your shares at or above the initial public offering price.

Prior to this offering, there was no public market for shares of our common stock, and an active trading market for our shares may never develop or be sustained following this offering. You may be unable to sell your shares quickly or at the market price if trading in shares of our common stock is not active. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the underwriters and us. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock. In addition, the trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	commercial success and market acceptance of our products;

•	success of our competitors in developing or commercializing products;

•	ability to commercialize or obtain regulatory approvals for our products, or delays in commercializing or obtaining regulatory approvals;

•	strategic transactions undertaken by us;

•	additions or departures of key personnel;

•	product liability claims;

•	prevailing economic conditions;

•	disputes concerning our intellectual property or other proprietary rights;

•	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry;

•	healthcare reform measures in the United States;

•	sales of our common stock by our officers, directors or significant stockholders;

•	future sales or issuances of equity or debt securities by us;

•	international trade disputes;

•	business disruptions caused by earthquakes, fires or other natural disasters; and

•	issuance of new or changed securities analysts’ reports or recommendations regarding us.

In addition, the stock market in general, and the market for companies like ours in particular, have from time to time experienced extreme volatility that has been often unrelated to the operating performance of particular companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may negatively impact the price or liquidity of our common stock, regardless of our operating performance. For these reasons, we believe comparisons of our financial results from various reporting periods are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

To comply with the requirements imposed on us as a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from product development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governing practices. In connection with this offering, we are increasing our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-

Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of implementing the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until, at earliest, the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses in our internal controls in the future.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

Investors in this offering will suffer immediate and substantial dilution of their investment.

If you purchase common stock in this offering, you will pay more for your shares than our pro forma as adjusted net tangible book value per share. Based upon an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution of $        per share, representing the difference between our assumed initial public offering price and our pro forma as adjusted net tangible book value per share. To the extent outstanding stock options or warrants are exercised, new investors may incur further dilution. See “Dilution” for additional information.

Our principal stockholders and management own a significant percentage of our stock and, after this offering, will be able to exercise significant influence over matters subject to stockholder approval.

As of September 30, 2018, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering, together with their respective affiliates, beneficially owned approximately 84.5% of our common stock, including shares subject to outstanding options and warrants that are exercisable within 60 days after such date. We expect that upon completion of this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock before this offering, together with their respective affiliates, will still continue to beneficially hold at least     % of our outstanding common stock. Accordingly, even after this offering, these stockholders will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of entrenching our management or board of directors, delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have            shares of common stock outstanding. This includes the            shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining            shares,                 will be able to be sold 180 days after the date of this prospectus, due to lock-up agreements between the holders of these shares and the underwriters. However, Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C., on behalf of the underwriters, can waive the provisions of these lock-up agreements by prior written consent and allow these stockholders to sell their shares at any time.

In addition, as of September 30, 2018, there were 10,543,037 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of            shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold into the public market, these sales could have an adverse effect on the market price for our common stock. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares and they are issued in accordance with the terms of the plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144. For more information, see “Shares Eligible for Future Sale—Rule 144.”

We will have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways which you do not agree with or that may not yield a return.

We currently intend to use the net proceeds from this offering to higher additional sales and marketing personnel and expand marketing programs both in the United States and internationally, to fund product development and research and development activities and for working capital and other general corporate purposes, as described in “Use of Proceeds.” Any remaining amounts will be used for working capital and general corporate purposes, including funding the costs of operating as a public company, capital expenditures and the hiring of additional personnel. Although we currently intend to use the net proceeds from this offering in such a manner, we will have broad discretion in the application of the net proceeds. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future; therefore, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to do so in the foreseeable future. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business. In addition, our credit facilities contain and the terms of any future credit agreements may we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on the Company. If no securities or industry analysts commence coverage of the Company, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price could decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price could decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

Provisions in our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and by-laws, which will become effective upon the closing of this offering, include provisions that:

•

authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors;

•	prohibit stockholder action by written consent;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	provide that our directors may be removed only for cause;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorized our board of directors to modify, alter or repeal our amended and restated by-laws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated by-laws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:

•	estimates regarding the annual total addressable market for our Precision Flow systems, future results of operations, financial position, capital requirements and our needs for additional financing;

•	commercial success and market acceptance of our Precision Flow systems and any future products we may seek to commercialize;

•	competitive companies and technologies in our industry;

•	our ability to enhance our Hi-VNI Technology, expand our indications and develop and commercialize additional products;

•	our business model and strategic plans for our products, technologies and business, including our implementation thereof;

•	our ability to accurately forecast customer demand for our products and manage our inventory;

•	our ability to expand, manage and maintain our direct sales and marketing organization, and to market and sell our Hi-VNI Technology in markets outside of the United States;

•	our ability to hire and retain our senior management and other highly qualified personnel;

•	our ability to obtain additional financing in this or future offerings;

•	our ability to commercialize or obtain regulatory approvals for our products, or the effect of delays in commercializing or obtaining regulatory approvals;

•	FDA or other United States or foreign regulatory actions affecting us or the healthcare industry generally, including healthcare reform measures in the United States and international markets;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to establish and maintain intellectual property protection for our Hi-VNI Technology and Precision Flow systems or avoid claims of infringement;

•	the volatility of the trading price of our common stock;

•	our expectations regarding the use of proceeds from this offering; and

•	our expectations about market trends.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock in this offering will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial price to the public of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $        , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents and future available borrowings under our credit facilities, as follows:

•	approximately $ million to hire additional sales and marketing personnel and expand marketing programs both in the United States and internationally;

•	approximately $ million to fund product development and research and development activities; and

•	the remainder for working capital and general corporate purposes.

We may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of the agreement governing our credit facilities. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and capitalization as of September 30, 2018:

•	on an actual basis;

•

on a pro forma basis, to reflect (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 156,009,993 shares of common stock immediately prior to the closing of this offering, assuming 8,795,074 shares of Series D-1 preferred stock converts into 8,795,074 shares of common stock, (ii) the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase 3,224,332 shares of our common stock immediately prior to the closing of this offering, and (iii) the effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis, to further reflect the sale and issuance by us of             shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with the financial statements and related notes to those statements, as well as the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2018
(in thousands, except share data)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$13,195	$13,195	$

Long-term loans payable	$31,178	$31,178		$31,178
Warrant liability	41	—		—
Redeemable convertible preferred stock (no par value; actual: 159,586,369 authorized and 156,009,993 issued and outstanding; pro forma and pro forma as adjusted: 159,586,369 shares authorized, no shares issued or outstanding)	162,637	—		—
Stockholders’ equity:
Common stock ($0.001 par value; actual: 191,585,145 shares authorized and 11,467,618 shares issued and outstanding; pro forma: 191,585,145 shares authorized and 167,477,611 shares issued and outstanding; pro forma as adjusted: shares authorized and shares issued or outstanding)	11	167
Additional paid-in capital	45,574	208,096
Accumulated deficit	(201,505)	(201,505)

Total stockholders’ equity	6,717	6,758

Total capitalization	$50,153	$50,153	$

Each $1.00 increase (decrease) in the assumed initial price to the public of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $        , assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes as of September 30, 2018:

•

2,301,671 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2018 under the 2005 Plan, 2,258,246 of which were then-vested and then-exercisable, at a weighted average exercise price of $0.11 per share;

•

8,241,366 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2018 under the 2015 Plan, 2,590,172 of which were then-vested and then-exercisable, at a weighted average exercise price of $0.12 per share;

•	234,847 shares of common stock that remain available for issuance under the 2015 Plan as of September 30, 2018;

•

3,224,332 shares of common stock issuable upon the exercise of warrants outstanding to purchase shares of our convertible preferred stock outstanding as of September 30, 2018, which will convert into warrants to purchase shares of our common stock immediately prior to the closing of this offering, at a weighted average exercise price of $1.04 per share; and

•	shares of common stock reserved for issuance under the 2018 Plan, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of your shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the assumed initial price to the public per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Net tangible book value (deficit) per share represents our total tangible assets (total assets less intangible assets) less total liabilities and less preferred stock divided by the number of shares of outstanding common stock. The historical net tangible book value (deficit) of our common stock as of September 30, 2018 was $(155.9) million, or $(7.41) per share. Our pro forma net tangible book value as of September 30, 2018 was $6.8 million, or $0.32 per share, based on the total number of shares of our common stock outstanding as of September 30, 2018. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to: (1) the automatic conversion of the outstanding convertible preferred stock into an aggregate of 156,009,993 shares of common stock immediately prior to the closing of this offering, assuming 8,795,074 shares of Series D-1 preferred stock converts into 8,795,074 shares of common stock and (2) the conversion of warrants to purchase shares of our convertible preferred stock to purchase shares of our common stock immediately prior to the closing of this offering.

After giving effect to our sale of            shares of common stock in this offering at an assumed initial public offering price $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2018 would have been approximately $            , or $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share of common stock as of September 30, 2018	$(7.41)
Increase per share in net tangible book deficit per share of common stock attributable to pro forma adjustments	7.73

Pro forma net tangible book deficit per share of common stock as of September 30, 2018	0.32
Increase in net tangible book value per share of common stock attributable to this offering

Pro forma as adjusted net tangible book value per share of common stock after this offering

Dilution per share of common stock to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial price to the public of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by approximately $        , or approximately $        per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by approximately $        , or $        per share, and the dilution per share to investors participating in this offering would be $        per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, a

decrease of             shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value by approximately $        , or $        per share, and the dilution per share to investors participating in this offering would be $        per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase            additional shares in full, the pro forma as adjusted net tangible book value per share after the offering would be $        per share, the increase in the pro forma as adjusted net tangible book value per share to existing stockholders would be $        per share and the dilution to investors participating in this offering would be $            per share.

The following table summarizes, on the pro forma as adjusted basis as of September 30, 2018, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders(1)	177,058,093		%		$165,058,569		%		$0.93
New investors			%				%

Total		100%		$		100%		$

(1)

The total consideration paid excludes the consideration paid by certain holders of the Company’s Series A preferred stock who invested in the Company prior to a recapitalization of the Company which took place on March 14, 2013. Pursuant to the recapitalization, all shares of the Company’s previously outstanding Series A through Series F preferred stock and common stock were converted into 3,468,196 shares of the Company’s newly created Series A preferred stock and 67,778 shares of the Company’s common stock based on defined conversion rates. The total consideration paid for these shares was approximately $47.1 million. See Note 15 in the Notes to consolidated financial statements included elsewhere in this prospectus for further information related to the recapitalization.

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to    % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to    % of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) total consideration paid by new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $        , assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The outstanding share information in the tables above excludes as of September 30, 2018:

•

2,301,671 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2018 under the 2005 Plan, 2,258,246 of which were then-vested and then-exercisable, at a weighted average exercise price of $0.11 per share;

•

8,241,366 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2018 under the 2015 Plan, 2,590,172 of which were then-vested and then-exercisable, at a weighted average exercise price of $0.12 per share;

•	234,847 shares of common stock that remain available for issuance under the 2015 Plan as of September 30, 2018;

•

3,224,332 shares of common stock issuable upon the exercise of warrants outstanding to purchase shares of our convertible preferred stock outstanding as of September 30, 2018, which will convert into warrants to purchase shares of our common stock immediately prior to the closing of this offering, at a weighted average exercise price of $1.04 per share; and

•	shares of common stock reserved for issuance under the 2018 Plan, which will become effective in connection with this offering.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future.

SELECTED FINANCIAL DATA

The following tables set forth, for the periods and as of the dates indicated, our selected historical financial data. The statements of operations data for the years ended December 31, 2016 and 2017 have been derived from our audited financial statements included elsewhere in this prospectus. The summary financial data for the nine months ended September 30, 2017 and 2018 have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in our opinion, contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and our operating results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018 or any other periods or any future year or period.

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands, except share and per share data)
Statement of Operations Data:
Net revenue	$30,122	$35,597	$25,190	$30,691
Cost of revenue	20,183	22,357	15,410	18,737

Gross profit	9,939	13,240	9,780	11,954
Operating expenses:
Research and development	6,211	7,569	5,441	6,074
Sales and marketing	20,026	26,221	18,575	24,331
General and administrative	5,939	8,020	5,953	7,789
(Gain) loss on disposal of fixed assets	(14)	301	—	59

Total operating expenses	32,162	42,111	29,969	38,253

Loss from operations	(22,223)	(28,871)	(20,189)	(26,299)
Other (expense) income:
Foreign currency (loss) gain	(143)	4	(195)	(2)
Interest income	8	3	2	21
Interest expense	(716)	(2,232)	(1,610)	(2,022)
Loss on debt extinguishment	(295)	—	—	(1,842)
Gain on change in fair value of warrant liabilities	297	91	18	553

Net loss	$(23,072)	$(31,005)	$(21,974)	$(29,591)

Net loss per share—basic and diluted(1)	$(3.53)	$(3.20)	$(2.32)	$(2.54)

Weighted-average number of shares used in net loss per share—basic and diluted(1)	6,542,717	9,723,681	9,512,889	11,672,339

Pro forma net loss per share, basic and diluted(1)		$(0.24)		$(0.19)

Weighted-average number of shares used in pro forma net loss per share—basic and diluted(1)		129,541,973		158,983,907

(in thousands)	As of December 31, 2016	As of December 31, 2017	As of September 30, 2018
Balance Sheet Data:
Cash and cash equivalents	$5,846	$26,508	$13,195
Working capital(2)	12,520	32,606	23,162
Total assets	30,855	60,235	50,153
Warrant liability	620	529	41
Convertible preferred stock	107,637	152,637	162,637
Total stockholders’ equity	11,370	25,780	6,717

(1)

See Note 2 to our financial statements included elsewhere in this prospectus for a description of the method used to calculated basic and diluted net loss per share and pro forma basic and diluted net loss per share.

(2)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a global medical technology company focused on the development and commercialization of our proprietary Hi-VNI Technology products that are used to treat patients of all ages suffering from respiratory distress. Our Hi-VNI Technology delivers noninvasive ventilatory support by providing heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface. Our Precision Flow systems, which use Hi-VNI Technology, are clinically validated alternatives to, and address many limitations of, the current standard of care for the treatment of respiratory distress in a hospital setting. As of September 30, 2018, more than 1.5 million patients have been treated with our Precision Flow systems, and we have a global installed base of over 12,000 capital units.

We currently offer three versions of our Precision Flow systems: Precision Flow Plus, Precision Flow Classic and Precision Flow Heliox. We generate revenue primarily from sales of our Precision Flow systems, which include capital units and single-use disposables, and to a lesser extent, sales of our companion products, which include the Vapotherm Transfer Unit 2.0, the Q50 compressor and various adaptors. We sell our Precision Flow systems to hospitals through a direct sales organization in the United States and through distributors in select countries outside of the United States. In addition, we have clinical educators who are experienced users of Hi-VNI Technology and who focus on our medical education efforts to facilitate adoption and increase utilization. We focus on physicians, respiratory therapists and nurses who work in acute hospital settings, including the ED and adult, pediatric and neonatal ICUs. Our relationship with these clinicians is particularly important, as it enables our products to follow patients through the care continuum. We have sold our Precision Flow systems to over 1,200 hospitals across the United States, where they have been primarily deployed in the ICU setting.

We assemble our Precision Flow systems in our facility in New Hampshire and we rely on third-party suppliers for a majority of the components of our products, including many single source suppliers and a sole source supplier. We maintain higher levels of inventory to protect ourselves from supply interruptions, and, as a result, we are subject to the risk of inventory obsolescence and expiration, which could lead to inventory impairment charges. We currently ship our Precision Flow systems from our facility in New Hampshire directly to our United States customers and many of our international distributors on a purchase order basis. Warehousing and shipping operations for some of our international distributors are handled by a third-party vendor with facilities located in the Netherlands. While our customers have the right to return purchased products subject to a restocking fee, our historical return experience has been immaterial.

Since inception, we have financed our operations primarily through private placements of our convertible preferred stock, sales of our Precision Flow systems and amounts borrowed under our credit facilities. We have devoted the majority of our resources to research and development activities related to our Precision Flow systems including regulatory initiatives and sales and marketing activities. We have invested heavily in our sales and marketing function by increasing the number of sales representatives and clinical educators to facilitate adoption and increase utilization of our Hi-VNI Technology products and expanded our digital marketing initiatives and medical education programs. For the year ended December 31, 2017, we generated revenue of $35.6 million and had a net loss of $31.0 million compared to revenue of $30.1 million with and a net loss of $23.1 million for the year ended December 31, 2016. For the nine months ended September 30, 2018, we generated revenue of $30.7 million and had a net loss of $29.6 million compared to revenue of $25.2 million and a net loss of $22.0 million for the nine months ended September 30, 2017. Our accumulated deficit as of September 30, 2018 was $201.5 million. In 2017, 78.8% of our revenue was derived in the United States and 21.2% was derived outside the United States. No single customer accounted for more than 10% of our revenue.

We intend to continue to make significant investments in our sales and marketing organization by increasing the number of U.S. sales representatives and expanding our international marketing programs and expanding direct to clinician digital marketing efforts to help facilitate further adoption among existing hospital accounts as well as broaden awareness of our products to new hospitals. We also expect to continue to make investments in research and development, regulatory affairs and clinical studies to develop future generations of our Hi-VNI Technology products, support regulatory submissions and demonstrate the clinical efficacy of our new products. Because of these and other factors, we expect to continue to incur net losses for the next several years and we expect to require additional funding, which may include future equity and debt financings.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months unless we obtain additional capital to finance our operations. Unless we raise sufficient capital from other sources, our revenues are not enough to finance our operations. Management intends to raise additional funds through public or private placement offerings. At this time, we do not have plans or intentions to raise additional funds by way of the sale of additional securities, other than pursuant to this offering.

Components of Our Results of Operations

Revenue

Our revenue consists primarily of the sale of products, leases and services.

Product Revenue

We primarily derive our revenue from the sale of our products to hospitals in the United States and through distributors in select countries outside of the United States. Product sales consist of the following:

Capital Revenue. Our capital revenue is derived from the sale of our capital equipment, which consists of the Precision Flow Plus, Precision Flow Classic, Precision Flow Heliox, Vapotherm Transfer Unit and Q50 compressor. Capital equipment sales include a one-year warranty.

Disposable Revenue. Our disposable revenue is derived from the sale of single-use disposables, nasal interfaces, or cannulas, and adaptors used in conjunction with the Precision Flow capital units.

Lease Revenue

We enter into agreements to lease our capital equipment. We assess and classify these transactions as sales-type or operating leases based on whether the lease transfers ownership of the equipment to the lessee. Equipment included in arrangements which provide for the transfer of title at, or shortly after, the end of the lease term in exchange for the payment of a nominal fee are accounted for as a sales-type lease. We record the current value of future lease payments as a component of prepaid expenses and other current assets. Equipment included in arrangements that do not transfer title are accounted for as operating leases and we recognize revenue on a straight-line basis as it becomes due over the lease term.

Service Revenue

This revenue consists of service, component part and freight revenue offset by rebates and fees payable to group purchasing organizations, or GPOs, integrated delivery networks, or IDNs and distributor partners. Service revenue consists of fees associated with routine service of capital units and the sale of extended service contracts and preventative maintenance plans. In addition, we sell small quantities of component parts to third-party international service centers who service Precision Flow capital units outside of the United States. Freight revenue is based upon a percentage markup of freight costs associated with the shipment of products domestically, and to a lesser extent, internationally.

Recent revenue growth has been driven by, and we expect continued growth as a result of, increasing revenue from product sales due to our growing installed base of Precision Flow systems and related disposables sales. Our revenue has fluctuated, and we expect our revenue to continue to fluctuate, from quarter to quarter due to a variety of factors including seasonality. We have historically experienced seasonality in our first quarter due to the impact of the flu in the Northern Hemisphere and in our fourth quarter, which coincides with our customers’ fiscal year-end and often drives higher purchases of capital equipment as previously approved but unspent capital budgets typically expire at year-end.

Cost of Goods Sold and Gross Margin

Cost of goods sold consists primarily of costs incurred in the production process, including costs of component materials, assembly labor and overhead, warranty, provisions for slow-moving and obsolete inventory and freight costs for items sold. Within the overhead costs we include personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation for our procurement, quality control and operations supervisors and management personnel. We provide a one-year warranty on capital equipment, and we establish a reserve for warranty repairs based on historical warranty repair costs incurred. Provisions for warranty obligations, which are included in cost of goods sold, are provided for at the time of shipment. Cost of goods sold in absolute dollars will increase as our sales volume increases.

We calculate gross margin as gross profit divided by revenue. Our gross margin has been, and we expect it will continue to be, affected by a variety of factors, including manufacturing costs, the average selling price of our Precision Flow systems, the implementation of disposable cost-reduction initiatives, sales volume and inventory obsolescence costs. Sales mix also impacts our gross margins as our average selling price in the United States is typically higher than for our international sales given our distribution model. In addition, sales of our single-use disposables carry a higher margin than that of our capital equipment sales. Our gross margin may increase over the long-term to the extent our production volumes increase, we launch new products and we continue to experience cost savings derived from supply chain and manufacturing efficiencies. However, our gross margin may fluctuate from quarter to quarter due to seasonality.

Operating Expenses

Research and Development

Research and development expenses consist primarily of product development, engineering, regulatory expenses, testing, laboratory supplies, consulting services and other costs associated with future generations of products using our Hi-VNI Technology. These expenses include personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation for employees in our research and development, regulatory, quality assurance and innovation functions. We expect research and development expenses to increase in the future as we develop future generations of products using our Hi-VNI Technology and companion products. We expect research and development expenses as a percentage of revenue to vary over time depending on the level and timing of new product development initiatives.

Sales and Marketing

Our sales and marketing expenses consist primarily of personnel-related expenses, including salaries, commissions and bonuses, travel expenses, benefits and stock-based compensation for employees in our sales and marketing, customer service and medical education functions. Other sales and marketing expenses include consulting services, education, training, tradeshows, digital marketing, medical education and clinical studies. We expect sales and marketing expenses to continue to increase in absolute dollars as we continue to expand our sales and marketing organization to both drive and support our planned growth in revenue. We expect sales and marketing expenses to continue to decrease as a percentage of revenue primarily as, and to the extent, our revenue grows.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits, and stock-based compensation, for employees in our finance, administration, human resources, information technology, and legal functions. Other general and administrative expenses include professional services fees, audit fees, travel expenses, insurance costs and general corporate expenses including facilities-related expenses. We expect our general and administrative expenses will increase in absolute dollars as we expand our headcount to support our growth and operations as a public company, upgrade our director and officer insurance coverage to be commensurate with other publicly listed companies and incur additional expenses related to audit, legal, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements. We expect general and administrative expenses to continue to decrease as a percentage of revenue primarily as, and to the extent, our revenue grows.

(Gain) Loss on Disposal of Fixed Assets

The (gain) loss on disposal of fixed assets is calculated by comparing the net proceeds received for the disposed fixed asset against the net book value of the disposed fixed asset on the date of disposal with the difference being recorded as a (gain) loss as a component of operating expenses. We expect (gain) loss on disposal of fixed assets to vary over time.

Other Expense, Net

Other expense, net consists primarily of interest expense related to our credit facilities offset by interest income driven by the interest accruing on cash and cash equivalents. Other expense, net also includes the loss on the extinguishment of debt, the fair value adjustment of our outstanding convertible preferred stock warrants, which are accounted for as a liability and marked to market at each reporting period based on the Black-Scholes valuation model and foreign currency gain or loss based on the fluctuation of assets or liabilities valued in foreign currency.

Results of Operations

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands)
Net revenue	$30,122	$35,597	$25,190	$30,691
Cost of goods sold	20,183	22,357	15,410	18,737

Gross profit	9,939	13,240	9,780	11,954

Operating expenses:
Research and development	6,211	7,569	5,441	6,074
Sales and marketing	20,026	26,221	18,575	24,331
General and administrative	5,939	8,020	5,953	7,789
(Gain) loss on disposal of fixed assets	(14)	301	—	59

Total operating expenses	32,162	42,111	29,969	38,253

Loss from operations	(22,223)	(28,871)	(20,189)	(26,299)
Other expense, net	(849)	(2,134)	(1,785)	(3,292)

Net loss	$(23,072)	$(31,005)	$(21,974)	$(29,591)

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

Revenue

	Nine Months Ended September 30,
	2017		2018		Change
	(in thousands, except percentages)
	Amount	% of Revenue	Amount	% of Revenue	$	%
Product Revenue
Capital	$5,695	22.6%	$7,868	25.7%	$2,173	38.2%
Disposable	17,142	68.1%	20,481	66.7%	3,339	19.5%

Subtotal Product Revenue	22,837	90.7%	28,349	92.4%	5,512	24.1%
Lease Revenue	995	3.9%	992	3.2%	(3)	-0.3%
Service Revenue	1,358	5.4%	1,350	4.4%	(8)	-0.6%

Total Revenue	$25,190	100.0%	$30,691	100.0%	$5,501	21.8%

Revenue increased $5.5 million, or 21.8%, to $30.7 million for the nine months ended September 30, 2018 compared to $25.2 million for the nine months ended September 30, 2017. The increase in revenue was primarily attributable to a $3.3 million increase in disposable revenue, $2.3 million of which was related to an increase in the installed base of Precision Flow capital units and $1.0 million was attributable to a higher average selling price. Additionally, capital revenue increased $2.2 million from the sale of Precision Flow system capital units, of which $1.2 million was attributable to a higher selling price for the Precision Flow capital units due to a higher mix of Precision Flow Plus capital unit sales and $1.0 million of which was attributed to an increase in volume. Both increases were primarily attributable to a full nine months of sales of the Precision Flow Plus system in the first nine months of fiscal year 2018 as opposed to approximately six months in fiscal year 2017 as the Precision Flow Plus was commercially launched in April 2017. The remaining $0.9 million increase was primarily attributable to a higher selling price for the Precision Flow capital units.

Revenue information by geography is summarized as follows:

	Nine Months Ended September 30,
	2017		2018		Change
	(in thousands, except percentages)
	Amount	% of Revenue	Amount	% of Revenue	$	%
U.S.	$19,857	78.8%	$23,978	78.1%	$4,121	20.8%
International	5,333	21.2%	6,713	21.9%	1,380	25.9%

Total Revenue	$25,190	100.0%	$30,691	100.0%	$5,501	21.8%

Revenue generated in the United States increased $4.1 million, or 20.8%, to $24.0 million for the nine months ended September 30, 2018, compared to $19.9 million for the nine months ended September 30, 2017. Revenue growth in the United States was primarily due to increased disposable sales resulting from a larger installed base of Precision Flow units and a higher mix of Precision Flow Plus unit sales as compared to our Precision Flow Classic unit sales on a year over year basis.

Revenue generated in our international markets increased $1.4 million, or 25.9%, to $6.7 million for the nine months ended September 30, 2018 compared to $5.3 million for the nine months ended September 30, 2017. Revenue growth outside the United States was primarily due to increased Precision Flow unit sales in existing markets and to a lesser extent increased disposable sales resulting from a larger installed base of Precision Flow units.

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $3.3 million, or 21.4%, to $18.7 million in the nine months ended September 30, 2018 compared to $15.4 million in the nine months ended September 30, 2017. The increase was primarily due to increased product costs due to higher sales volumes of our Precision Flow capital units and disposables and, to a lesser extent, an increase in the acquisition cost of a key DPC component.

Gross margin remained constant at 38.9% in the nine months ended September 30, 2018 compared to 38.8% in the nine months ended September 30, 2017. In the nine months ended September 30, 2018, global average selling prices were higher, primarily driven by a higher mix of Precision Flow Plus capital unit sales as compared to the nine months ended September 30, 2017 as the Precision Flow Plus was commercially launched in April 2017. This was primarily offset by the increase in acquisitions costs of a key DPC component.

Research and Development Expenses

Research and development expenses increased $0.7 million, or 13.0%, to $6.1 million in the nine months ended September 30, 2018 compared to $5.4 million in the nine months ended September 30, 2017. As a percentage of revenue, research and development expenses decreased to 19.8% in the nine months ended September 30, 2018 compared to 21.6% in the nine months ended September 30, 2017. The increase in research and development expenses was due to new product development costs and an increase in research and development headcount and other employee-related expenses.

Sales and Marketing Expenses

Sales and marketing expenses increased $5.7 million, or 30.6%, to $24.3 million in the nine months ended September 30, 2018 compared to $18.6 million in the nine months ended September 30, 2017. As a percentage of revenue, sales and marketing expenses increased to 79.3% in the nine months ended September 30, 2018 compared to 73.7% in the nine months ended September 30, 2017. The increase in sales and marketing expenses was primarily due to increased headcount, and corresponding compensation, travel and other employee-related expenses in our U.S. sales and marketing organization and, to a lesser extent, investments in digital marketing programs and medical education initiatives in the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017.

General and Administrative Expenses

General and administrative expenses increased $1.8 million, or 30.0%, to $7.8 million in the nine months ended September 30, 2018 compared to $6.0 million in the nine months ended September 30, 2017. As a percentage of revenue, general and administrative expenses increased to 25.4% in the nine months ended September 30, 2018 compared to 23.6% in the nine months ended September 30, 2017. The increase in general and administrative expenses was primarily due to an increase in uncollectible accounts receivable and increases in facility costs, legal, advisory and consulting fees and to a lesser extent, software maintenance expenses.

(Gain) Loss on Disposal of Fixed Assets

The (gain) loss on disposal of fixed assets for the nine months ended September 30, 2018 was attributable to the loss on the disposal of fixed assets associated with our facility consolidation. We expect (gain) loss on disposal of fixed assets to vary over time.

Other Expense, Net

Other expense, net increased $1.5 million, or 83.3%, to $3.3 million in the nine months ended September 30, 2018 compared to $1.8 million in the nine months ended September 30, 2017. The increase in other expense, net was due to debt extinguishment costs and, to a lesser extent, an increase in interest expense related to additional borrowings under our credit facilities. This increase was partially offset by a decrease related to the change in the fair value adjustment of our outstanding convertible preferred stock warrants.

Fiscal Year Ended December 31, 2017 Compared to Fiscal Year Ended December 31, 2016

Revenue

	Year Ended December 31,
	2016		2017		Change
	(in thousands, except percentages)
	Amount	% of Revenue	Amount	% of Revenue	$	%
Product Revenue
Capital	$7,809	25.9%	$7,981	22.4%	$172	2.2%
Disposable	19,755	65.6%	23,960	67.3%	4,205	21.3%

Subtotal Product Revenue	27,564	91.5%	31,941	89.7%	4,377	15.9%
Lease Revenue	1,310	4.4%	1,766	5.0%	456	34.8%
Service Revenue	1,248	4.1%	1,890	5.3%	642	51.4%

Total Revenue	$30,122	100.0%	$35,597	100.0%	$5,475	18.2%

Revenue increased $5.5 million, or 18.2%, to $35.6 million in fiscal year 2017 compared to $30.1 million in fiscal year 2016. The increase was primarily due to an increase of $4.2 million of disposables revenue of which $3.7 million was due to an increase in volume from a larger installed base of Precision Flow capital units and $0.5 million was due to a higher average selling price. Additionally, capital revenue, lease revenue and service revenue increased by approximately $1.3 million due to an increase in volume.

Revenue information by geography is summarized as follows:

	Year Ended December 31,
	2016		2017		Change
	(in thousands, except percentages)
	Amount	% of Revenue	Amount	% of Revenue	$	%
U.S.	$22,906	76.0%	$27,958	78.5%	$5,052	22.1%
International	7,216	24.0%	7,639	21.5%	423	5.9%

Total Revenue	$30,122	100.0%	$35,597	100.0%	$5,475	18.2%

Revenue generated in the United States increased $5.1 million, or 22.1%, to $28.0 million in fiscal year 2017 compared to $22.9 million in fiscal year 2016. Revenue growth in the United States was primarily due to increased disposable sales resulting from a larger installed base of Precision Flow units, the launch of our Precision Flow Plus unit in April 2017, and, to a lesser extent, an increase in other revenues.

Revenue generated in our international markets increased $0.4 million, or 5.9%, to $7.6 million in fiscal year 2017 compared to $7.2 million in fiscal year 2016. Revenue growth internationally was due to increased disposables sales resulting from a larger installed base of Precision Flow units and, to a lesser extent, sales of Precision Flow units in existing markets.

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $2.2 million, or 10.9%, to $22.4 million in fiscal year 2017 compared to $20.2 million in fiscal year 2016. The increase was due to the increased sales volume and increased costs associated with our new production facility.

Gross margin increased to 37.2% in fiscal year 2017 compared to 33.0% in fiscal year 2016. The increase in gross margin was primarily due to the launch of our Precision Flow Plus unit in April 2017 and, to a lesser extent, supply chain and manufacturing efficiencies.

Research and Development Expenses

Research and development expenses increased $1.4 million, or 22.6%, to $7.6 million in fiscal year 2017 compared to $6.2 million in fiscal year 2016. As a percentage of revenue, research and development expenses increased to 21.3% in fiscal year 2017 compared to 20.6% in fiscal year 2016. The increase in research and development expenses is primarily due to increased headcount and corresponding compensation and other employee-related expenses and, to a lesser extent, to product development costs.

Sales and Marketing Expenses

Sales and marketing expenses increased $6.2 million, or 31.0%, to $26.2 million in fiscal year 2017 compared to $20.0 million in fiscal year 2016. As a percentage of revenue, sales and marketing expenses increased to 73.7% in fiscal year 2017 compared to 66.5% in fiscal year 2016. The increase in sales and marketing expenses was due to increased headcount and corresponding compensation, travel and other employee-related expenses in both our U.S. and international sales and marketing organizations. In addition, we increased investments in digital marketing programs and medical education in fiscal year 2017 as compared to fiscal year 2016.

General and Administrative Expenses

General and administrative expenses increased $2.1 million, or 35.6%, to $8.0 million in fiscal year 2017 compared to $5.9 million in fiscal year 2016. As a percentage of revenue, general and administrative expenses increased to 22.5% in fiscal year 2017 compared to 19.7% in fiscal year 2016. The primary driver of this increase was due to increased headcount and associated employee compensation and other employee-related expenses and to a lesser extent, to increased facility costs as a result of additional space under lease, and recruiting and relocation expenses resulting from headcount additions.

(Gain) Loss on Disposal of Fixed Assets

The (gain) loss on disposal of fixed assets for the fiscal year ended December 31, 2017 was attributable to the loss on the disposal of fixed assets associated with our facility relocation. We expect (gain) loss on disposal of fixed assets to vary over time.

Other Expense, Net

Other expense, net increased $1.3 million, or 162.5%, to $2.1 million in fiscal year 2017 compared to $0.8 million in fiscal year 2016. The increase in other expense, net was primarily due to the increase in interest expense related to our increase in borrowings under our credit facilities. This increase was partially offset as we did not record any debt extinguishment costs or foreign currency losses in fiscal year 2017 as compared to $0.5 million in 2016.

Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly statements of operations data and other data for each of the eight most recent quarters in the period ended September 30, 2018. We have prepared the quarterly results of operations data on a consistent basis with the audited financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly results of operations data reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The statements of operations data should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
	Dec. 31, 2016	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018
	(in thousands)
Revenue	$7,924	$9,129	$8,182	$7,879	$10,407	$10,739	$10,563	$9,389
Cost of goods sold	4,939	5,492	4,822	5,096	6,947	6,494	6,469	5,774

Gross profit	2,985	3,637	3,360	2,783	3,460	4,245	4,094	3,615
Operating expenses:
Research and development	1,581	1,835	1,732	1,874	2,128	2,225	2,081	1,768
Sales and marketing	5,443	6,388	6,285	5,902	7,646	8,051	8,525	7,755
General and administrative	1,417	1,949	2,108	1,896	2,067	2,382	2,603	2,804
(Gain) loss on disposal of fixed assets	(6)	—	—	—	301	3	39	17

Total operating expenses	8,435	10,172	10,125	9,672	12,142	12,661	13,248	12,344

Loss from operations	(5,450)	(6,535)	(6,765)	(6,889)	(8,682)	(8,416)	(9,154)	(8,729)
Other expense, net	(263)	(358)	(655)	(772)	(349)	(489)	(2,073)	(730)

Net loss	$(5,713)	$(6,893)	$(7,420)	$(7,661)	$(9,031)	$(8,905)	$(11,227)	$(9,459)

Seasonality

Historically, we have experienced seasonality in our first and fourth quarters, and we expect this trend to continue. We have experienced and may in the future experience higher sales in the fourth quarter as a result of increased sales from hospitals nearing their fiscal year-end that have not fully utilized the funds allocated to purchases of our Precision Flow systems. In the first quarter of each year we have experienced and may in the future experience higher sales in direct correlation with the number of patients presenting with respiratory distress due to the severity of the flu season, especially in the Northern Hemisphere.

Liquidity and Capital Resources

As of September 30, 2018, we had cash and cash equivalents of $13.2 million and an accumulated deficit of $201.5 million. Our primary sources of capital to date have been from private placements of our convertible preferred stock, sales of our Precision Flow systems and amounts borrowed under credit facilities. Since inception, we have raised a total of $162.6 million in net proceeds from private placements of our convertible preferred stock. In November 2016, we entered into a Business Financing Agreement with Western Alliance Bank for a revolving line of credit of up to $7.0 million with availability based on eligible accounts receivable, or the Revolving Facility. We refinanced this agreement in April 2018, increasing the revolving line of credit to $7.5 million. As of September 30, 2018, we had $1.7 million of outstanding borrowings and $1.9 million of availability under the revolving line of credit. Concurrently, in April 2018, we entered into a credit agreement and guaranty with Perceptive Credit Holdings II, LP for up to $42.5 million of term debt financing, or the Term Loan. As of September 30, 2018, we had approximately $32.0 million of term debt outstanding under the Term Loan.

We believe that our existing cash resources, availability under our credit facilities and estimated net proceeds from this offering will be sufficient to meet our capital requirements and fund our operations for at least                months. If these sources are insufficient to satisfy our liquidity requirements we may seek to sell additional equity or make additional borrowings under our existing credit facilities or enter new debt financing arrangements. If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Additional financing may not be available at all, or in amounts or on terms unacceptable to us. If we are unable to obtain additional financing, we may be required to delay the development, commercialization and marketing of our Precision Flow systems.

Cash Flows

The following table presents a summary of our cash flow for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
	(in thousands)
Net cash provided by (used in):
Operating activities	$(25,371)	$(29,246)	$(21,761)	$(28,601)
Investing activities	(4,531)	(5,947)	(3,214)	(3,997)
Financing activities	21,561	55,855	29,995	19,285

Net increase (decrease) in cash and cash equivalents	$(8,341)	$20,662	$5,020	$(13,313)

Operating Activities

The net cash used in operating activities was $28.6 million during the nine months ended September 30, 2018 and consisted primarily of a net loss of $29.6 million, an increase of $2.7 million in net operating assets and offset by $3.7 million in non-cash charges. Non-cash charges consisted primarily of a loss on the extinguishment of debt and depreciation and amortization expense.

The net cash used in operating activities was $21.8 million during the nine months ended September 30, 2017 and consisted primarily of a net loss of $22.0 million, an increase in net operating assets of $0.8 million and offset by $1.0 million in non-cash charges. The increase in net operating assets was primarily due to an increase in inventory. Non-cash charges consisted primarily of depreciation and amortization expense.

The net cash used in operating activities was $29.2 million in 2017 and consisted primarily of a net loss of $31.0 million offset by non-cash charges of $1.8 million. Non-cash charges consisted primarily of depreciation and amortization expense, losses on disposals of fixed assets and stock-based compensation expense.

The net cash used in operating activities was $25.4 million in 2016 and consisted primarily of a net loss of $23.1 million, an increase in net operating assets of $4.4 million and offset by non-cash charges of $2.1 million. The increase in net operating assets consisted primarily of restricted cash established in connection with our facility lease and increased accounts receivable. Non-cash charges consisted primarily of depreciation and amortization expense and stock-based compensation expense.

Investing Activities

Net cash used in investing activities for the periods reported above consisted of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $19.3 million during the nine months ended September 30, 2018 and consisted primarily of $20.0 million in repayment of loans offset by $30.4 million in proceeds of loans and $9.9 million in proceeds from the issuance of Series D-1 convertible preferred stock.

Net cash provided by financing activities was $30.0 million during the nine months ended September 30, 2017 and consisted primarily of $20.0 million of net proceeds from the issuance of Series D convertible preferred stock and borrowings of $10.0 million under our term debt facility.

Net cash provided by financing activities was $55.9 million in 2017 and consisted primarily of $44.9 million of net proceeds from the issuance of Series D convertible preferred stock, borrowings of $10.5 million under our credit facilities and $0.5 million in proceeds from the exercise of equity-based awards.

Net cash provided by financing activities was $21.6 million in 2016 and consisted primarily of $15.0 million of net proceeds from the issuance of Series C convertible preferred stock, borrowings of $11.8 million under our credit facilities and $0.8 million in proceeds from the exercise of equity-based awards. These increases were partially offset by $6.0 million in repayment of term loans.

Indebtedness

Revolving Line of Credit

In November 2016, we entered into the Revolving Facility. The agreement made $7.0 million of Revolving Facility available upon the closing date. Availability under the Revolving Facility is calculated based upon 80% of the eligible receivables (net of pre-paid deposits, pre-billed invoices, other offsets, and contras related to each specific account debtor).

Interest is to be paid monthly on the average outstanding balance, at the Wall Street Journal Prime Rate plus 1.75%, floating, subject to a floor of 3.5%. The interest rate was 6.3% and 5.5% at December 31, 2017 and 2016, respectively and 7.0% at September 30, 2018. The principal was originally due upon maturity, at

September 30, 2018. On April 6, 2018, we amended and restated the Revolving Facility to extend the maturity date to September 30, 2020 and increase the revolving line of credit to $7.5 million, making no other material changes. The outstanding balance under the line of credit was $3.0 million and $2.5 million at December 31, 2017 and 2016, respectively, and $1.7 million as of September 30, 2018. The remaining amount available to borrow based on eligible receivables was $1.1 million and $0.5 million at December 31, 2017 and 2016, respectively, and $1.9 million as of September 30, 2018.

Term Debt

In July 2015, we entered into a Loan and Security Modification Agreement, or 2015 LSA, with a commercial bank. Pursuant to the 2015 LSA, the term debt facility was increased to $8.0 million, comprised of a $6.0 million term loan with an additional $2.0 million available. The term loan of $6.0 million was drawn down at closing and paid in full the previous Loan and Security Agreement with no cash exchanged. Interest per the 2015 LSA Agreement was to be paid monthly, and the interest rate for all principal amounts advanced under the term loan was “Bank Prime Rate,” as adjusted from time to time, plus 2.7%. This debt was extinguished in November 2016.

In November 2016, we entered into a Loan and Security Agreement with Solar Capital Ltd., or Solar, for a total facility amounting to $20.0 million, available in three tranches. The first tranche was drawn down in the amount of $10.0 million on the effective date which paid off in full the 2015 loan balance of $6.0 million. We achieved the minimum revenue threshold required to draw down the second tranche of $5.0 million of term debt financing which we did in January 2017. In addition, we obtained a signed term sheet for an equity financing in excess of $10.0 million which allowed us to draw down the third and final tranche of $5.0 million term debt financing, which we elected to do in March 2017 bringing our total balance outstanding under this facility to $20.0 million. Pursuant to the Loan and Security Agreement with Solar, interest was to be paid monthly, and the interest rate for all principal amounts advanced under the loan is equal to “LIBOR Rate” plus 8.99% (10.4% and 9.7% at December 31, 2017 and 2016, respectively). We pledged all assets as collateral with a double negative pledge on intellectual property. The facility had a 24-month period from the date of funding where interest only payments were payable. This debt was extinguished in April 2018.

On April 6, 2018, we entered into a Credit Agreement and Guaranty, which was subsequently amended on September 27, 2018. The Credit Agreement and Guaranty initially provided for a term loan facility in the amount of $42.5 million, available in three tranches, of which the first tranche of $20.0 million was drawn upon closing. This first tranche paid off the borrowings under the Loan and Security Agreement with Solar in full. A second tranche of $10.0 million was drawn on July 20, 2018. The availability of the final tranche of $12.5 million was dependent upon the Company achieving a minimum of $43.2 million in revenue in 2018. In the third quarter of 2018, the Credit Agreement and Guaranty was amended and this revenue requirement was removed. We borrowed $2.0 million from this third tranche on September 27, 2018. The remaining balance of the third tranche is $10.5 million. The outstanding principal amount of the facility accrues interest at an annual rate equal to the Applicable Margin of 9.06% plus the greater of (a) one-month LIBOR and (b) 1.75% per year. The term loan is secured by substantially all our personal property including intellectual property. All unpaid and accrued unpaid interest with respect to each such term loan is due and payable in full on the maturity date at April 6, 2023. On the maturity date, in addition to the payment principal and accrued interest, we will be required to make a payment of 0.5% of the total amount borrowed under the credit agreement and guaranty, which we refer to as the Final Payment, unless we have not already made such payment in connection with an acceleration or prepayment of borrowings under the term loan. In the event we prepay all or part of this term loan facility prior to the maturity date, we may be subject to additional prepayment fees which decrease as the time to maturity decreases.

We issued warrants to Perceptive to purchase 527,705, 263,853 and 52,771 shares of our Series D convertible preferred stock at an exercise price of $1.137 per share in April 2018, July 2018 and September 2018, respectively. Each of the warrants has a term of 10 years.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

Our contractual obligations and commitments as of December 31, 2017 are summarized in the table below:

	Payments Due by Year
(in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt(1)	$19,446	$—	$16,000	$3,446	$—
Operating leases(2)	10,786	1,227	3,003	3,095	3,461

Total contractual obligations	$30,232	$1,227	$19,003	$6,541	$3,461

(1)

The total amount outstanding under our credit facilities was approximately $20.0 million at December 31, 2017. Assumes a 60-month amortization period for repayment of the debt. See “—Liquidity and Capital Resources— Indebtedness” for further details on our outstanding credit facilities, including amendments to our credit facilities subsequent to December 31, 2017. In July 2018, we borrowed an additional $10.0 million and in September 2018 we borrowed an additional $2.0 million under the Credit Agreement and Guaranty.

(2)	We currently lease approximately 84,140 square feet for our headquarters in Exeter, New Hampshire under a lease that expires in January 2026.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The risk associated with fluctuating interest rates is primarily limited to our outstanding debt, which has a variable interest rate. If overall interest rates had increased by 100 basis points during the periods presented our interest expense would not have been materially affected.

Credit Risk

As of December 31, 2016 and 2017, and September 30, 2018, our cash and cash equivalents were primarily maintained with one financial institution in the United States, and our current deposits are likely more than insured limits. We believe this institution has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to us.

Our accounts receivable primarily relate to revenue from the sale of our Precision Flow systems to hospitals in the United States and select markets outside of the United States. No single customer represented more than 10% of our accounts receivable as of December 31, 2017 or September 30, 2018.

Foreign Currency Risk

The majority of our business is currently conducted in U.S. dollars. Any transactions that may be conducted in foreign currencies are not expected to have a material effect on our results of operations, financial position or cash flows.

Inflation Risk

Inflationary factors, such as increases in our cost of goods sold and selling and operating expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin and selling and marketing and operating expenses as a percentage of our revenue if the selling prices of our products do not increase as much as or more than these increased costs.

Related Parties

For a description of our related party transactions, see “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the audited financial statements and accompanying notes included elsewhere in this prospectus. Management believes that such estimates have been based on reasonable and supportable assumptions and the resulting estimates are reasonable for use in the preparation of the audited financial statements. Actual results could differ from these estimates.

Significant areas requiring management estimates or judgments include the following key financial areas:

Revenue Recognition

Our revenue consists primarily of the sale of products, leases and services. Product revenue consists of capital equipment and disposables that are shipped and billed to customers both domestically and internationally. Our main capital equipment products are the Precision Flow systems, the Vapotherm Transfer Unit and Q50 compressor. Our main disposable products are the single-use disposables and nasal interfaces, or cannulas. Lease revenue consists of capital equipment that we lease out to our customers and service revenue consists of repairing aged customer equipment, the sale of component parts and freight revenue offset by rebates and fees paid to certain customers. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we performed the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determines those that are performance obligations and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Sales, value-added, and other taxes collected on behalf of third parties are excluded from revenue. Our standard payment term is generally 30 days from date of sale.

Contracts with customers may contain multiple performance obligations. For such arrangements, the transaction price is allocated to each performance obligation based on the estimated relative stand-alone selling prices of the promised products or services underlying each performance obligation. We determined standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or significantly after performance, resulting in a significant financing component. Applying the practical expedient in paragraph 606-10-32-18, we do not assess whether a significant financing component exists if the period between when we perform our obligations under the contract and when the customer pays is one year or less. None of our contracts contained a significant financing component as of December 31, 2017 or 2016 or September 30, 2018.

We have also elected the following available practical expedients in the retrospective application of the new revenue recognition standard. The following is a description of each practical expedient applied, and the estimated effect of each:

•	We did not restate contracts that were initiated and completed within the same annual reporting period.

•

For contracts that were completed after December 31, 2015 but before December 31, 2017, we applied the total consideration received as the transaction price for each contract, in lieu of estimating the transaction price for purposes of adopting the new revenue recognition standard. The impact of the practical expedient is to accelerate the recognition of revenue, as our estimates of the transaction price would have likely been underestimated, which would have resulted in adjustments to increase revenue in later periods.

•

In 2016, we applied the practical expedient to omit the disclosure requirements in Accounting Standards Codification paragraph 606-10-50-13 on the allocation of the transaction price to unsatisfied performance obligations. As a result, the disclosure information provided for those periods does not allow estimation of future revenue recognition related to contracts in progress.

•

For contracts modified prior to January 1, 2018, we did not account for each contract modification individually. Instead, we determined the impact on the financial statements of the modifications in the aggregate, specifically with respect to the adjustments to revenue previously recognized for satisfied performance obligations and to revenue prospectively recognized for unsatisfied performance obligations.

Lease Revenue

We also enter into agreements to lease our Precision Flow System equipment. For such sales, we assess for the classification of transactions as sales-type or operating leases based on if the lease transfers ownership of the equipment to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title. Equipment included in arrangements meeting this condition are accounted for as sales-type leases and we recognize the total value of the lease payments due over the lease term to revenue at the inception of the lease. We record the current value of future lease payments under the prepaid expenses and other current assets line item. Equipment included in arrangements that do not meet this condition, nor any of the capital lease criteria, are accounted for as operating leases and revenue will be recognized straight-line as it becomes receivable monthly over the term of the lease.

Timing and Amount of Revenue Recognition

We recognize net revenue on product sales of our capital equipment and disposables to our end users. In each instance, revenue is generally recognized when the customer obtains control of our product, which generally occurs at a point in time upon shipment based on the contractual shipping terms of a contract.

Product revenue is measured as the amount of consideration we expect to receive in exchange for transferring products or services to a customer. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing the mostly likely amount method to which we expect to be entitled. As such, revenue on sales are recorded net of prompt pay discounts and payments made to GPOs. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available. We believe that the estimates we have established are reasonable based upon current facts and circumstances. Applying different judgments to the same facts and circumstances could result in the estimated amounts to vary.

Product Returns

We provide our customers with a standard one-year warranty on our capital equipment product sales. Warranty costs are accrued based on actual historical trends and estimates at time of sale. We provide our customers with the right to return products for a refund of the purchase price or for an account credit, if the return is made within a specified number of days from the original invoice date. We record a product return reserve based upon an estimate of specific returns and a review of historical returns experienced. Adjustments are made to the product return reserve as returns data and historical experience change. The provision for product return estimates is recorded as a reduction of revenue.

Stock-Based Compensation

We maintain an equity incentive plan to provide long-term incentives for employees, consultants, and members of the board of directors. The plan allows for the issuance of non-statutory and incentive stock options to employees and non-statutory stock options to consultants and non-employee directors.

We recognize equity-based compensation expense for awards of equity instruments to employees and non-employees based on the grant date fair value of those awards in accordance with FASB ASC Topic 718, Stock Compensation, or ASC 718. ASC 718 requires all equity-based compensation awards to employees and non-employee directors, including grants of restricted shares and stock options, to be recognized as expense in the statements of operations and comprehensive loss based on their grant date fair values. We estimate the fair value of stock options using the Black-Scholes option pricing model. We use the value of our common stock to determine the fair value of restricted shares.

We account for restricted stock and common stock options issued to nonemployees under FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (ASC 505-50). As such, the value of such options is periodically remeasured, and income or expense is recognized over their vesting terms. Compensation cost related to awards with service-based vesting schedules is recognized using the straight-line method. We determine the fair value of the restricted stock and common stock granted to nonemployees as either the fair value of the consideration received, or the fair value of the equity instruments issued. We have not granted any share-based awards to our consultants.

For equity instruments issued to nonemployees, we recognize the fair value of such instruments as an expense over the period in which the related services are rendered. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Valuation Guide. Our total equity valuations were prepared using the market approach, in particular the guideline company and precedent transaction methodologies, based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, as well as the discounted cash flows methodology under the income approach, based on the forward-looking projected financial results for our operations and market participant discount rates (based on the inputs from the comparable public companies). Our common stock valuations were prepared using either an option pricing method, or OPM, or a hybrid method. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an OPM. The hybrid method is typically used when the probability of an initial public offering, or IPO, is no longer de minimus. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.12 per share as of May 11, 2017 and December 31, 2017, $0.27 per share as of June 30, 2018 and $0.75 per share as of September 30, 2018. The third-party valuations and our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•

the prices at which we sold shares of preferred stock and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	external market conditions affecting the life sciences industry and trends within the medical technology industry;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the medical technology industry.

The dates of our valuations have not always coincided with the dates of our stock option grants. In determining the exercise prices of the stock options at each grant date, our board of directors considered, among other things, the most recent valuations of our common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent valuation and the grant dates included our operating and financial performance and current business conditions.

The assumptions underlying the valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Common Stock Valuation Methodologies

The valuations were prepared in accordance with the guidelines in the Valuation Guide, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock. We generally used the market approach, in particular the guideline company and precedent transaction methodologies, based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, to estimate the enterprise value of our company. We also used the discounted cash flows methodology under the income approach, based on the forward-looking projected financial results for our operations and market participant discount rates (based on the inputs from the comparable public companies), to support our estimate of the enterprise value of the Company.

May 11, 2017 Valuation

For the valuation at May 11, 2017, we used the back-solve method of the OPM which derives the implied equity value for one type of equity security from a transaction involving another type of equity security, properly taking into consideration the differences in the economic rights among different classes of the debt and equity securities of the company. We applied the OPM back-solve method to solve for the equity value and corresponding value of common stock based on the price of $1.137 per share of common stock issuable upon the conversion of Series D preferred stock sold in May 2017, which financing was led by an unrelated investor that had not previously invested in the Company. Given the proximity to the Series D preferred stock financing, we believed the per share issuance price of the Series D preferred stock provided an indication of the fair value of our equity as of May 11, 2017.

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a strategic sale or merger or IPO assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the holders of preferred stock. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

We applied a discount for lack of marketability to the value indicated for our common stock. A discount is appropriate because our common stock is unregistered, and the holder of a minority interest in the common stock may not influence the timing of a liquidity event for our Company. Our estimate of the appropriate discount for lack of marketability took into consideration put option methodologies consistent with the Valuation Guide. We selected a discount on the lower side of the calculated range after taking into account empirical studies of restricted stock issued by publicly-traded companies.

The following table summarizes the significant assumptions used to determine the fair value of our common stock of $0.12 as of May 11, 2017:

May 11, 2017 valuation
Key assumptions
Liquidity date	12/31/2018
Annual volatility	74%
Risk-free interest rate	1.4%
Discount for lack of marketability (DLOM)	35%
Time to Exit	1.6 years

December 31, 2017 Valuation

For the valuation at December 31, 2017, we used a hybrid method. The hybrid method is a probability-weighted expected return method, where the equity value in one or more scenarios is calculated using an OPM. The hybrid method is typically used when the probability of an IPO is no longer de minimis. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available, as well as the rights of each class of stock. Our December 31, 2017 valuation considers two possible outcomes: an IPO based on a fully-diluted allocation and a later exit based on a waterfall that considers liquidation preferences.

In order to estimate the investment return for the IPO scenario, we considered the market approach and relied upon the revenue multiples realized by the comparable life science companies in the recent IPO transactions to determine the enterprise value of the company at the expected time of the future IPO event. We also considered the expected balances of the interest-bearing debt and cash at the time of the future IPO event to determine the value of the Company’s equity at that point in time. The future equity value at the expected IPO date was then allocated to each class of preferred stock and the common stock assuming conversion of all preferred classes to common.

In the OPM scenario, we considered the income and market approaches to determine the enterprise value of the Company. Specifically, we applied the discounted cash flows methodology under the income approach, based on the forward-looking projections for our operations with the assumption of continuous operation as a private enterprise and the market participant discount rate which utilized then current market information for the comparable public companies. We further applied the guideline company and precedent transaction methodologies under the market approach, based on based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, to estimate the enterprise value of our company. We then applied the OPM method to appropriately allocate the total value of our equity among all classes of our preferred stock and common stock. The values indicated for the preferred and common shares by the IPO scenario and the OPM scenario were probability weighted to calculate the weighted value as of the December 31, 2017 valuation date.

For the December 31, 2017 valuation, we estimated the fair value of our common stock by assigning an 85% weighting to the estimated fair value using the OPM method and a 15% weighting to the estimated fair value under the IPO scenario. The 15% weighting for the IPO scenario was deemed appropriate because at the time of the valuation, we believed that there was the possibility of following a successful Series D financing with an IPO.

The following table summarizes the significant assumptions used in the hybrid method to determine the fair value of our common stock of $0.12 as of December 31, 2017:

December 31, 2017 valuation	IPO	OPM
Key assumptions
Probability weighting	15%	85%
Time to exit	1.5 years	1.5 years
Liquidity date	6/30/2019	6/30/2019
Weighted-average cost of capital	16%	NA
Annual volatility	NA	72.2%
Cost of equity	17.6%	NA
Risk-free interest rate	NA	1.8%
Discount for lack of marketability (DLOM)	19%	50%

The estimated per share fair value of our common stock calculated in our valuation as of December 31, 2017 of $0.12 per share was consistent with the value from the May 11, 2017 valuation of $0.12 per share. This trend in value is reflected in the issuance of 22 million shares in December 2017 of our Series D preferred stock for an aggregate purchase price of $25.0 million and the introduction of an IPO scenario with a fully-diluted allocation offset by an increase in tenured sales representatives turnover resulting in a decrease in sales and reduced future revenue forecasts.

June 30, 2018 Valuation

For the valuation at June 30, 2018, we used a hybrid method. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an OPM. The hybrid method is typically used when the probability of an IPO is no longer de minimis. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available, as well as the rights of each class of stock. Our June 30, 2018 valuation considers two possible outcomes: an IPO based on a fully-diluted allocation and a later exit based on a waterfall that considers liquidation preferences.

In order to estimate the investment return for the IPO scenario, we considered the market approach and relied upon the revenue multiples realized by the comparable life science companies in the recent IPO transactions to determine the enterprise value of the company at the expected time of the future IPO event. We also considered the expected balances of the interest-bearing debt and cash at the time of the future IPO event to determine the value of the Company’s equity at that point in time. The future equity value at the expected IPO date was then allocated to each class of preferred stock and the common stock assuming conversion of all preferred classes to common.

In the OPM scenario, we considered the income and market approaches to determine the enterprise value of the Company. Specifically, we applied the discounted cash flows methodology under the income approach, based on the forward-looking projections for our operations with the assumption of continuous operation as a private enterprise and the market participant discount rate which utilized then current market information for the comparable public companies. We further applied the guideline company and precedent transaction methodologies under the market approach, based on based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, to estimate the enterprise value of our company. We then applied the OPM method to appropriately allocate the total value of our equity among all classes of our preferred stock and common stock.

The values indicated for the preferred and common shares by the IPO scenario and the OPM scenario were probability weighted to calculate the weighted value as of the June 30, 2018 valuation date.

For the June 30, 2018 valuation, we estimated the fair value of our common stock by assigning a 70% weighting to the estimated fair value using the OPM method and a 30% weighting to the estimated fair value under the IPO scenario. The 30% weighting for the IPO scenario was deemed appropriate because at the time of the valuation, we believed that there was the possibility of following a successful Series D financing with an IPO.

Significant assumptions for the OPM include volatility, the risk-free rate, and the time to liquidity. We calculated annual rates of volatility based on daily historical trading data for a group of guideline public companies. For the OPM scenario, the estimated time to liquidity was 0.75 year. The anticipated timing of a liquidity event was management’s estimate in the event our planned IPO does not occur. We used the yield on one-year U.S. Treasuries as a risk-free rate.

The following table summarizes the significant assumptions used in the hybrid method to determine the fair value of our common stock of $0.27 as of June 30, 2018:

June 30, 2018 valuation	IPO	OPM
Key assumptions
Probability weighting	30%	70%
Liquidity date	12/31/2018	3/31/2019
Time to exit	0.5 years	0.75 years
Weighted-average cost of capital	18%	NA
Annual volatility	NA	62.4%
Cost of equity	18%	NA
Risk-free interest rate	NA	2.3%
Discount for lack of marketability (DLOM)	9%	50%

The estimated per share fair value of our common stock calculated in our valuation as of June 30, 2018 of $0.27 per share increased from the value of the December 31, 2017 valuation of $0.12 per share primarily due to the reduction in time to exit and increased probability of an IPO event.

September 30, 2018 valuation

For the valuation at September 30, 2018, we used a hybrid method. The hybrid method is a probability-weighted expected return method, where the equity value in one or more scenarios is calculated using an OPM. The hybrid method is typically used when the probability of an IPO is no longer de minimis. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. Our September 30, 2018 valuation considers two possible outcomes: an IPO based on a fully-diluted allocation and a later exit based on a waterfall that considers liquidation preferences.

In order to estimate the investment return for the IPO scenario, we considered the market approach and relied upon the revenue multiples realized by the comparable life science companies in the recent IPO transactions to determine the enterprise value of the company at the expected time of the future IPO event. We also considered the expected balances of the interest-bearing debt and cash at the time of the future IPO event to determine the value of the company’s equity at that point in time. The future equity value at the expected IPO date was then allocated to each class of preferred stock and the common stock assuming conversion of all preferred classes to common.

In the OPM scenario, we considered the income and market approaches to determine the enterprise value of the Company. Specifically, we applied the discounted cash flows methodology under the income approach, based on the forward-looking projections for our operations with the assumption of continuous operation as a private enterprise and the market participant discount rate which utilized then current market information for the comparable public companies. We further applied the guideline company and precedent transaction methodologies under the market approach, based on based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, to estimate the enterprise value of our company. We then applied the OPM method to appropriately allocate the total value of our equity among all classes of our preferred stock and common stock.

The values indicated for the preferred and common shares by the IPO scenario and the OPM scenario were probability weighted to calculate the weighted value as of the September 30, 2018 valuation date.

For the September 30, 2018 valuation, we estimated the fair value of our common stock by assigning an 30% weighting to the estimated fair value using the OPM method and a 70% weighting to the estimated fair value under the IPO scenario. The 70% weighting for the IPO scenario was deemed appropriate because at the time of the valuation we had conducted the organizational meeting, submitted a confidential Form S-1, and responded to the U.S. Securities and Exchange Commission’s comments indicating the probability of an IPO was significantly higher than at June 30, 2018.

Significant assumptions for the OPM include volatility, the risk-free rate, and the time to liquidity. We calculated annual rates of volatility based on daily historical trading data for a group of guideline public companies. For the OPM scenario, the estimated time to liquidity was 0.50 year. The anticipated timing of a liquidity event was management’s estimate in the event our planned IPO does not occur. We used the yield on one-year U.S. Treasuries as a risk-free rate.

The following table summarizes the significant assumptions used in the hybrid method to determine the fair value of our common stock of $0.75 as of September 30, 2018:

September 30, 2018 valuation	IPO	OPM
Key assumptions
Probability weighting	70%	30%
Liquidity date	11/15/2018	3/31/2019
Time to exit	0.1 year	0.5 year
Weighted-average cost of capital	NA	16.3%
Annual volatility	NA	77.8%
Cost of equity	16.9%	NA
Risk-free interest rate	NA	2.4%
Discount for lack of marketability (DLOM)	3%	50%

The estimated per share fair value of our common stock calculated in our valuation as of September 30, 2018 of $0.75 per share increased from the value of the June 30, 2018 valuation of $0.27 per share primarily due to the reduction in time to exit and increased probability of an IPO event.

Freestanding Preferred Stock Warrants

Warrants to purchase our preferred stock are classified as a liability on the consolidated balance sheets. These warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a gain or loss on change in fair value of the warrant liabilities. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants at which time the liability will be reclassified to stockholders’ equity.

Inventories

Inventory consists of finished goods and components and is valued at the lower of cost or net realizable value, determined by the first-in, first-out method. On an annual basis, we evaluate the carrying costs of both finished goods and component part items. To the extent that such costs exceed future demand estimates and/or exhibit historical turnover at rates less than current inventory levels, we record a reserve for excess and obsolete inventories to reduce the carrying value of inventories.

Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred taxes are determined based on the difference between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2019. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The SEC defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be detected or prevented on a timely basis.

In accordance with the provisions of the Sarbanes-Oxley Act, neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period included in this prospectus.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in Note 2 to our audited financial statements included elsewhere in this prospectus.

JOBS Act

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include:

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being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this registration statement and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

BUSINESS

Overview

We are a global medical technology company focused on the development and commercialization of our proprietary Hi-VNI Technology products that are used to treat patients of all ages suffering from respiratory distress. Our Hi-VNI Technology delivers noninvasive ventilatory support by providing heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface. Our Precision Flow systems, which use Hi-VNI Technology, are clinically validated alternatives to, and address many limitations of, the current standard of care for the treatment of respiratory distress in a hospital setting. As of September 30, 2018, more than 1.5 million patients have been treated with our Precision Flow systems, and we have a global installed base of over 12,000 capital units.

Respiratory distress is caused by a wide range of serious underlying conditions, including pneumonia, chronic obstructive pulmonary disease, or COPD, asthma and heart failure. Patients with respiratory distress have severe difficulty breathing and are unable to sustain sufficient oxygen levels or remove retained carbon dioxide in their lungs and airways. These patients require immediate respiratory support ranging from supplemental oxygen therapy for mild cases to invasive mechanical ventilators for severe cases. Many respiratory distress patients who require ventilatory support are initially treated in the emergency department, or ED, with the goal of stabilizing these patients with a non-invasive ventilation therapy so their underlying condition can be treated. Patients who cannot be adequately stabilized are often transferred to the intensive care unit, or ICU, a high cost and capacity-constrained setting in the hospital. An independent third-party study published in the June 2005 issue of Critical Care Medicine determined that the average cost for a typical three day stay in the ICU in the United States was $13,347. This cost increased by an average of 47% to $19,558 when the patient required mechanical ventilation.

The market for the treatment of respiratory distress is large and growing. Based on industry sources, we estimate that there are over 12 million patients who suffer from respiratory distress each year in the United States and select international markets that could benefit from our Hi-VNI Technology that would be eligible for our Precision Flow systems. As a result, we believe the annual total addressable global market for our Precision Flow systems exceeds $1.5 billion. We believe that an aging population and growing prevalence of heart failure and COPD will lead to an increase in the size of our total addressable market in the future.

Our Hi-VNI Technology competes with non-invasive positive pressure ventilation, or NIPPV, the traditional standard of care for respiratory distress. NIPPV uses pressure to drive gas in and out of a patient’s lungs. It is typically administered through the fitting of an airtight mask over the patient’s nose and mouth and tightening a strap around the patient’s head to secure the mask in place. NIPPV delivered through a mask is associated with increased patient discomfort and anxiety and can cause facial skin ulceration and trauma to the lungs. The mask complicates the care required to support a patient because they cannot talk, eat, drink or take oral medications while wearing the tight-fitting mask, and must time their breaths to be in sync with the bursts of air being forced into their lungs. NIPPV can also be delivered through a tight fitting mask that only covers the nose or tight fitting prongs that seal the external opening of each nostril. These alternatives, which usually require a chin strap to limit air leaks by keeping the patient’s mouth closed, can also cause skin ulceration around the nose and nostrils. Third-party clinical evidence published in the June 2000, January 2009 and February 2013 issues of Critical Care Medicine, suggests that delivering NIPPV through a mask that covers both the nose and mouth is generally preferred from an effectiveness perspective over a mask that only covers the nose or nasal prongs, particularly in the acute setting.

NIPPV is typically an escalation therapy, which means that practitioners often start at low pressures and increase as tolerated until the patient stabilizes. Patients treated with NIPPV are often transferred to the ICU because NIPPV typically requires frequent patient monitoring to ensure patient compliance and safety. Clinical evidence published in the November 2007 issue of Respiratory Care shows that approximately 30% of patients are intolerant of NIPPV masks, which can cause them to become non-compliant with their treatment for respiratory distress. Patients who cannot tolerate NIPPV are often sedated and potentially intubated in preparation for mechanical ventilation. Intubation involves the insertion of a plastic tube into the trachea to maintain an open airway. Mechanical ventilation is a complex, invasive procedure that is associated with increased costs of care, lengths of stay, incidence of infections, ventilator dependence and mortality.

In contrast to NIPPV, our Hi-VNI Technology delivers heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface to help reduce the work of breathing. Our Precision Flow systems, which use our Hi-VNI Technology, are clinically validated alternatives to NIPPV, and we believe they also provide the following primary benefits for the patient, the clinician and the hospital:

•	meaningful improvement in patient comfort and compliance;

•	facilitation of patient admissions to lower intensity, lower cost and less capacity-constrained care settings;

•	reduced risk of pressure ventilation related side effects; and

•	clinician workflow benefits, including easier administration and reduced patient monitoring.

A compelling body of clinical data supports the efficacy and benefits of Hi-VNI Technology for respiratory distress. The U.S. Food and Drug Administration, or FDA, recently granted our de novo request for an expanded indication for an updated version of our Precision Flow systems that is in development. The FDA also created a new classification regulation under which the updated version of our Precision Flow systems is currently the only product listed. The expanded indication will identify this updated version of our product as a high velocity nasal insufflation device that augments breathing of spontaneously breathing patients suffering from respiratory distress in a hospital setting. We believe this FDA indication validates our clinical differentiation and compelling value proposition, establishing Hi-VNI Technology as an attractive alternative to NIPPV.

We currently offer three versions of our Precision Flow systems: Precision Flow Plus, Precision Flow Classic and Precision Flow Heliox. We sell our Precision Flow systems to hospitals through a direct sales organization in the United States and through distributors in select countries outside of the United States. In addition, we have clinical educators who are experienced users of Hi-VNI Technology and who focus on our medical education efforts to facilitate adoption and increase utilization. We focus on physicians, respiratory therapists and nurses who work in acute hospital settings, including the ED and adult, pediatric and neonatal ICUs. Our relationship with these clinicians is particularly important, as it enables our products to follow patients through the care continuum. We have sold our Precision Flow systems to over 1,200 hospitals across the United States, where they have been primarily deployed in the ICU setting.

We generate revenue primarily from sales of our proprietary Precision Flow systems, which includes capital units and single-use disposables. Our revenue grew from $30.1 million for the year ended December 31, 2016 to $35.6 million for the year ended December 31, 2017, and from $25.2 million for the nine months ended September 30, 2017 to $30.7 million for the nine months ended September 30, 2018. Revenue from single-use disposables represented approximately 67.3% and 66.7% of our total revenue for the year ended December 31, 2017 and for the nine months ended September 30, 2018, respectively. During this time, our international revenue has also grown, representing 21.5% of our total revenue in 2017 and 21.9% for the nine months ended September 30, 2018. For the years ended December 31, 2016 and 2017, we incurred net losses of $23.1 million and $31.0 million, respectively and for the nine months ended September 30, 2017 and 2018, we incurred net losses of $22.0 million and $29.6 million, respectively.

Our Strengths

We believe the continued growth of our Company will be driven by the following strengths:

•	Disruptive technology supported by a compelling body of clinical and economic evidence. The efficacy of our products is supported by a significant body of clinical evidence across multiple patient populations suffering from respiratory distress. We have developed the only high velocity nasal insufflation device clinically validated to be as effective as NIPPV while addressing many of its limitations. Furthermore, our Precision Flow systems have the potential for lower patient monitoring requirements and their use in the ED may increase the likelihood that a patient be admitted to a general care floor or step-down unit instead of the higher-cost and capacity-constrained ICU.

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Expanded FDA indications for use. The FDA recently granted our de novo request for an expanded indication for an updated version of our Precision Flow systems that is in development. The FDA also created a new classification regulation under which the updated version of our Precision Flow systems is currently the only product listed. The expanded indication will identify the updated version of our product as a high velocity nasal insufflation device that augments breathing of spontaneously breathing patients suffering from respiratory distress in a hospital setting. We believe this FDA indication validates our clinical differentiation and compelling value proposition, establishing Hi-VNI Technology as an attractive alternative to the traditional standard of care, NIPPV.

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Recurring revenue model with high visibility on our disposables utilization. Our revenue primarily comes from customers making capital investments in our Precision Flow systems and purchasing our single-use disposable patient circuits, or DPCs, and nasal interfaces for individual patient use. Based on our installed base of capital units and corresponding disposables utilization, we have strong visibility into our recurring revenue.

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Dedicated respiratory U.S. sales force and experienced international distributors. In the United States, we have a dedicated respiratory sales force that leverages numerous call points within the hospital, including physicians, respiratory therapists and nurses. Our relationship with these clinicians is particularly important, as it enables us to follow patients through the care continuum. We also have established relationships with senior hospital administrators as well as group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs. Additionally, we sell our products in select international markets using experienced third-party distributors and directly employ or retain through professional employment organizations 13 individuals who also play an integral role in educating both our distributors and their clinician customers.

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Comprehensive approach to market development with established clinical team and digital marketing initiatives. A key aspect of facilitating adoption and increasing utilization of our products is to ensure that clinicians are educated on the clinical and economic benefits of our Hi-VNI Technology. To that end, a portion of our sales organization is comprised of clinical educators who are experienced users of Hi-VNI Technology and focused on educating customers about our products, assisting them in integrating our products into daily use, expanding adoption of the technology and offering continuing education units to respiratory therapists. Additionally, we use digital marketing, including the internet, social media and e-mail channels, to educate customers, drive leads and shorten the sales cycle.

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Robust and growing IP patent portfolio. As of September 30, 2018, we held more than 75 issued patents and more than 45 patent applications, totaling an active patent portfolio of over 120 filings granted or pending. We have protected our intellectual property rights through our patent portfolio and maintained and executed on deliberate innovation areas designed to sustain its continued growth. In addition to our patents, we believe our trade secrets, including manufacturing know-how, provide additional barriers to competitive entry.

•	Experienced senior management team and board members with deep industry experience. Our senior management team consists of seasoned medical device professionals with deep experience successfully leading, managing and commercializing products. Members of our team have worked with well-regarded medical technology companies such as Salient Surgical Technologies, Alere, Aspect Medical, Oridion Systems, Covidien, Haemonetics, Medtronic, Becton Dickinson and Philips Respironics. In addition, certain members of our board have highly relevant industry expertise with leading respiratory device companies.

Our Strategy

Our goal is for our Hi-VNI Technology products to become the standard of care for the treatment of respiratory distress. Our strategy includes:

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Attracting new customers while driving penetration within our existing customer base. Our presence in the acute care market remains underpenetrated, providing a large market opportunity for us to add new customer accounts. Our Precision Flow systems are currently installed in over 1,200 of the approximately 5,500 hospitals in the United States. We also plan to increase sales to our existing customers by further penetrating other hospital departments. In particular, we have a strong focus on expanding into the ED as over 50% of all hospital admissions are initiated through this department. We believe our value proposition for ED clinicians is particularly high given the potential for Precision Flow systems to facilitate patient admissions to the general care floor or step-down unit, bypassing the costly and capacity-constrained ICU setting altogether.

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Continuing to build the preeminent respiratory sales team to facilitate further adoption. We plan to continue to expand our direct sales organization in the United States to help facilitate further adoption among existing hospital accounts as well as broaden awareness of our products to new hospitals. We also intend to strengthen our current sales organization by continuing to recruit, train and retain talented sales representatives and clinical educators that educate physicians, respiratory therapists and nurses regularly. Internationally, we plan to continue adding clinical resources in select markets to help our distribution partners educate their customers and increase sales.

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Increasing awareness of our therapy through social media, digital marketing and medical education programs. Based on our early efforts using digital marketing via targeted social media outreach to respiratory clinicians, we have seen strong clinician engagement and return on our marketing spend. We see an opportunity to facilitate accelerated market awareness and adoption of our product portfolio through digital marketing analytics and targeted campaign programs. We also have a medical education department that develops and delivers physician-to-physician Company-sponsored education events, and we sponsor continuing medical education programs focused on addressing respiratory distress.

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Continuing to drive manufacturing cost efficiencies and leverage our infrastructure to expand margins. Our continuous margin improvement programs include identifying and implementing ongoing direct material optimization and labor cost initiatives. Additionally, we are focusing on supply chain efficiencies and economies of scale through increased production volumes.

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Leveraging our innovation capabilities to expand our Hi-VNI Technology market penetration and opportunity. Maintaining a strong cadence of new product introductions is an integral part of our strategy. For example, we are developing the next generation of Hi-VNI Technology to treat respiratory distress and related conditions in a variety of clinical settings, including areas of traditional hospitals, long-term acute care hospitals, or LTACHs, and skilled nursing facilities, or SNFs, that do not have compressed air sources in their walls. In addition, we believe this next generation product may enable us to expand our presence beyond the acute hospital setting, including the ambulance and the home. We are also developing a module that could simplify and automate adjustments to the Precision Flow systems’ delivery of oxygenated breathing gases based on continuously monitoring the patient’s oxygen.

Respiratory Distress Market Overview

Overview of Respiratory Distress

Respiratory distress is caused by a wide range of serious underlying conditions, including pneumonia, COPD, asthma and heart failure. The World Health Organization, or WHO, estimates that COPD and lower respiratory infections (pneumonia) were the third and fourth leading causes of death world-wide, respectively, in 2016. Further, WHO expects total deaths due to COPD to increase 30% in the next 10 years. Patients with respiratory distress have severe difficulty breathing, resulting in an increased respiratory rate and work of breathing. The inability to breathe is one of the most distressing conditions a patient may experience and is almost always associated with anxiety and discomfort. These patients require immediate respiratory support ranging from supplemental oxygen therapy for mild cases to more invasive mechanical ventilators that perform the work of breathing for severe cases. Many respiratory distress patients who require ventilatory support are treated in the ED with the goal of quickly stabilizing these patients with a non-invasive ventilation therapy so that their underlying condition can be treated. Patients who cannot be adequately stabilized are often transferred to the ICU, a high cost and capacity-constrained setting in the hospital. An independent third-party study published in the June 2005 issue of Critical Care Medicine determined the average cost for a typical three day stay in the ICU in the United States was $13,347. The cost increased by an average of 47% to $19,558 when the patient required mechanical ventilation.

Conventional Methods of Treating Respiratory Distress and Their Limitations

Under normal breathing conditions, approximately 30% of the air that is inhaled fills anatomical dead spaces in the respiratory system such as the nasal cavities, sinuses and mouth. These dead spaces constitute air passages that do not have the ability to enrich the blood with oxygen or rid the blood of carbon dioxide. Upon exhaling, these spaces fill with air from previous breaths and, as a result, this air contains lower levels of oxygen and higher levels of carbon dioxide than normal air. For most patients, this rebreathing of dead space gas does not have adverse effects as their respiratory capacity is sufficient to manage these higher levels of carbon dioxide. However, in patients with respiratory distress, rebreathing dead space gas adds to an already strained respiratory process, further increasing the work of breathing. Patients in respiratory distress often have rapid, shallow breathing, significant anxiety and discomfort.

Conventional non-pharmaceutical therapies used to provide respiratory support include the delivery of oxygen through a standard nasal interface, otherwise known as a cannula, or a non-rebreather mask which is a mask that covers the nose and mouth and is attached to a bag, which in turn is connected to an oxygen source. Patients who require oxygenation can also be treated with conventional heated humidified high flow oxygen devices which deliver breathing gases using large-bore cannulas. However, to our knowledge, none of these devices have been shown to deliver breathing gases at a sufficient velocity to rapidly flush the dead space in the limited time between breaths when respiratory rates are elevated. As such, we do not believe oxygen cannulas, non-rebreather masks, or conventional heated humidified high flow oxygen devices can provide adequate ventilatory support to patients in higher acuity respiratory distress who have elevated carbon dioxide levels.

NIPPV, a 35 year old technology, is the traditional standard of care for patients in respiratory distress, including those with elevated carbon dioxide levels. NIPPV uses pressure to drive gas in and out of a patient’s lungs. It is typically administered by fitting an airtight mask over the patient’s nose and mouth and tightening a strap around the patient’s head to secure the mask in place. NIPPV delivered through a mask is associated with increased patient discomfort and anxiety and can cause facial skin ulceration and trauma to the lungs. The masks complicate the care required to support the patients because they cannot talk, eat, drink or take oral medications while wearing the tight-fitting mask, and must time their breaths to be in sync with the bursts of air being forced into their lungs. NIPPV can also be delivered through a tight fitting mask that only covers the nose or tight fitting prongs that seal the external opening of each nostril. These alternatives, which usually require a chin strap to limit air leaks by keeping the patient’s mouth closed, can also cause skin ulceration around the nose and nostrils.

Third-party clinical evidence published in the June 2000, January 2009 and February 2013 issues of Critical Care Medicine, suggests that delivering NIPPV through a mask that covers both the nose and mouth is generally preferred from an effectiveness perspective over a mask that only covers the nose or nasal prongs, particularly in the acute setting.

Patients treated with NIPPV are often transferred to the ICU because NIPPV typically requires intensive monitoring to ensure patient compliance and safety. Clinical evidence shows that approximately 30% of patients are intolerant of NIPPV masks. Such intolerance is caused by a variety of reasons including: discomfort, claustrophobia and the inability of patients to time their breaths to be in sync with the bursts of air provided by the device.

Patients who cannot tolerate NIPPV are often sedated and potentially intubated as the first step before mechanical ventilation. Intubation involves the insertion of a plastic tube into the trachea to maintain an open airway. Mechanical ventilation is a complex, invasive procedure that is associated with increased costs of care, lengths of stay, incidence of infections, ventilator dependence and mortality.

Patients on mechanical ventilators can become dependent on the ventilator to breathe. As a result, patients who have become ventilator-dependent must be gradually weaned off of the ventilator until the patient is able to breathe on his or her own. Discontinuing mechanical ventilation continues to be one of the most challenging events in ICU management. Approximately 40% of time spent on the mechanical ventilator is dedicated to slowly transitioning patients back to breathing on their own. Reducing the number of patients that require mechanical ventilation would be expected to both decrease the number of patients who require ICU care and shorten their stay in the ICU leading to overall cost savings to the healthcare system and increasing ICU throughput.

Vapotherm spoke directly with a number of critical care nurses at the National Teaching Institute tradeshow for the American Association of Critical-Care Nurses in Boston on May 21st through May 24th, 2018. We asked nurses who stopped by our booth questions about NIPPV, including the percentage of patients that experience anxiety while on NIPPV and how they typically care for patients who are intolerant of NIPPV. The nurses we spoke to reported the percentages of their patients suffering from such anxiety, with responses ranging from at least 20-30% of their patients experiencing anxiety while on NIPPV to most or all of their patients experiencing such anxiety. They also shared when patients are intolerant, they typically require significant attention. The nurses described a range of approaches from having to sit with the patients, negotiate with them, to sometimes having to give them sedative medications. The nurses indicated the worst case outcome was intubation. We believe the testimonials we received from these nurses are indicative of the existing clinical evidence regarding the frequency of NIPPV intolerance and typical medical care these patients receive as a result.

Conventional approaches to respiratory distress and their limitations

Product Description Limitations Oxygen Based Therapies Includes standard nasal cannula, non-rebreather masks and conventional humidified HFO devices Increases oxygen concentration in breathing gas and improves alveolar gas exchange Highly passive system Oxygen delivery only --- does not adequately remove carbon dioxide to treat all causes of respiratory distress NIPPV Delivered by a tight-fitting mask or nasal prongs Forces gas in and out to augment respiration and improves alveolar gas exchange 30% of patients do not tolerate therapy Requires high intensity of care Risks of skin breakdown, lung injury and other adverse events Mechanical Ventilation Delivered by a tube placed down the throat (intubation) Forces gas in and out of the lungs to augment respiration and improves alveolar gas exchange Requires sedation Increases clinical risk and cost of care Risk of long-term difficulty weaning patients off ventilation Increasing Level of Respiratory Distress

Our Solution

Overview of Therapy

Hi-VNI Technology delivers heated, humidified and oxygenated air at a high velocity through a small-bore nasal interface to treat patients of all ages suffering from respiratory distress. Our Precision Flow systems, which use Hi-VNI Technology, can treat nearly all patients in respiratory distress who would not otherwise require mechanical ventilation, regardless of whether they are in need of an oxygen-based therapy or NIPPV. There is a subset of patients who will require NIPPV that we might otherwise have been able to treat, but for their absence of a respiratory drive, or the inability to breathe on their own. These patients include drug overdose patients and patients with advanced neuromuscular disease.

Patient groups that can be treated with Hi-VNI Technology. These include patients suffering from a wide range of respiratory distress acuity levels, including most of those traditionally treated by NIPPV.

Oxygen NIPPV Redefined Treatment Continuum Traditional Treatment Continuum Increasing Respiratory Distress Acuity Levels HI-VNI(R) Technology by Vapotherm NIPPV

Instead of a mask, Hi-VNI Technology delivers temperature-controlled humidified gas to the patient at a high velocity through a small-bore nasal interface. High velocity nasal insufflation is typically a de-escalation therapy, which means it is appropriate to start at higher flows. Breathing while on Hi-VNI Technology helps patients ventilate and return to their normal breathing pattern. In comparison to NIPPV, we believe that our product improves patient comfort and compliance due to the delivery of breathing gases through a small-bore nasal interface that does not completely cover the patient’s nose and mouth. While using our products, patients can eat and drink, talk with their caregivers and loved ones, and in some cases where important to the patient’s rehabilitation, remain ambulatory. For parents with infants in the neonatal intensive care unit, or NICU, our products allow more direct skin-to-skin contact between parents and their babies which has been shown to improve cardiorespiratory and temperature stability, sleep organization and duration of quiet sleep, neurodevelopmental outcomes, breastfeeding and modulation of pain responses in published clinical literature.

Hi-VNI Technology	NIPPV

Hi-VNI Technology Mechanism of Action

The key to Hi-VNI Technology is the ability to deliver conditioned breathing gases to patients in respiratory distress at a sufficient velocity to flush out the anatomical dead space between breaths when the patient’s respiratory rate is elevated. As patients inhale this properly humidified, oxygen rich and carbon dioxide depleted medical gas, the work of breathing is reduced. Similar to the effect seen with water flowing from a garden hose, narrowing of the opening leads to dramatic increases in water velocity and turbulent kinetic energy exiting the hose or, in the case of Hi-VNI Technology, air exiting the cannula. The graph below depicts the calculated flow-velocity relationship for gas moving through different sized cannula openings. The Precision Flow systems’ high-velocity delivery of breathing gases through a small-bore adult cannula results in an approximately four-fold increase in velocity as compared to the same flow from the large-bore adult cannula of conventional heated humidified high flow oxygen devices. This increased velocity promotes turbulent flush of the airway, even for patients breathing very rapidly.

At all air flow rates, Hi-VNI Technology delivers higher velocity air than conventional heated humidified high flow oxygen devices.

The high velocity breathing gases delivered by Precision Flow systems both actively push the air out of the anatomical dead space through the mouth and nose and also replace air containing carbon dioxide from the lungs with freshly oxygenated air.

Diagram depicting the ability of high velocity air to displace dead air in the nasal cavities and the back of the throat.

Increasing the flow rate of untreated air would typically present challenges to the upper airway structures which are responsible for both heating and humidifying the inhaled gas prior to reaching the lungs. The increased air flow has the potential to cause drying and damage to the mucosa, which in turn could lead to complications such as increased infection rates. Breathing gases provided by our Hi-VNI Technology products are temperature controlled and humidified both for patient comfort as well as to protect the integrity of the airway. This is accomplished by a proprietary vapor transfer cartridge, or VTC, containing water-vapor-permeable hollow fibers that provide a high surface area allowing air to become saturated with water vapor at body temperature. The result is a very fine, molecular water vapor that is energetically stable.

An important factor in providing temperature-controlled humidified air to patients is ensuring that the intended temperature and humidity are maintained as the air travels from the device to the patient. Hi-VNI Technology products accomplish this by using a proprietary triple-lumen water-jacketed delivery tube which maintains the air at a constant temperature throughout the length of the delivery tube. This design, coupled with the very fine, molecular water vapor generated by our proprietary VTC, is designed to prevent water from condensing in the delivery tube and to eliminate the risk of having liquid water introduced into the patient’s airway. Other conventional humidified high flow oxygen delivery device manufacturers create humidified breathing gases by heating a bulk volume of water to create steam, which is then transferred to patients through electrically heated concentric wires. This results in the breathing gases passing through areas of uneven heating, including areas of excess heat which could be dangerous to the patient as well as cooler areas where condensation, or rainout, occurs. Delivery of liquid water rainout into the nose of the patient is both uncomfortable and potentially harmful. The Precision Flow systems’ triple-lumen delivery tube has been shown in a study we sponsored to provide excellent control of rainout of condensation as compared to the humidified breathing gas systems with the heated wire.

The oxygen content of the air and its flow rate can be precisely regulated by Precision Flow systems using a simple, intuitive single-dial interface. Connections to air and oxygen are through standard wall connectors or via standard oxygen and air tanks typically available in hospitals. Precision Flow systems make use of industry-standard, user-replaceable oxygen sensors to measure oxygen concentrations.

Benefits of Hi-VNI Technology

We believe our Hi-VNI Technology addresses the key limitations of existing respiratory distress treatment options and provides the following principal benefits to hospitals, patients and providers:

•

Meaningful improvement in patient comfort and compliance. Our proprietary Hi-VNI Technology is an innovative solution that provides non-invasive ventilatory support and enhances patient comfort and compliance when compared to NIPPV. According to a third-party clinical study published in the November 2007 issue of Respiratory Care, approximately 30% of patients are intolerant of NIPPV masks. The tight fitting and difficult to seal masks can cause patient discomfort, anxiety and complicate the care required to support patients. In a Company-sponsored, randomized clinical trial, physicians reported a higher median score for Hi-VNI Technology than NIPPV for patient comfort, ease of use, clinical response and need for monitoring, which we believe is due to properly conditioned medical gases being delivered through a small-bore nasal interface that does not completely cover the patient’s nose and mouth. While using our products, patients can eat and drink, talk with their caregivers and loved ones, take oral medications and may remain ambulatory. For parents with infants in the NICU, our product allows more direct skin-to-skin contact between the parents and their babies.

•

Reduced risk of pressure ventilation related side effects. In addition to improving overall patient comfort and ability to communicate, we believe our Precision Flow systems address other negative side effects caused by pressure ventilation and tight-fitting masks. These potential side effects include facial skin pressure ulcers, lung injury, claustrophobia, patient anxiety and risk of vomiting and aspiration.

•

Facilitation of patient admissions to lower intensity, lower cost and less capacity-constrained care settings. As we believe our Precision Flow systems are more easily tolerated by patients, the monitoring requirements may be lower, which may increase the likelihood that a patient can be admitted to a general care floor, step-down unit or discharged home from the ED. Patients who are placed on NIPPV in an ED are often admitted to an ICU. In comparison, in a multicenter utilization study we sponsored that included 128 patients with respiratory distress treated in emergency rooms with Hi-VNI Technology, the physicians’ perception was that 54% of the patients could be transferred to general care floors as opposed to being admitted to the ICU. An independent third-party study published in the June 2005 issue of Critical Care Medicine determined the average cost for a typical three day stay in the ICU in the United States was $13,347. The cost increased by an average of 47% to $19,558 when the patient required mechanical ventilation.

•

Clinician workflow benefits, including easier administration and reduced patient monitoring. As the patient monitoring requirements may be lower than NIPPV, our Precision Flow systems may improve clinician and hospital workflow. Additionally, unlike conventional humidified high flow oxygen delivery devices, our Precision Flow systems can be connected directly to standard nurse call systems found in most hospitals. Connecting to the nurse call systems allows the nursing staff to be immediately alerted to alarms indicating that the patient may not be obtaining optimal therapy. Our Precision Flow Plus system can also be connected to an electronic medical record, or EMR, system to record the delivered flow rate, temperature, and percent oxygen. These accessories help reduce the time clinicians need to spend with a single patient and enable them to have more time to see other patients.

We believe we can replace NIPPV as the standard of care for treating respiratory distress patients who require non-invasive ventilatory support and who are capable of spontaneously breathing. The table below highlights the key advantages of Hi-VNI Technology over NIPPV.

Advantages of Hi-VNI Technology over NIPPV

Patients	• Potential opportunity for reduced patient monitoring
• Mask-free
• Facilitates ability to eat, drink, talk, participate in care and take oral medications
• Enhanced patient comfort
• Facilitates skin-to-skin care (“kangaroo care” for infants)

Clinicians	• Fewer adverse side effects
• Improved workflow
• Potential opportunity for reduced patient monitoring

Hospitals	• Potential to reduce ICU admission rate
• Improved workflow
• Lower capital investment

Our Market Opportunity

Based on our internal estimates, there are over 12 million patients per year who experience respiratory distress that could benefit from our Hi-VNI Technology. According to U.S. Department of Health & Human Services data, in the United States, there were over four million patients treated for respiratory distress in 2014 and we estimate there are over eight million patients per year treated for respiratory distress in select international markets including, but not limited to, the United Kingdom, Germany, Turkey, Brazil, Mexico and Japan. We believe that our total addressable market is $1.5 billion per year.

We calculated our total addressable market based on (i) the 12 million patients per year who experience respiratory distress between the United States and select international markets, (ii) our average selling price of the Precision Flow systems capital units and single-use disposables and (iii) a five-year replacement cycle for the capital units. We expect our total addressable market to increase in the future due to an aging population, a growing prevalence of heart failure and COPD. The prevalence of heart failure is expected to grow 46% from 2012 to 2030, while WHO expects the number of deaths from COPD to increase 30% in the next 10 years. Our product supports neonatal and pediatric patients, as well as patients in EDs, ICUs, general care floors and LTACHs.

Hospitals: Emergency Departments

EDs are the gateway to the hospital in the United States. Over 50% of hospital admissions enter the hospital through the ED. Patients in the ED may not have a clearly defined diagnosis until later in their hospital stay and the goal is to treat the symptoms of respiratory distress, rapidly stabilize patients, and move them out of the ED for treatment of their underlying condition. EDs place value on efficient workflow, minimizing patient wait time, and enabling the best clinical and economic post-ED outcome. Patient satisfaction around ED visits can impact reimbursement rates, hospital ratings, and community reputation and therefore patient choice. Technologies that can address patients’ clinical needs without requiring admission to the ICU may be viewed favorably by patients and may help hospitals manage the overall flow of patients. Hi-VNI Technology is currently available in at least 300 EDs of the approximately 5,000 EDs in the United States.

Hospitals: Intensive Care Unit and General Care Floor

ICUs are often specialized for neonatal, pediatric, medical, and post-surgical patients. However, in all of these ICU areas there are patients requiring respiratory support. The goal of the ICU is to treat acute symptoms and stabilize patients, allowing them to be treated on a less expensive and less capacity-constrained general care floor or step-down unit. Reimbursement for many diagnoses is generally capped by admission diagnosis, so it is in a hospital’s best interest to minimize the amount of time a patient spends in the expensive ICU setting, and thus, reduce the cost of care. While some hospitals allow patients on NIPPV support to be treated on a general care floor or step-down unit, most still require the higher intensity ICU environment.

Hospitals: Neonatal Care Unit

The neonatal ICU, or NICU, is the location for babies born prematurely or with medical issues that require intensive monitoring and support. Since the lungs develop late in gestation, the most significantly premature babies require extended pulmonary support. NICUs are classified as Level I, Level II or Level III, with Level III NICUs serving as referral centers that care for the sickest and most premature babies. Clinical outcome is paramount in NICUs, and significant emphasis is also placed on decreasing length of stay and overall patient and family satisfaction.

The traditional mode of NIPPV respiratory support in the NICU is nasal continuous positive airway pressure, or nCPAP. nCPAP is an effective tool for treating respiratory distress but carries an increased risk of pressure ulcers, formation of air pockets outside of the lungs and gastric distention. nCPAP typically requires a mask and large bore tubes that blocks the face of the patient and severely limits the ability of parents to hold or bond with their child. The American Academy of Pediatrics recommends that Level II NICUs only provide assisted ventilation on an interim basis until the infant’s condition either soon improves or the infant can be transferred to a higher-level facility better suited to handling increasingly complex cases, in part due to the availability of pediatric medical subspecialists, pediatric surgical respiratory support, and physiologic monitoring equipment. This can result in newborn babies spending their entire hospitalization far away from home, increasing the cost to the medical system and creating economic and emotional challenges to patients and families. Hi-VNI Technology is currently available in at least 375 of the approximately 1,100 NICUs in the United States.

Long-Term Acute Care Hospitals

Long-term acute care hospitals, or LTACHs, serve patients with complex needs requiring longer hospital stays and highly specialized care. LTACHs are designed for patients who need intense, extended care for more than 25 days. Many patients admitted to LTACHs arrive directly from the ICU of traditional hospitals and require ventilator support. Similar to the ICU setting, reimbursement in LTACHs and in the acute space in general is capped by admission diagnosis. As LTACHs are focused on maintaining or lowering their overall costs per treated patient, a therapeutic approach that could keep patients from going on mechanical ventilation or that could allow patients to be weaned off mechanical ventilation more quickly and efficiently may be viewed favorably by LTACH administrators in charge of managing the business. Hi-VNI Technology is currently available in at least 200 of the approximately 400 LTACHs in the United States.

Our Product Portfolio

Precision Flow Systems Family

We currently offer three versions of our Precision Flow systems: Precision Flow Plus, Precision Flow Classic and Precision Flow Heliox. Our Precision Flow systems include a capital unit, a single-use disposable and a nasal interface. The capital unit contains all the electronic components and the input gas controls that enable the delivery of breathing gas at a precise level of oxygenation at flow rates, controlled by the operator, ranging from 1 to 40 liters per minute. All of our Precision Flow versions are integrated systems that provide precise user control of temperature, air flow and percentage oxygen through a simple one-button interface. Setup time, including warm-up time, for all of our Precision Flow versions is less than five minutes and alarms are incorporated into the system to alert the operator to disruption of respiratory support. All three versions are also mounted on a roll stand pole for easy transfer, use and visualization of the displayed settings. All three versions are easy to set up and require little support to operate beyond changing sterile inhalation water bags as needed.

The Precision Flow Plus was launched in April 2017 and represents a majority of our capital unit sales. The Precision Flow Plus includes the same Hi-VNI Technology as our other Precision Flow versions, and also offers connectivity to a hospital’s nurse call system to alert the staff to disruption of the patient’s respiratory support and/or to most hospitals’ EMR systems to record the user selected and current delivered flow rate, temperature, percent oxygen, and the status of the supply gas connections and water supply as well as any fault codes.

The Precision Flow Heliox also includes the same Hi-VNI Technology as the other Precision Flow versions and is also able to precisely deliver heliox gas. As with the Precision Flow Classic, the Precision Flow Heliox does not offer connectivity to a hospital’s nurse call system or EMR system.

The single-use, disposable component of our Precision Flow systems have two parts: (1) the disposable patient circuit, or DPC, which includes all of the components that generate the temperature-controlled humidified breathing gas, including the VTC and (2) the triple-lumen delivery tube which ensures the heated, humidified gas is delivered from the DPC to the patient at constant temperature and humidification level. We also sell a series of small-bore nasal interfaces and adapters. The interfaces we offer come in a variety of sizes, ranging from premature infants to adults, allowing clinicians to select an interface that blocks less than half of the external opening of each nostril, thereby maximizing the technology’s ability to flush the anatomical dead space.

Components of the Precision Flow Plus System

Capital Unit	Disposable Patient Circuit

Disposable Patient Circuit Components

Vapor Transfer Cartridge	Delivery Tube

Companion Products

We have launched companion products that facilitate clinical use and enable rapidly growing market acceptance and expansion. These products include (i) the Vapotherm Transfer Unit 2.0, which allows patients to be transferred between care areas within the hospital or ambulate while on therapy, (ii) the Q50 compressor, which provides a compact, relatively low noise, low cost source of compressed air necessary to run the Precision Flow systems in areas of the hospital without access to compressed air outlets built into the wall, (iii) the Aerogen adaptor, which is designed to facilitate delivery of ultrasonic aerosolized medication, and (iv) a tracheostomy adaptor that simplifies the connection of the Precision Flow systems to a tracheostomy collar used to wean patients off mechanical ventilation. Specialized capital units and disposable patient circuits also enable the delivery of specialized nitric oxide and heliox breathing gases.

Enhancement of Current Portfolio

We are currently working on updating the electronics in our Precision Flow systems to comply with new regulatory requirements going into effect in Europe in 2019 known as 4th Edition electromagnetic compatibility as well as updating the software in our Precision Flow systems to meet requirements imposed by the FDA in connection with its de novo grant, which expanded the existing device label. With respect to the electronics updates to our Precision Flow systems, we submitted notification of a technical file update to our notified body. We believe the project will improve performance of our main device unit, while simplifying our manufacturing process.

We also have other product enhancement projects ongoing at any point in time. These enhancements incorporate customer feedback with the goal of improving the patient and caregiver experience.

Market Expanding Products

We are developing modules that are designed to simplify and automate adjustments to the Precision Flow systems’ delivery of oxygenated breathing gases based on feedback provided by oxygen levels in the patient. We have recently completed clinical trials on one of these modules in preterm infants. We believe that the ability to automate control and adjustments has the potential to better keep infants in the target oxygen saturation range than current manual adjustments by nurses. This is important because too much oxygen can cause oxygen toxicity and lead to blindness, while providing insufficient oxygenation is life threatening and can lead to developmental disabilities.

We are also working on developing our next generation Hi-VNI Technology product, which is designed to provide high velocity nasal insufflation using a portable device, removing the requirement for access to built-in wall air outlets. Removing the requirement to be tethered to built-in wall air outlets will enable the next generation Hi-VNI Technology product to provide high velocity nasal insufflation to patients in other areas of the hospital, such as LTACHs and SNFs. We believe that the next generation Hi-VNI Technology product may have the potential to be adopted in the future for applications in ambulance transport and in the homes of patients requiring non-invasive ventilatory support.

Clinical Results and Studies and Economic Data

We have a compelling body of clinical studies and economic data that supports the use of the Precision Flow Classic, which uses Hi-VNI Technology, for treating respiratory distress and providing non-invasive ventilatory support.

Hi-VNI Technology Compared to NIPPV

A significant body of clinical studies across multiple patient populations has validated Hi-VNI Technology as a safe and effective alternative to NIPPV. In the adult population, we sponsored a 204 patient (100 NIPPV patients and 104 Hi-VNI Technology patients), multisite randomized controlled trial in the ED, which was published in the July 2018 issue of Annals of Emergency Medicine. Patients in respiratory distress were recruited with the need for non-invasive ventilatory support in the ED. Of the patients who were enrolled in the study, 65 were suffering from hypercapnia, the inability to efficiently clear carbon dioxide from the respiratory system. The primary outcome measure was respiratory failure requiring intubation, the insertion of a plastic tube into the trachea to maintain an open airway for mechanical ventilation, within 72 hours of initiation or clinical decision to cross-over to the alternative therapy. This study concluded that high velocity nasal insufflation delivered with Hi-VNI Technology is non-inferior to NIPPV in preventing patients from being intubated and receiving mechanical ventilation.

Patients were recruited with the need for non-invasive ventilatory support and followed for 72 hours. The primary outcome measure was respiratory failure requiring intubation within 72 hours of initiation or clinical decision to cross-over to the alternative therapy. The outcome showed Hi-VNI Technology was non-inferior to NIPPV. The following chart conveys the rates of failure resulting in intubation for those randomized to Hi-VNI Technology and NIPPV. There was no statistically significant difference between the two.

Rate of intubation in a 204-patient, multicenter randomized clinical trial of ED patients with respiratory distress.

Rate of Intubation

Secondary outcomes included monitoring of vital signs, oxygen and carbon dioxide in the blood, and patient reports of their perception of shortness of breath were monitored during the first four hours of therapy, and Hi-VNI Technology performed as well as NIPPV during this period. The important measure of the effect of the therapy on providing ventilatory support is blood carbon dioxide and how that changes over time. Elevated blood carbon dioxide levels will generally decline over time when a patient receives adequate ventilatory support. Use of both Hi-VNI Technology and NIPPV led to similar decreases in carbon dioxide levels within the blood.

The chart below demonstrates the changes observed in blood gas values for both Hi-VNI Technology and NIPPV therapy. Both begin at baseline with elevated carbon dioxide values, and both drop at a similar rate over time, at one hour and four hours of therapy.

Blood carbon dioxide levels over time

The clinicians involved in the trial were asked for their perception of the various therapies. The clinicians reported a higher median score for Hi-VNI Technology than NIPPV for patient comfort, ease of use, clinical response and need for monitoring. The clinicians reported the same median score for Hi-VNI Technology and NIPPV for technical/clinical complexity. The authors also concluded that patients treated with Hi-VNI Technology can more easily communicate, receive oral medications, and eat without interruption of therapy, which are limitations of NIPPV.

Median clinicians’ perception of Hi-VNI Technology to NIPPV on a scale of 1 to 5 where 5 represents the best score

In February 2018, the NEJM Journal Watch, which reviews and summarizes medical research studies across 12 specialties, concluded after reviewing our Company-sponsored ED study described above that Hi-VNI Technology is easier to set up than NIPPV. Further, the NEJM Journal Watch noted that Hi-VNI Technology has the potential to replace NIPPV in EDs, ICUs and ambulances.

Subgroup analyses of these data have been performed and were presented from the podiums at the American Thoracic Society congress and the Society for Academic Emergency Medicine in 2018. 65 patients among the 204 in this study were diagnosed with significant hypercapnia and specifically evaluated. The ability of Hi-VNI Technology to adequately provide ventilatory support is particularly important in this population. This subgroup analysis showed that 6% of the Hi-VNI Technology patients and 16% of the NIPPV patients required intubation within the first 72 hours of care after admission, with comparable ability to reduce carbon dioxide levels over time. They concluded that Hi-VNI Technology provided ventilatory support similar to NIPPV in patients presenting with hypercapnic respiratory distress. Another sub-group analysis was performed on patients from the study presenting with acute decompensated heart failure. This analysis of 42 patients from the primary ED study demonstrated comparable results between Hi-VNI Technology and NIPPV. The results from this subgroup analysis suggest that physicians may use Hi-VNI Technology when NIPPV fails or is not tolerated by patients in the ED.

Hi-VNI Technology was also observed in a third-party study published in the May 2013 issue of the Journal of Pediatrics to have similar efficacy when compared to nCPAP in a randomized controlled trial of premature infants who were receiving non-invasive ventilatory support after being removed from intubation, or extubation. nCPAP is the standard non-invasive therapy for management of respiratory distress in neonates in the NICU. nCPAP is administered using a tight-fitting nasal plugging cannula, and delivers pressure to the lungs. It is efficacious, but it is also associated with trauma to the face of the baby, pressure and volume-related complications to the chest, and limitation of access to both parents and caregivers to maintain close contact with the newborns. Hi-VNI Technology produced similar rates of extubation failure as the standard of care nCPAP, and significantly reduced nasal trauma.

Additionally, Hi-VNI Technology was observed in a third-party study published in the May 2016 issue of JAMA Pediatrics to be non-inferior to NIPPV as a primary respiratory support therapy in a randomized controlled clinical trial of premature newborn infants with respiratory distress syndrome. In this trial, 316 infants were randomized to Hi-VNI Technology or NIPPV. The primary outcome of the trial was the number of patients who required intubation and mechanical ventilation within 72 hours, and there was no significant difference seen between Hi-VNI Technology and NIPPV. No significant differences in other measures such as the length of time on respiratory therapy, infection rates or other prematurity-associated complications such as bronchopulmonary dysplasia, a disease in newborns caused by destruction of lung tissue, were reported.

The results from an independent clinical trial of Hi-VNI Technology versus NIPPV in 76 preterm infants published in the May 2015 issue of Pediatric Pulmonology similarly suggest that Hi-VNI Technology is non-inferior to NIPPV. These trials support the use of Hi-VNI Technology as an alternative to nCPAP and NIPPV for primary and post-extubation support of neonates in respiratory distress.

Economic Cost Savings Data

An independent third-party study published in the June 2005 issue of Critical Care Medicine determined the average cost for a typical three day stay in the ICU in the United States is $13,347. The cost increased by an average of 47% to $19,558 when the patient required mechanical ventilation. Treatment of patients with Hi-VNI Technology can impact admission and placement of patients due to the lower complexity of Hi-VNI Technology as compared to NIPPV. This is dependent on the individual sites, which often require admission to the high cost and resource-constrained ICUs if NIPPV is initiated on the patient. In a multicenter utilization study we sponsored published in the Winter 2015 issue of Respiratory Therapy including 128 patients with respiratory distress treated in emergency rooms with Hi-VNI Technology, treating physicians perceived that 54% of patients could be admitted to the general care floor, as opposed to the ICU. This finding is exemplified by a single-patient case study report from Athens Regional Medical Center. In this report, a patient with end-stage COPD who was well-known to that facility had recently been discharged from the hospital following a three day stay in the ICU where the patient was intubated and mechanically ventilated. Upon a subsequent arrival in the ED with severe difficulty breathing, this patient was treated using Hi-VNI Technology and within 44 minutes her respiratory rate had decreased from 36 to 20 breaths per minute. Blood measurements later confirmed a normalization of pH, reduction in carbon dioxide, and maintenance of oxygenated levels of hemoglobin. The patient was kept overnight and discharged the following day. We believe the less intensive nature of the Hi-VNI Technology permitted the physician to direct the patient to the general care floor, rather than the ICU, in this situation resulting in a savings of an estimated $3,750 for this hospital (estimated $4,500 cost for a three day stay in the ICU versus an estimated $750 cost for a one day stay on the general care floor).

Additionally, patients who are intolerant of NIPPV devices are often sedated and potentially intubated and escalated to mechanical ventilation, an invasive procedure that often results in increased care costs, increased lengths of stay, ventilator dependence, and increased morbidity and mortality. Because patients who are placed on Hi-VNI Technology are no more likely to fail to intubation than NIPPV patients and Hi-VNI Technology may be more easily tolerated, its utilization has the ability to reduce the number of NIPPV intolerant patients who otherwise would have been intubated. Therefore, in addition to increased patient benefits due to potentially avoiding intubation for patients who are intolerant of the masks associated with NIPPV, there may be substantial savings to the healthcare system for each patient that can be successfully treated with Hi-VNI Technology.

Studies have shown that reducing the duration of mechanical ventilation days is an important element in reducing the potential for ventilator-associated consequences, including pneumonia, a life-threatening complication associated with mechanical ventilation. One role LTACHs play is to help wean patients from their dependence on mechanical ventilation. Gaylord Hospital, a LTACH, presented at the 2017 National Association of Long Term Hospital conference that their adoption of Hi-VNI Technology helped them achieve an average reduction of four days of mechanical ventilation per patient, yielding an annual average cost savings for that facility of $394,000 between 2012 and 2015.

Sales and Marketing

As of September 30, 2018, our sales organization consisted of approximately 100 full time employees serving our U.S. market and 13 individuals serving international markets.

Commercial Activities within the United States

We sell our Hi-VNI Technology in the United States through a direct sales organization that leverages numerous call points within the hospital, including physicians, respiratory therapists and nurses. Our sales team is focused on building relationships with clinicians across care settings, including EDs and adult, pediatric and neonatal ICUs, enabling our products to follow patients through the care continuum.

We have structured our sales and clinical support team with specialized roles to sell our Precision Flow systems and single-use disposables, while delivering customer support and medical education on an ongoing basis. Our field sales representatives are responsible for identifying key customer prospects, educating them on the value of our Hi-VNI Technology, gaining their commitment for acquiring our capital units and introducing our clinical educators.

Our clinical educators enhance the experience for customers and help facilitate adoption. We established a medical education department that develops and delivers physician-to-physician, Company-sponsored education events, and sponsors continuing medical education programs focused on addressing respiratory distress.

Our customer service and technical support team is responsible for addressing maintenance, repairs and general product and technical questions to help ensure uninterrupted patient treatments. We also use an inbound digital marketing campaign to drive leads and accelerate sales. We leverage the internet, social media, and email channels to increase brand awareness and educate customers. Data and analytics drive our decision making and help us hone our messaging and strategies. Educated and interested potential customers convert to sales prospects on our website and all leads integrate with our CRM system.

Commercial Activities Outside of the United States

We conduct our international business through a distributor model, partnering with 33 distributors in 36 countries around the world. We focus our efforts on our most established and fastest growing markets, including the United Kingdom, Germany, Brazil, Mexico, Turkey, and Japan. We have directly employed or retained through professional employment organizations 13 individuals to support our distributors in several of these key markets. We are also in the process of expanding our digital marketing platform abroad to educate our international clinicians, focusing initially on Brazil. We continue to evaluate market opportunities outside of the United States for business expansion.

Reimbursement

Payment for patient care in the United States is generally made by third-party payers, including private insurers and government insurance programs. The reimbursement from third-party payers for patients that require Hi-VNI Technology is typically intended to cover the overall cost of treatment, including the cost of our devices used during the procedure as well as the overhead cost associated with the facility where the procedure is performed. We do not directly bill any third-party payers, and receive payment from the hospital or providers for our devices.

Reimbursement for hospital services, including the cost of our devices, during an in-patient stay generally is made to the healthcare provider under a prospective payment system that is determined by a classification system known as Diagnosis Related Groups, or DRGs. A DRG is a statistical system of classifying any inpatient stay into groups for the purposes of payment using a number of factors including, among other things, the principal diagnosis, major procedures, discharge status, patient age and complicating secondary diagnoses. DRGs are used in both acute and chronic care settings and employed by both private insurers and government payers. Rather than paying the hospital or provider for what it spent caring for a patient, payers pay a fixed amount based on the patient’s DRG. Similar reimbursement methodologies that bundle the cost of our devices into a provider’s payment also exist for services provided to patients in the ED and out-patient settings.

Research and Development

As of September 30, 2018, our research and development team consisted of 19 individuals, including mechanical, electrical, software, biomedical, and plastic engineers. For the years ended December 31, 2016 and 2017, we incurred research and development expenses of $6.2 million and $7.6 million, respectively. For the nine months ended September 30, 2017 and 2018, we incurred research and development expenses of $5.4 million and $6.1 million, respectively.

Maintaining a strong cadence of new product introductions is an integral part of our strategy. Our pipeline of new products includes our next generation Hi-VNI Technology. We are also developing a module that could simplify and automate adjustments to the Precision Flow systems’ delivery of oxygenated breathing gases based on continuously monitoring the patient’s oxygen.

In addition, we have sought and continue to seek to expand the FDA-cleared indications for Hi-VNI Technology. For instance, on April 10, 2018, the FDA granted our de novo request for an expanded indication to use with an updated version of our Precision Flow systems that is in development. The expanded indication for use builds on the existing indication for delivering heated, humidified and oxygenated breathing gases by recognizing a mechanism of action, high velocity nasal insufflation, as well as adding an intended use, to augment breathing in spontaneously breathing patients suffering from respiratory distress in a hospital setting. Further, the expanded indication states this updated version does not provide the total ventilatory requirements for patients. The FDA also created a new classification regulation under which the updated version of our Precision Flow systems is currently the only product. The indications of our product are similar to NIPPV, but the therapy has a different mechanism of action, using velocity instead of pressure to provide ventilatory support for patients in respiratory distress.

Competition

The medical device industry is subject to rapid change from the introduction of new products and technologies and other activities of industry participants. We compete as a clinically validated alternative to NIPPV for treatment of patients who are suffering from respiratory distress.

As our product is capable of treating respiratory distress, including those suffering from low oxygen levels, as well as those who have historically required NIPPV because they were unable to flush retained carbon dioxide from their respiratory system, we consider our primary competition to be NIPPV manufacturers, including Phillips Respironics. We also compete on a secondary basis with manufacturers of conventional heated humidified high flow oxygen delivery products, such as Fisher & Paykel Healthcare.

We believe that the primary competitive factors in the respiratory distress market are:

•	product efficacy and ability to prevent intubation;

•	product safety, reliability and durability;

•	product ease of use and patient comfort;

•	quality and volume of clinical evidence;

•	product support and service;

•	pricing and revenue strategies;

•	technological innovation;

•	effective marketing to and education of clinicians;

•	sales force experience and access; and

•	Company, product and brand recognition.

Other companies that offer treatments for respiratory distress against which we compete are larger businesses that have greater resources than we do. NIPPV is an established proven therapy and is currently better known to physicians, nurses and respiratory therapists, and it is currently considered the standard of care for treating patients with respiratory distress. However, we believe clinician awareness of Hi-VNI Technology is increasing.

Intellectual Property

As of September 30, 2018, we held more than 75 issued patents and more than 45 patent applications, totaling an active patent portfolio of over 120 filings granted or pending. These filings can be organized into four main categories representing our patent portfolio: Precision Flow, next generation system filings, Flow Rest, and various accessory technologies. In the United States, we hold seven issued patents for the Precision Flow family, five for the Flow Rest family (a legacy device), and two for the accessories. The Precision Flow patents are expected to expire between March 2024 and November 2032, the Flow Rest patents are expected to expire between November 2026 and January 2033, and the accessories patents are expected to expire between December 2031 and December 2033. Additionally, we have eight pending U.S. patent applications directed to our next generation technologies, three pending U.S. patent applications directed at our Precision Flow systems technology, one pending U.S. patent application directed to our Flow Rest technology and nine pending U.S. patent applications directed to accessories for the aforementioned technologies. We maintain a strategic international patent portfolio primarily in the European Union, Australia, Japan and China. Since 2016, we have maintained and executed on deliberate innovation areas designed to sustain the continued growth of our patent portfolio to protect our proprietary technology from competitor use.

As of September 30, 2018, we have 12 trademark registrations with the U.S. Patent and Trademark Office, at least 12 trademarks with common law rights, and a wide range of international protection of its trademarks with a focus of increasing brand awareness and market penetration globally.

Stamford Devices Limited is currently opposing our European patent – EP2806926. The title of the invention is Systems for Providing Respiratory Therapy. The patent is part of the accessory technologies in our patent portfolio. It provides an improved system for delivering breathing gas and aerosolized medications. The claims opposed are not embodied in any of our current commercialized products. We have submitted a counter statement and intend to vigorously defend our rights.

Manufacturing and Supply

We manage all aspects of product supply through our operations team based in Exeter, New Hampshire. We manufacture certain components of our Precision Flow systems in-house, but primarily rely on third-party suppliers to manufacture the majority of our Precision Flow systems’ components. Outsourcing manufacturing reduces our need for capital investment and provides expertise and the capacity necessary to meet demand for our Precision Flow systems. We assess, qualify and select our suppliers with a view towards ensuring that our Precision Flow systems and their components are safe and effective, adhere to all applicable regulations, are of the highest quality, and meet our supply needs. Our quality assurance process monitors and maintains supplier performance through qualification and periodic supplier reviews and audits against the requirements of the FDA, the International Organization for Standardization and our own policies and procedures.

Certain components used in our Precision Flow systems are supplied by single source suppliers, and a sole source supplier. Our suppliers manufacture the components they produce for us and test our components and devices to our specifications. We intend to maintain sufficient levels of inventory to enable us to continue our operations while we obtain another supplier if one or more of our single source or sole source suppliers were to encounter a delay in supply or end supply.

Manufacturing and Supply Agreement with Medica.

Our current manufacturing and supply agreement with Medica S.p.A., or Medica, as amended, provides the terms and conditions under which Medica will manufacture, in such quantities as Vapotherm orders, cartridges for our Precision Flow capital units. The term of the agreement will expire on December 31, 2023, renewing automatically for additional one year terms thereafter unless one party notifies the other that it wishes to terminate the agreement a specific time period before the end of the term of the agreement.

Government Regulation

Our products and our operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in the EEA. Our products are subject to regulation as medical devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

In addition to U.S. regulations, we are subject to a variety of regulations in the EEA governing clinical trials and the commercial sales and distribution of our products. Whether or not we have or are required to obtain FDA clearance or approval for a product, we will be required to obtain authorization before commencing clinical trials and to obtain marketing authorization or approval of our products under the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials or commercialize our products in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA clearance or approval.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires FDA clearance of a 510(k) premarket notification, granting of a de novo request, or approval of an application for premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of regulatory controls needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance.

Our currently marketed nasal interfaces and VTU are classified as Class I medical devices, and our Precision Flow systems, including the single-use disposables and the Q50 Compressor are classified as Class II medical devices subject to 510(k) clearance.

The 510(k) Process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, and for which a PMA is not required, a device that has been reclassified from Class III to Class II or Class I, or another commercially available device that was cleared through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated under the FDCA as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo grant or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) (or a PMA) in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications today are accomplished by a manufacturer documenting the change in an internal letter-to-file. The FDA can review these letters to file during an inspection. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) clearance, de novo grant or PMA approval is obtained. In these circumstances, we may be subject to significant regulatory fines or penalties.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified under the FDCA into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, a medical device could be eligible for de novo classification only if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent to a legally marketed predicate device. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. Under FDASIA, the FDA is required to classify the device within 120 days following receipt of the de novo application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low to moderate risk, or that general controls would be inadequate to control the risks and special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo petition or even PMA approval.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB. The IRB is responsible for the initial and continuing review of the study, and may pose additional requirements for the conduct of the study. If an IDE application is allowed to go into effect by the FDA and the study approved by the reviewing IRB(s), human clinical trials may begin at a specific number of investigational sites with a specific number of subjects as set forth in the study protocol. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate review from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and allowed to go into effect by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and extensive regulatory requirements may continue to apply. These include but are not limited to:

•	annual and updated establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers to follow stringent design, testing, control, documentation, complaint handling and other quality assurance procedures during all aspects of the design and manufacturing process;

•	advertising and promotion requirements;

•	restrictions on sale, distribution or use of a device;

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labeling and marketing regulations, which require that promotion is truthful, not misleading, and provides adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•	the federal Physician Sunshine Act and various state and foreign laws on reporting remunerative relationships with health care customers;

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the federal Anti-Kickback Statute (and similar state laws) prohibiting, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not have to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

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the federal False Claims Act (and similar state laws) prohibiting, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing, or knowingly and improperly avoiding or decreasing, an obligation to pay or transmit money to the federal government. The government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statute;

•	clearance or approval of product modifications to legally marketed devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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complying with the federal law and regulations requiring Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

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the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations if there is a reasonable probability that the use of the device would cause a serious, adverse health consequence or death; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export or import approvals for our products; or

•	criminal prosecution.

Regulation of Medical Devices in the EEA

There is currently no premarket government review of medical devices in the EEA (which is comprised of the 28 Member States of the European Union plus Norway, Liechtenstein and Iceland). However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I of Directive 93/42/EEC concerning medical devices, or the Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. Notified bodies are often separate entities and are authorized or licensed to perform such assessments by government authorities. The notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

In order to demonstrate safety and efficacy for their medical devices, manufacturers must conduct clinical investigations in accordance with the requirements of Annex X to the Medical Devices Directive, and applicable European and International Organization for Standardization standards, as implemented or adopted in the EEA member states. Clinical trials for medical devices usually require the approval of an ethics review board and approval by or notification to the national regulatory authorities. Both regulators and ethics committees also require the submission of serious adverse event reports during a study and may request a copy of the final study report.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member States, the regulations would be directly applicable, i.e., without the need for adoption of EEA member State laws implementing them, in all EEA member States and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation will however only become applicable three years after publication (in 2020). Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

We are subject to regulations and product registration requirements in many foreign countries in which we may sell our products, including in the areas of:

•	design, development, manufacturing and testing;

•	product standards;

•	product safety;

•	product safety reporting;

•	marketing, sales and distribution;

•	packaging and storage requirements;

•	labeling requirements;

•	content and language of instructions for use;

•	clinical trials;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and field corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	import and export restrictions;

•	tariff regulations, duties and tax requirements;

•	registration for reimbursement; and

•	necessity of testing performed in country by distributors for licensees.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

Pricing, Contracting and Reimbursement

We believe our products are priced consistent with their value. In order to obtain or maintain business in the competitive respiratory therapy market, however, we have historically had to offer various discounts directly to purchasers or indirectly to purchasers through GPOs or IDNs. We have recently expanded our product discount offerings to include placed capital arrangements for our Precision Flow systems. Such discount offerings involve the placement of capital equipment at no charge with customers in connection with the purchase of other related capital equipment or disposable products. In addition, consistent with an increasing emphasis in the medical device and broader healthcare industry on payment based on value (so-called value-based pricing), we may enter into contracts with customers that guarantee performance of our Precision Flow systems by refunding costs of disposables (or providing replacement disposables) used on patients if treatment does not achieve specific patient outcomes. In response to pressure from competition or customers, we may have to offer enhanced discounts or enter into additional value-based contracting arrangements, which may adversely affect our revenues.

Coverage and adequate reimbursement of our products (or services provided using our products) is critical to the success of our business. Sales of our products will depend, in part, on the extent to which our products (or services provided using our products) will be covered and adequately reimbursed by third-party payors, such as government-sponsored health programs and private health plans.

Our products are used in providing services and are often reimbursed by third party payors as part of a global payment that covers all costs associated with providing that service. Healthcare providers that use our products may therefore be responsible for costs incurred in providing the service that exceed reimbursement. If our products are priced higher than competitor products, including products used to provide alternative treatments, and we are unable to demonstrate that our products are nonetheless cost-effective, we may encounter obstacles in obtaining or maintaining business.

Third-party payors are increasingly reducing reimbursements for clinical products and services. Within the United States and abroad, the containment of healthcare costs has become a priority of federal and state governments. Limits on reimbursement available from governmental or private third-party payors may reduce the demand for, or negatively affect the price of those products, and could significantly harm our business, results of operations, financial condition and cash flows.

Federal, State and Foreign Fraud and Abuse and Physician Payment Transparency Laws

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, U.S. and foreign laws intended to prohibit or otherwise regulate activities that might result in fraud and abuse.

U.S. federal health care fraud and abuse laws generally apply to our activities because our products are covered under federal healthcare programs such as Medicare and Medicaid. The principal U.S. federal health care fraud and abuse laws applicable to us and our activities include: (1) the Anti-Kickback Statute, which prohibits the knowing and willful offer, solicitation, payment or receipt of anything of value in order to generate business reimbursable by a federal health care program; (2) the False Claims Act, which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program, including claims resulting from a violation of the Anti-Kickback Statute; and (3) health care fraud statutes that prohibit false statements and improper claims to any third- party payer. There are also similar state anti-kickback and false claims laws that apply to activities involving state-funded Medicaid and other health care programs as well as to private third-party payers.

The Anti-Kickback Statute is particularly relevant because of its broad applicability. Specifically, the Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in exchange for, or to induce, either the referral of an individual, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under federal health care programs, such as the Medicare and Medicaid programs. Almost any financial interaction with a healthcare provider, patient or customer will implicate the Anti-Kickback Statute. Statutory exceptions and regulatory safe harbors protect certain interactions if specific requirements are met. Only those interactions that represent fair market value exchanges, however, are generally protected by an exception or safe harbor. The government can exercise enforcement discretion in taking action against unprotected activities. Many interactions in which we commonly engage, such as the provision of business meals to healthcare practitioners, could implicate the Anti-Kickback Statute and are not protected by an exception or safe harbor. If the government determines that these activities are abusive, we could be subject to enforcement action. Penalties for Anti-Kickback Statute violations may include both criminal penalties such as imprisonment and civil sanctions such as fines and possible exclusion from Medicare, Medicaid, and other federal health care programs. Exclusion would mean that our products were no longer eligible for reimbursement under federal healthcare programs.

Laws and regulations have also been enacted by the federal government and various states to regulate the sales and marketing practices of medical device and pharmaceutical manufacturers. The laws and regulations generally limit financial interactions between manufacturers and health care providers; require pharmaceutical and medical device companies to comply with voluntary compliance standards issued by industry associations and the relevant compliance guidance promulgated by the U.S. federal government; and/or require disclosure to the government and/or public of financial interactions (so-called “sunshine laws”).

The healthcare laws and regulations applicable to us, including those described above, contain ambiguous requirements and are subject to evolving interpretations and enforcement discretion. Manufacturers must adopt reasonable interpretations of requirements if there is ambiguity and those interpretations could be challenged. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil financial penalties, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid. Any failure to comply with laws and regulations relating to reimbursement and health care goods and services could adversely affect our reputation, business, financial condition and cash flows.

To help ensure compliance with healthcare laws and regulations applicable to us, we have implemented a comprehensive compliance program based on the HHS Office of Inspector General’s Seven Fundamental Elements of an Effective Compliance Program. We adhere to, and the compliance program incorporates, standards consistent with voluntary compliance code standards adopted by the medical device industry to promote compliance with the federal Anti-Kickback Statute. Despite our compliance program, we cannot be certain that we have always operated in full compliance with all applicable healthcare laws.

Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. For example, the advertising and promotion of our products is subject to EU Directives concerning misleading and comparative advertising and unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Data Privacy and Security Laws

We are, or in the future may, become subject to various U.S. federal and state as well as foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers.

Within the United States, our operations may be affected by the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, collectively, HIPAA, which impose obligations on certain “covered entities” (healthcare providers, health plans and healthcare clearinghouses) and certain of their “business associate” contractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Although we believe that we currently are neither a “covered entity” nor a “business associate” under the legislation, a business associate relationship may be imputed from facts and circumstances even in the absence of an actual business associate agreement. In addition, HIPAA may affect our interactions with customers who are covered entities or their business associates. Various states also have laws that regulate the privacy and security of patient information and so may affect our business operations.

European Data Privacy and Data Security

In the European Union, we may be subject to laws relating to our collection, control, processing and other use of personal data (i.e. data relating to an identifiable individual) because we process personal data of our employees, customers, vendors and other third parties based in the European Union in relation to the operation of our business.

In the European Union, the data privacy regime applicable to us includes the General Data Protection Regulation (2016/679), or GDPR, and the E-Privacy Directive 2002/58/EC, or EPD. We depend on a number of third parties to provide our services, a number of which process personal data on our behalf and are therefore considered our processors under the GDPR. With each such provider we enter into contractual arrangements to ensure that they only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place. Where we transfer personal data outside the EEA, we do so in compliance with the relevant data export requirements. We take our data protection obligations seriously as any improper disclosure, particularly with regard to our customers’ sensitive personal data, could negatively impact our business and/or our reputation.

GDPR

The GDPR became applicable on May 25, 2018 and replaced the previous data protection regime which consisted of separate laws issued by each EU Member State, based on the EU Data Protection Directive. Unlike the Directive (which needed to be transposed at national level), the GDPR is directly applicable in each EU Member State, resulting in a more uniform application of data privacy laws across the European Union. However, the GDPR does allow each Member State to implement laws which supplement the GDPR, causing some variation between EU Member States (for example, in connection with processing employee personal data and processing for scientific purposes). The GDPR also provides that EU Member States may separately introduce further conditions, including limitations, to the processing of genetic, biometric or health data, which could limit our ability to collect, use and share personal data, or could cause our compliance costs to increase, ultimately having an adverse impact on our business. We need to ensure compliance with the supplemental laws in each jurisdiction where we operate.

The GDPR imposes accountability obligations requiring controllers and processors to maintain a record of their data processing and policies. It requires us, as a controller of personal data, to be transparent and to disclose to data subjects (being the individuals to whom the personal data relates), in a concise, intelligible and easily accessible form, how their personal information is used by us. It also imposes limitations on our retention of information, introduces requirements to pseudonymize (i.e., key-coded) data, introduces mandatory data breach notification requirements and sets certain standards for controllers to demonstrate that they have obtained valid consent for certain data processing activities.

The requirements also state that personal data may only be collected for specified, explicit and legitimate purposes which have a legal basis set out in the GDPR, and may only be processed in a manner consistent with those purposes. Personal data must also be adequate, relevant, not excessive in relation to the purposes for which it is collected, be secure, not be transferred outside of the EEA unless certain steps are taken to ensure an adequate level of protection and must not be kept for longer than necessary to achieve the purposes for which it was collected. To the extent that we process, control or otherwise use sensitive data relating to individuals (for example, patients’ health or medical information, race or ethnicity), more stringent rules apply, limiting the circumstances and the manner in which we are legally permitted to process that data and transfer that data outside of the EEA. In particular, in order to process such data, explicit consent to the processing (including any transfer) is usually required from the data subject.

Fines for non-compliance with the GDPR have the potential to be significant—the greater of EUR 20 million or 4% of our global annual turnover in the previous financial year.

EPD

The requirements laid down by the EPD have been transposed into the national laws of each EU Member State since 2003. The requirements will be particularly relevant when we send electronic direct marketing to individuals in the European Union or when we use cookies or similar technologies on our websites directed at individuals in the European Union and will usually require us to obtain consent from recipients to carry out these activities. Although all EU Member State national laws stem from the EPD, the laws differ by jurisdiction, sometimes significantly. We need to ensure compliance with the laws in each jurisdiction where we operate.

The European Union is in the process of replacing the EPD with an E-Privacy Regulation which, unlike the EPD which needed to be transposed into the national law of EU Member States, will be directly applicable in each EU Member State. The text of the new Regulation has not yet been finalized nor has an implementation date been set, however the current draft of the Regulation includes a regime for issuing monetary fines for non-compliance of up to the higher of EUR 20 million or 4% of our global annual turnover in the previous financial year. We will continue to monitor the progress of the new Regulation and make necessary modifications to our practices as and when required.

Healthcare Reform

The United States and some foreign jurisdictions are considering, or have enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Healthcare Reform Act, substantially changes the way in which healthcare is financed by both governmental and private insurers and affected medical device manufacturers significantly. The Healthcare Reform Act imposed, among other things, a 2.3% federal excise tax, with limited exceptions, on any entity that manufactures or imports Class I, II and III medical devices offered for sale in the United States that began on January 1, 2013. Through a series of legislative amendments, the tax was suspended for 2016 through 2019. Absent further legislative action, the device excise tax will be reinstated on medical device sales starting January 1, 2020. The Healthcare Reform Act also provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the Healthcare Reform Act provided additional federal funding to state Medicaid programs that expanded eligibility for Medicaid programs and required individuals to obtain health insurance or pay a tax penalty.

There have been judicial and Congressional challenges to certain aspects of the Healthcare Reform Act, and we expect additional challenges and amendments in the future. Moreover, the Trump Administration and the

U.S. Congress may take further action regarding the Healthcare Reform Act, including, but not limited to, repeal or replacement.

With respect to Congressional action, tax legislation enacted at the end of 2017 removes penalties for not complying with the individual mandate to carry health insurance effective in 2019. The Trump Administration has also taken executive actions to undermine or delay implementation of the Healthcare Reform Act. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Healthcare Reform Act to waive, defer, grant exemptions from, or delay the implementation of any provision of the Healthcare Reform Act that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the Healthcare Reform Act exchanges. At the same time, the Administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the Healthcare Reform Act. Future healthcare legislation could also have a significant impact on our business.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure. Due to the uncertainties regarding the outcome of future healthcare reform initiatives and their enactment and implementation, however, we cannot predict which, if any, of the future reform proposals will be adopted or the effect such adoption may have on us.

In addition, other legislative changes have been proposed and adopted since the Healthcare Reform Act was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional Congressional action is taken.

Laws Relating to Foreign Trade

We are subject to various federal and foreign laws that govern our international business practices. These laws include the U.S. Foreign Corrupt Practices Act, or FCPA, which prohibits U.S. companies and their representatives from paying, offering to pay, promising, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate for the purposes of obtaining or retaining business, or to otherwise obtain favorable treatment or influence a person working in an official capacity. In many countries, the health care professionals we regularly interact with may meet the FCPA’s definition of a foreign government official. Additionally, interactions with or on the part of our vendors or other agents may also implicate the FCPA. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents unique challenges in the medical device industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials.

Our international operations could also be subject to compliance with national laws of other countries, such as the United Kingdom Bribery Act of 2010, or the U.K. Bribery Act. The U.K. Bribery Act applies to any company “carrying on business” in the United Kingdom, irrespective of where the offending conduct occurs. The U.K. Bribery Act applies to bribery activities both in the public and private sector and prohibits the provision of an “advantage” intended to induce or reward “improper performance” of the recipient’s function. The failure by a company to prevent third parties from providing a bribe on its behalf could also constitute an offense. Penalties under the U.K. Bribery Act include potentially unlimited fines for companies and criminal sanctions for corporate officers under certain circumstances.

There are also trade laws within the United States and in other regions that regulate the sale, purchase, import, export, re-export, transfer and shipment of goods, currency, products, materials, services and technology. Violations of these laws can lead to serious consequences, including substantial fines.

Other Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Facilities

Our principal office is located at 100 Domain Drive, Exeter, New Hampshire 03833, where we lease approximately 84,140 square feet of office, manufacturing, research & development and warehouse space. We lease this space under a lease that terminates on January 29, 2026. We intend to lease additional space as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Employees

As of September 30, 2018, we had 298 employees. None of our domestic employees is subject to a collective bargaining agreement or represented by a trade or labor union. We believe our relationship with our employees to be good. Based on the results of anonymous employee surveys conducted by Business NH Magazine, Vapotherm has been identified as one of the best companies to work for in New Hampshire the past three years.

Legal Proceedings

From time to time we may become involved in various legal proceedings, including those that may arise in the ordinary course of business. We are currently engaged in a litigation with Engineered Medical Systems, Inc., or EMS, a former supplier of a component of our Precision Flow systems. EMS filed a complaint against us in Indiana state court on June 12, 2018 alleging breach of contract and other causes of action and seeking damages of at least $800,000 and all other forms of just and appropriate relief. This matter has since been removed to the United States District Court for the Southern District of Indiana. We filed a complaint against EMS in Superior Court in Rockingham County, New Hampshire on June 15, 2018 alleging breach of contract, violation of the New Hampshire Consumer Protection Act, and other causes of action and seeking damages of at least $2.1 million and all other forms of just and appropriate relief. Each party filed a motion to dismiss against the other party’s complaint. Vapotherm’s motion to dismiss in the United States District Court for the Southern District of Indiana remains pending. EMS’ motion to dismiss in Superior Court in Rockingham County, New Hampshire was denied and discovery is now underway in the New Hampshire matter. Although the outcomes of these legal proceedings cannot be predicted with certainty, we are not subject to any other material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of September 30, 2018, are as set forth below:

Name	Age	Position
Joseph Army	55	President, Chief Executive Officer and Director
John Landry	46	Vice President & Chief Financial Officer, Secretary and Treasurer
Lindsay Becker	33	Vice President, Human Resources
David Blouin	42	Vice President, U.S. Sales
John Coolidge	57	Vice President, Operations
Marc Davidson	54	Vice President, Research & Development
Jill Dooling	63	Vice President, Strategic Accounts
George Dungan	60	Vice President, Science & Innovation
Lise Halpern	59	Vice President, Marketing
Richelle Helman	53	Vice President, Regulatory Affairs & Quality
Michael McQueen	59	Vice President, Medical Education
Gregoire Ramade	49	Vice President, International
James Liken	68	Chairman of the Board
Neal Armstrong	80	Director
Anthony Arnerich	69	Director
Marina Hahn	60	Director
Jason Lettmann*	41	Director
Geoff Pardo	47	Director
Craig Reynolds	70	Director
Michael Ward*	45	Director
Elizabeth Weatherman	58	Director

*

We expect that, effective immediately prior to the effectiveness of this offering, Messrs. Lettmann and Ward will resign from our board of directors and we will reduce the size of our board of directors by two from 10 to eight.

Executive Officers

Joseph Army has served as President, Chief Executive Officer and as a member of the board of directors of Vapotherm since June 2012. Prior to joining Vapotherm, Mr. Army served as President and Chief Executive Officer of Salient Surgical Technologies, Inc. (formerly TissueLink Medical, Inc.), or Salient, since 2007. He first joined Salient in 1999 as Chief Financial Officer and Vice President of Finance. Prior to his time at Salient, he held various positions including Vice President of Finance and Supply Chain Operations for Westaim Biomedical from 1998 to 1999 and strategy consultant for Coopers & Lybrand LLP from 1991 to 1997. Mr. Army holds an MBA in finance from The Wharton School and a BA in history from the University of Rhode Island. He is certified in production and inventory management and is a certified public accountant (inactive status). We believe Mr. Army’s knowledge of the Vapotherm business and his leadership experience at other organizations qualified him to serve on our board of directors.

John Landry has served as Vice President and Chief Financial Officer, Secretary and Treasurer since August 2012. Prior to joining Vapotherm, he held a number of leadership roles at Salient from 2004 to 2011, including VP Accounting & Controller and VP Global Business Development. Mr. Landry also served as Director of International Marketing at Medtronic Advanced Energy from 2011 to 2012, which acquired Salient in August 2011. Prior to his time at Salient, he served in various financial leadership roles at Bottomline Technologies from 2000 to 2004, Hussey Seating Company from 1997 to 2000 and Coopers & Lybrand LLP from 1994 to 2000. Mr. Landry graduated summa cum laude from Bentley College with a BS in Accountancy and is a certified public accountant.

Lindsay Becker joined Vapotherm in July 2012 and has served as Vice President, Human Resources since January 2018. Previously, she served as our Director of Human Resources from January 2015 to December 2017, Human Resources Manager from April 2013 to December 2014 and Executive Assistant to the CEO from July 2012 to March 2013. From 2011 to 2012, she served as an Account Executive for a digital marketing firm, SilverTech. From 2007 to 2011 she worked in the Office of Governor John Lynch as Citizens Services Representative, Director of Scheduling and Executive Assistant. Ms. Becker graduated summa cum laude from Saint Anselm College with a BA in history.

David Blouin joined Vapotherm in January 2018 as Vice President, U.S. Sales. Prior to Vapotherm, Mr. Blouin served as Area Vice President at Medtronic from August 2011 to January 2018. Before he joined Medtronic, Mr. Blouin worked at Salient from May 2006 to August 2011 where he was promoted to multiple sales and leadership roles. Mr. Blouin is a graduate of Purdue University where he earned his degree in Technology & Organizational Leadership.

John Coolidge joined Vapotherm in March 2014 as Vice President, Operations. From September 2011 to January 2014, Mr. Coolidge served as Vice President of Operations at iWalk. He previously held senior management positions at Transmedics from January 2011 to September 2011, Covidien from 2009 to 2011, Aspect Medical Systems from 1997 to 2009, Medtronic from 1995 to 1997 and Johnson & Johnson from 1987 to 1995. Mr. Coolidge holds an MS in Management from Rensselaer Polytechnic Institute and a BS in Mechanical Engineering from Wentworth Institute of Technology

Marc Davidson joined Vapotherm in August 2017 as Vice President, Research & Development. Mr. Davidson served as the research and development site leader at Alere from February 2016 until joining Vapotherm. From April 2012 to June 2015, Mr. Davidson was the Chief Technology Officer at CSA Medical. He also held VP roles at Lightlab Imaging from 2011 to 2012, Covidien from 2009 to 2011 and Aspect Medical Systems from 2001 to 2009. Mr. Davidson started his career at Hewlett Packard. Mr. Davidson is a graduate of Case Western Reserve University where he earned his BS degree in Computer Engineering.

Jill Dooling joined Vapotherm in May 2018 as Vice President, Strategic Accounts. Prior to joining Vapotherm, she worked at Medtronic, Inc. (formerly Salient) from September 2008 to May 2018, serving as Vice President of Strategic Accounts. She is a graduate of Millersville University where she earned her psychology degree.

George Dungan joined Vapotherm in August 2012 as Vice President, Science and Innovation. Prior to joining Vapotherm, Mr. Dungan served as Director of Global Research at Oridion from 2011 to 2012 where he was responsible for clinical research. Prior to that, he was at the Woolcock Institute of Medical Research in Sydney, Australia from 2005 to 2011 where he served as the Chief Operating Officer, Head of Technology Research and Technical Director for the Australian Center for Chronobiology, Endocrinology and Sleep Science. Mr. Dungan has also held senior manager roles at Philips Respironics from 1999 to 2005, Healthdyne Technologies from 1993 to 1999 and within the sleep/neurophysiology and pulmonary medicine departments at Clarkson Hospital from 1990 to 1993 and Lincoln General Hospital from 1982 to 1987, both in Nebraska. Mr. Dungan holds his Master of Philosophy in Medicine from the Sydney Medical School, University of Sydney.

Lise Halpern joined Vapotherm in January 2013 as Vice President, Marketing. Ms. Halpern previously served as Vice President of Marketing at Transfusion Technologies from 1994 to 2000 and Haemonetics Corporation from 2000 to 2006. Prior to joining Vapotherm, she served as a consultant for seven years advising medical device and biotechnology companies introduce new products and develop new markets in a variety of markets including orthopedics, neurology, diagnostics, regenerative medicine, infection control and pressure ulcer prevention. Ms. Halpern holds a BS in Electrical Engineering and English from Trinity College, and an MS in Biomedical Engineering from Rensselaer Polytechnic Institute.

Richelle Helman joined Vapotherm in November 2013 as Vice President, Regulatory Affairs and Quality. Prior to joining Vapotherm, Ms. Helman was a research and development project manager at

NeuroTherm from March 2013 to November 2013, Principal Engineer at Teleflex Medical from September 2010 to March 2013, a consultant in the medical devices industry from 1998 to 2010 and Corporate Development Manager at UroMed from 1995 to 1998. Ms. Helman earned her BS at Union College, MS at Boston University, and both her MBA and Graduate Certificate in Medical Devices Regulatory Affairs at Northeastern University.

Michael McQueen joined Vapotherm in October 2017 as Vice President, Medical Education. From November 2014 to October 2017, Dr. McQueen served as the Medical Director of Women and Children’s Services at Envision Healthcare, or Envision. From 2005 until he joined Envision, Dr. McQueen founded and was the president of Desert Neonatology Associates. Additionally, Dr. McQueen is the Founder & Chief Executive Officer of Goodnight Pediatrics, an urgent care facility specifically for nighttime medical care for children. Dr. McQueen received his medical degree from the St. Louis University School of Medicine. He completed his Pediatric Residency at Phoenix Children’s Hospital / Maricopa Medical Center in Phoenix, AZ, and his Neonatal-Perinatal Medicine Fellowship at the University of Vermont, Burlington, VT. He also completed his MBA at the University of Phoenix in Phoenix, AZ.

Gregoire Ramade joined Vapotherm in May 2016 as Vice President, International. Before joining Vapotherm, Mr. Ramade worked at Becton Dickinson Medical-Pharmaceutical Systems as Vice President of Global Marketing and Business Development from January 2013 to May 2016. He also held the positions of Senior Marketing Director Home Healthcare Solution at Philips Healthcare from 2010 to 2012, Marketing Director EMEA at Philips Respironics from 2005 to 2009 and Product Manager of Consumable Masks and Accessories at Philips Respironics from 2004 to 2005. Mr. Ramade holds a bachelor’s degree in International Business with a minor in Economics from the American University of Paris and an MBA in International Business and Marketing from the Ecole Nationale des Ponts et Chausses School of International Management.

Non-Employee Directors

James Liken has served as a member of our board since May 2010 and as chairman since October 2012. From 2003 to 2008, Mr. Liken served as Vice Chairman of Philips Respironics. From 1999 through 2003, Mr. Liken served as President and Chief Executive Officer of Philips Respironics. Before joining Philips Respironics, he was owner of Liken Home Medical, Inc., a regional provider of home respiratory services. Mr. Liken has been active in the home medical business since 1976, serving in management and ownership capacities for several predecessor companies. He previously served on the board of the National Association of Medical Equipment Services from 1980 to 2003, serving as chairman of the organization on two separate occasions. We believe Mr. Liken’s experience leading and managing medical technology companies, as well as his board experience, qualified him to serve on our board of directors.

Neal Armstrong has served as a member of our board since October 2007. Mr. Armstrong joined Aspect Medical Systems Inc. in 1996 where he served as Vice President, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer until February 2005. From 2005 until his retirement in 2006, Mr. Armstrong was the Vice President of Investor Relations at Aspect Medical. Mr. Armstrong came out of retirement to re-join Aspect Medical as Vice President, Chief Financial Officer, Secretary and Treasurer from January 2009 to November 2009. Before joining Aspect Medical, Mr. Armstrong served as Vice President of Finance and Chief Financial Officer at Haemonetics, Inc. from 1990 to 1996. Mr. Armstrong holds a Bachelor’s degree in Business Administration and Accounting from the University of Texas and is a certified public accountant. We believe Mr. Armstrong’s financial knowledge and experience leading and managing medical technology companies, as well as his board experience, qualified him to serve on our board of directors.

Anthony Arnerich has served as a member of our board since March 2013. Mr. Arnerich has served as Chief Executive Officer and Chief Investment Officer of Arnerich Massena since 1991. His experience in the investment industry spans more than 25 years, during which he served as an investment executive and helped found the Investment Management Consulting Group of Dain Bosworth. Mr. Arnerich earned a BA degree from Santa Clara University. We believe Mr. Arnerich’s healthcare investment knowledge, as well as his board experience, qualified him to serve on our board of directors.

Marina Hahn has served as a member of our board since October 2017. She has served as Vice President, New Business since April 2018 and a member of the Management Committee for Anheuser-Busch Inc. Prior to joining Anheuser-Busch Inc., Ms. Hahn held leadership positions in various companies, including President of the Consumer Division of Flex Pharma from September 2014 to March 2016, Chief Strategy Officer and Chief Marketing Officer at Quirky Inc. from August 2012 to November 2014, Chief Marketing Officer of Spirits Marque One LLC and Senior Vice President of Constellation Brands from 2003 to 2012, Executive Vice President of J. Walter Thompson Company from 1999 to 2002, Vice President of Advertising at Sony Electronics Inc. from 1994 to 1997 and Director of Advertising at the Pepsi-Cola Company from 1989 to 1994. Ms. Hahn also has experience serving on corporate boards, serving as a director of Celestial Seasonings Inc. from 1996 to 2000 and Director of Hain Celestial Group, Inc. from 2000 to 2014. She is a member of the Business Leadership Council of Wellesley College. Ms. Hahn received a BA degree in French Literature and Political Science from Wellesley College. We believe Ms. Hahn’s marketing knowledge, start up venture experiences, and her experience serving on the board of directors of other companies qualified her to serve on our board of directors.

Jason Lettmann has served as a member of our board since April 2013. Mr. Lettmann is currently a Partner on the Life Science Team at Morgenthaler, which he joined in 2009, and a General Partner at Lightstone Ventures. He currently serves on the board of directors of Alexo Therapeutics, Carrick Therapeutics, FIRE1, Promedior, Relievant Medsystems, and Second Genome. Before joining Morgenthaler, Mr. Lettmann was a Vice President at Split Rock Partners from 2006 to 2009. Prior to Split Rock Partners, Mr. Lettmann worked at Guidant Corporation’s Compass Group in 2005 focusing on corporate venture and business development. He holds an MBA with distinction from the University of Michigan’s Ross School of Business and a BA with honors from the University of Iowa. We believe Mr. Lettmann’s healthcare industry knowledge, as well as his experience serving on the board of directors of other companies, qualified him to serve on our board of directors.

Geoff Pardo has served as a member of our board since February 2014. Mr. Pardo has served as a partner at Gilde Healthcare since 2011. Previously, he was a partner at Spray Venture Partners from 2004 to 2011. He also served as President and Chief Executive Officer of Facet Solutions, a spinal implant company focused on treating lumbar spinal stenosis, from 2007 until the company was sold to Globus Medical in 2011. He has also worked at Cardinal Partners as an Associate. He currently serves as a board member of Axonics Modulation Technologies, Inari Medical and CVRx, Inc. Mr. Pardo received a BA from Brown University and an MBA from The Wharton School of Business. We believe Mr. Pardo’s experience leading and managing a medical technology company, as well as his healthcare industry knowledge and his experience serving on the board of directors of other companies, qualified him to serve on our board of directors.

Craig Reynolds has served as a member of our board since August 2010. Mr. Reynolds served as the Chief Executive Officer and President of Ebb Therapeutics (formerly Cereve Inc.) from January 2011 to February 2017. Prior to joining Ebb Therapeutics, Mr. Reynolds served as Chief Operating Officer of Philips Respironics Home Health Solutions from 2008 to 2010. Prior to its acquisition by Philips Respironics, Mr. Reynolds was the Chief Operating Officer and a board member of Philips Respironics from 1998 to 2008. From 1993 to 1998, Mr. Reynolds was with Healthdyne Technologies, Inc., a medical device company, serving for five years as Chief Executive Officer and Director. He currently serves as a board member of Masimo Corporation, Ebb Therapeutics, Inc. and Zephyr, Inc. From January 2008 through July 2014, Mr. Reynolds served as a director of Symmetry Medical, Inc., and as Chairman of the Board from June 2009 to August 2014. He also served as Chairman of the Board of Symmetry Surgical, Inc. from August 2014 through July 2016. Mr. Reynolds earned his BS in Industrial Management from the Georgia Institute of Technology and an MBA in marketing from Georgia State University. We believe Mr. Reynolds’ experience leading and managing medical technology companies, as well as his experience serving on the board of directors of other companies, qualified him to serve on our board of directors.

Michael Ward has served as a member of our board since August 2006. Mr. Ward has served as a partner at QuestMark since 2007. Prior to joining QuestMark, Mr. Ward was a management consultant with the Boston Consulting Group. Mr. Ward is a graduate of Northwestern University and received his MBA from

Harvard Business School. We believe Mr. Ward’s healthcare industry knowledge, as well as his experience serving on the board of directors of other companies, qualified him to serve on our board of directors.

Elizabeth Weatherman has served as a member of our board since October 2017. Ms. Weatherman has served as a Special Limited Partner of Warburg Pincus since January 2016. She joined Warburg Pincus in 1988. She served as a member of the Executive Management Group from 2001 to 2016 and led the firm’s Healthcare Group from 2008 to January 2015. She is a member of the board of Wright Medical Group, N.V. and Silk Road Medical. She serves on the Advisory Council of the Stanford Graduate School of Business, as a trustee and member of the Investment Committee of Mount Holyoke College, and a trustee of Saint Ann’s School in Brooklyn, NY, and previously served as a Director of the National Venture Capital Association. Ms. Weatherman received a BA in English, summa cum laude, and Phi Beta Kappa from Mount Holyoke College and holds an MBA from the Stanford Graduate School of Business. We believe Ms. Weatherman’s healthcare investment knowledge, as well as her board experience, qualified her to serve on our board of directors.

Board Composition and Election of Directors

Our board of directors is currently composed of ten members. However, we expect that, effective immediately prior to the effectiveness of this offering, Messrs. Lettmann and Ward will resign from our board of directors and we will reduce the size of our board from 10 to eight. We are party to a twelfth amended and restated stockholders’ agreement, or the Stockholders’ Agreement, which provides for one director designated by Morgenthaler Venture Partners IX, L.P. which is currently held by Jason Lettmann, one director designated by 3x5 Special Opportunity Fund, L.P. which is currently held by Anthony Arnerich, one director designated by QuestMark Partners II, L.P. which is currently held by Michael Ward, one director designated by the Nominating Committee of the Board and approved by holders of at least 64% of the outstanding shares of Series A Preferred Stock, which is currently held by Elizabeth Weatherman and one director designated by Coöperatieve Gilde Healthcare III Sub-Holding U.A., which is currently held by Geoff Pardo. The Stockholders’ Agreement also provides for one director to be elected by the holders of our common stock, which is currently held by Craig Reynolds, one director to be our President and Chief Executive Officer, currently, Joseph Army, and three directors who are not affiliates of the Company or any stockholder of the Company which are currently held by J. Neal Armstrong, Marina Hahn and James Liken.

The provisions of the Stockholders’ Agreement will terminate in connection with the closing of this offering.

There are no family relationships among any of our directors and executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:

The Class I directors will be            ,            and            , and their terms will expire at our first annual meeting of stockholders following this offering.

The Class II directors will be            ,            and            , and their terms will expire at our second annual meeting of stockholders following this offering.

The Class III directors will be            ,            and            , and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-takeover Effects of Our Certificate of Incorporation and By-laws” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective immediately prior to the closing of this offering.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit and compensation, nominating and governance committee be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In connection with this offering, our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of James Liken, Neal Armstrong, Craig Reynolds, Marina Hahn, Elizabeth Weatherman, Anthony Arnerich and Geoff Pardo, representing seven of our eight directors that will be seated upon the completion of this offering, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our common stock and/or convertible preferred stock by each non-employee director and the relationship of certain non-employee directors with certain of our significant stockholders.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that has been approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters will be available on our corporate website at www.vapotherm.com upon the closing of this offering. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider such information to be part of this prospectus.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our risk management program, (iv) the performance of our independent auditor and (v) the design and implementation of our internal audit function and internal controls. Our audit committee will be responsible for, among other things:

•	approve the hiring, discharging and compensation of our independent auditors;

•	oversee the work of our independent auditors;

•	approve engagements of the independent auditors to render any audit or permissible non-audit services;

•	review the qualifications, independence and performance of the independent auditors;

•	review our financial statements and our critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls; and

•	review and discuss with management and the independent auditors the results of our annual audit, our annual and quarterly financial statements and our publicly filed reports.

The members of our audit committee upon the effectiveness of which this prospectus forms a part will be Neal Armstrong, Geoff Pardo and Elizabeth Weatherman, each of whom is a non-employee member of our board of directors. Neal Armstrong will serve as chair of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our board of directors has affirmatively determined that Neal Armstrong, Geoff Pardo and Elizabeth Weatherman meet the definition of “independent director” under Rule 10A-3 of the Exchange Act and the NYSE rules for purposes of serving on the audit committee. In addition, our board of directors has determined that Neal Armstrong will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K and have the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the NYSE.

Compensation Committee

The members of our compensation committee upon the effectiveness of which this prospectus forms a part will be Anthony Arnerich, Marina Hahn and Craig Reynolds. Craig Reynolds will serve as the chairman of our compensation committee. Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee will also:

•	review and approve policies relating to compensation and benefits of our officers and employees;

•	review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers;

•	evaluate the performance of our officers in light of established goals and objectives;

•	approve compensation of our officers based on its evaluations; and

•	administer our stock plans and grant equity-based awards thereunder.

Our board of directors has determined that Anthony Arnerich, Marina Hahn and Craig Reynolds meet the definition of “independent director” under the applicable NYSE rules for purposes of serving on the compensation committee, are “outside directors” as defined in Rule 162(m) of the Internal Revenue Code and “non-employee directors” as defined in Section 16b-3 of the Exchange Act.

Nominating and Governance Committee

The members of our nominating and governance committee upon the effectiveness of which this prospectus forms a part will be Joseph Army, James Liken and Craig Reynolds. James Liken will serve as chairman of our nominating and governance committee. Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and governance committee will also:

•	evaluate and make recommendations regarding the organization and governance of our board of directors and its committees;

•	assess the performance of members of our board of directors and make recommendations regarding committee and chair assignments;

•	recommend desired qualifications for board of directors membership and conduct searches for potential members of our board of directors; and

•	review and make recommendations with respect to our corporate governance guidelines.

Our board of directors has determined that Craig Reynolds and James Liken meet the definition of “independent director” under the applicable NYSE rules for purposes of serving on the nominating and governance committee.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Business Conduct and Ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, a current copy of the code will be posted on the investor section of our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or one of our employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Introduction

This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly compensated executive officers who were employed by us as of December 31, 2017. Under SEC rules, we are also required to include disclosure for one of our former executive officers who terminated employment in 2017. We refer to these individuals as our named executive officers. Our named executive officers are:

•	Joseph Army, our President and Chief Executive Officer;

•	John Coolidge, our Vice President, Operations;

•	John Landry, our Vice President and Chief Financial Officer, Secretary and Treasurer; and

•	Matthew Weller, our former Vice President, U.S. Sales.

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us for the fiscal year ended December 31, 2017:

Name and principal position	Year	Salary ($)	Stock awards ($)(2)	Option awards ($)(3)	Nonequity incentive plan compensation ($)		All other compensation ($)		Total ($)
Joseph Army	2017	275,000	102,506	—	167,035	(4)	—		544,541
President and Chief Executive Officer

John Coolidge	2017	214,808	6,305	9,469	51,020	(4)	1,680	(6)	283,282
Vice President, Operations

John Landry	2017	192,308	19,537	—	63,280	(4)	2,180	(7)	277,305
Vice President, Chief Financial Officer, Secretary and Treasurer

Matthew Weller(1)	2017	125,146	—	10,921	96,091	(5)	118,914	(8)	351,072
Former Vice President, U.S. Sales

(1)	Mr. Weller terminated employment with the Company on October 6, 2017. The amounts in this table reflect the compensation paid to Mr. Weller paid during the fiscal year ended December 31, 2017.
(2)

The amounts reported represent the aggregate grant date fair value of performance- and time-based restricted stock awards granted in 2017, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, disregarding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock reported in this column are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting costs for the restricted stock or, for performance awards, the estimated accounting cost determined as of the grant date, and do not reflect the actual economic value that may be received by the named executive officers upon the vesting of the restricted stock or any sale of the underlying shares of common stock.
(3)

The amount reported represents the aggregate grant date fair value of the performance- and time-based stock options granted in 2017, calculated in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting costs for the stock options or, for performance awards, the estimated accounting cost determined as of the grant date, and do not reflect the actual economic value that may be received by the named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock. Mr. Weller’s unvested stock options were forfeited in connection with his termination of employment.

(4)

The amount reported represents annual incentives earned for 2017 under our 2017 bonus program, as described in additional detail below under the heading “Narrative Disclosure to Summary Compensation Table—Annual Bonuses.” These amounts were earned in 2017 and paid in February 2018.

(5)	The amount reported represents sales commissions earned by Mr. Weller prior to his termination of employment on October 6, 2017.
(6)	The amount reported represents Mr. Coolidge’s mobile technology allowance of $1,680.
(7)	The amount reported includes an employer contribution to Mr. Landry’s 401(k) plan account of $500 and a mobile technology allowance of $1,680.
(8)

In connection with Mr. Weller’s termination of employment with the Company on October 6, 2017, the Company and Mr. Weller entered into a Confidential Separation Agreement and General Release, pursuant to which the Company paid Mr. Weller $112,266 in separation pay and repurchased Mr. Weller’s then-unvested restricted stock for a payment equal to $413. The amount reported is rounded to the nearest dollar and includes these payments as well as a car allowance of $4,615 and a mobile technology allowance of $1,620.

Narrative Disclosure to Summary Compensation Table

Base Salary

The initial annual base salary for Mr. Army was originally set forth in his employment agreement and, for 2017, remained at $275,000. The base salaries for Messrs. Landry and Coolidge for 2017 were $200,000 and $215,000, respectively. Prior to his termination of employment on October 6, 2017, Mr. Weller’s base salary for 2017 was $150,000.

Annual Bonuses

With respect to 2017, each of Messrs. Army, Coolidge, and Landry was eligible to receive an annual bonus, with the target amount of such bonus for Mr. Army set forth in Mr. Army’s employment agreement with us, described below, and for Messrs. Coolidge and Landry determined by the compensation committee. For 2017, the target bonus amounts, expressed as a percentage of base salary, for each of Messrs. Army, Coolidge, and Landry were as follows: Mr. Army, 77% of base salary, Mr. Coolidge, 30% of base salary, and Mr. Landry 40% of base salary. The amount of the bonus that was earned in 2017 by each of Messrs. Army, Coolidge, and Landry was based on the attainment of corporate performance goals as recommended by the compensation committee and determined by the board of directors. The corporate performance goals for 2017 related to our gross margin, worldwide revenue, and milestones related to research and development.

In January 2018, the compensation committee determined that 79.1% of the corporate goals under our 2017 bonus program had been met and, therefore, the bonus program would fund at 79.1% for all employees except Mr. Army. Mr. Army’s annual bonus was paid out based on the achievement of 71.1% of the corporate goals associated with the 2017 annual bonus program as described above, with the opportunity to earn an additional amount based on the attainment of certain milestones relating to research and development. These milestones were achieved in early 2018. The amounts in the Summary Compensation Table under the column “Nonequity Incentive Plan Compensation” reflect amounts earned by each of Messrs. Army, Coolidge, and Landry with respect to 2017 annual bonuses.

Mr. Weller was entitled to receive sales commissions prior to his termination of employment in 2017. The amount in the Summary Compensation Table under the column “Nonequity Incentive Plan Compensation” reflects the amount earned by Mr. Weller with respect to his 2017 commissions.

Agreements with our Named Executive Officers

We are party to an amended and restated employment agreement with Mr. Army, an employment letter agreement with Mr. Landry and a separation agreement with Mr. Weller. Mr. Coolidge does not have an employment agreement with us. As described below, each of Messrs. Army, Coolidge and Landry has entered into a restrictive covenant agreement with us.

In connection with this offering, we amended and restated Mr. Army’s employment agreement. Under the amended and restated employment agreement, Mr. Army is entitled to receive an annual base salary of $400,000 and he is eligible to receive an annual target bonus equal to 100% of his base salary, subject to and payable in accordance with the terms and conditions of the Company’s applicable bonus plan, as in effect from time to time.

In the event Mr. Army’s employment with us is terminated by us other than for cause or he resigns his employment for good reason (as such terms are defined in the amended and restated employment agreement), provided Mr. Army timely executes a release of claims in favor of us and continues to comply with the restrictive covenants contained in his employment agreement related to our proprietary information and non-competition, non-solicitation, and non-disparagement, Mr. Army would be entitled to receive (i) continuing payments of his then-current annual base salary payable over 12 months, (ii) a prorated target bonus for the year of termination, payable over 12 months, and (iii) company reimbursements for the difference between the monthly COBRA premium amount paid by Mr. Army for himself and his dependents and the monthly premium amount paid by similarly situated active executives for up to 12 months following termination. In addition to the above severance payments, in the event Mr. Army’s employment with us is terminated by us other than for cause or he resigns for good reason within the period beginning three months prior to and ending 12 months following a change in control (as defined in the amended and restated employment agreement), all of Mr. Army’s equity incentive awards that were outstanding immediately prior to the change in control will become vested and exercisable (with any outstanding performance-based awards vesting at target) and, if no such termination has occurred during that 12-month period, all of Mr. Army’s equity incentive awards that were outstanding immediately prior to the change in control will become vested and exercisable on the one-year anniversary of a change in control (with any outstanding performance-based awards vesting at target).

If any of the payments received or to be received by Mr. Army would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the related excise tax under Section 4999 of the Code, then Mr. Army would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him.

Mr. Army is also subject to restrictive covenants that include a prohibition on disclosing confidential information of ours during his employment with us and any time thereafter, a prohibition on soliciting our employees during his employment with us and for 12 months thereafter, and a non-competition provision during his employment with us and for 12 months thereafter.

In connection with this offering, we entered into an employment letter agreement with Mr. Landry. This employment letter agreement provides for “at will” employment and has no specific term. Under this agreement,

Mr. Landry is entitled to receive an annual base salary of $250,000 and he is eligible to receive an annual target bonus equal to 45% of his base salary, subject to and payable in accordance with the terms and conditions of the Company’s applicable bonus plan, as in effect from time to time.

In the event Mr. Landry’s employment with us is terminated by us other than for cause or he resigns his employment for good reason (as such terms are defined in the employment letter agreement) and such termination occurs other than during the 12-month period following a change in control (as such term is defined in the employment letter agreement), provided Mr. Landry timely executes a release of claims in favor of us and continues to comply with the restrictive covenant agreement he previously entered into with us, as described below, Mr. Landry would be entitled to receive (i) continuing payments of his then-current annual base salary payable over 12 months, (ii) a prorated bonus for the year of termination, based on actual performance for the calendar year in which the termination occurs, payable over 12 months, and (iii) company reimbursements for the difference between the monthly COBRA premium amount paid by Mr. Landry for himself and his dependents and the monthly premium amount paid by similarly situated active executives for up to 12 months following termination. In the event Mr. Landry’s employment with us is terminated by us other than for cause or he resigns his employment for good reason and such termination occurs within the 12-month period following a change in control, provided Mr. Landry timely executes a release of claims in favor of us and continues to comply with the restrictive covenant agreement he previously entered into with us, Mr. Landry would be entitled to receive (i) continuing payments of his then-current annual base salary payable over 12 months, (ii) a prorated target bonus for the year of termination, payable over 12 months, (iii) company reimbursements for the difference between the monthly COBRA premium amount paid by Mr. Landry for himself and his dependents and the monthly premium amount paid by similarly situated active executives for up to 12 months following termination, and (iv) all of Mr. Landry’s then-outstanding equity incentive awards would become vested and exercisable (with any outstanding performance-based awards vesting at target).

If any of the payments received by or to be received by Mr. Landry would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the related excise tax under Section 4999 of the Code, then Mr. Landry would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefit to him.

We entered into restrictive covenant agreements with Mr. Army, in addition to the covenants contained in his amended and restated employment agreement with us, and each of Messrs. Coolidge and Landry. Each such agreement includes an invention assignment provision and a prohibition on disclosing confidential information of ours during the named executive officer’s employment with us and any time thereafter. The restrictive covenant agreements with each of Messrs. Coolidge and Landry also include a prohibition on soliciting our employees during the named executive officer’s employment with us and for one year thereafter, and a non-competition provision during the named executive officer’s employment with us and for one year thereafter.

We entered into a separation agreement and general release with Mr. Weller in connection with his termination of employment on October 6, 2017. Pursuant to the agreement, in exchange for a release of claims, Mr. Weller received a separation payment of $112,266, which was payable in a lump sum following his termination, as well as an extended period of two years following employment termination to exercise any stock options that were vested as of the date his employment terminated. In addition, we repurchased Mr. Weller’s then-unvested restricted stock for a payment equal to $412.50.

Equity Compensation

We have granted our named executive officers equity awards under each of our 2005 Plan and 2015 Plan. In 2017, Messrs. Army, Coolidge, and Landry each received grants of restricted stock under our 2015 Plan. On January 18, 2017, Mr. Army was granted 780,521 shares of restricted stock, Mr. Coolidge was granted

109,273 shares of restricted stock, and Mr. Landry was granted 159,316 shares of restricted stock. On October 18, 2017, Mr. Army was granted 996,099 shares of restricted stock and Mr. Landry was granted 179,298 shares of restricted stock. The awards of restricted stock granted to Messrs. Army, Landry, and Coolidge vest as to between 0% and 100% of the shares subject to the award (determined using straight line interpolation) based on the achievement of worldwide revenue and gross margin goals for 2017, as measured on a weighted average basis, with 65% of the Company’s overall performance determined based on the achievement of the worldwide revenue goal and 35% based on the achievement of the worldwide gross margin goal. To the extent vested based on performance, the restricted stock is also subject to time-based vesting, with 25% of the shares of restricted stock eligible to vest on the first anniversary of the award grant date and the remainder eligible to vest monthly thereafter over the next three years. In order to be able to vest in the award, the named executive officer must remain continuously employed, except that if the named executive officer’s employment is terminated due to his death or disability or there occurs a change in control (as defined under our 2015 Plan), 50% of the then-unvested and earned shares of restricted stock will vest.

Messrs. Coolidge and Weller each received grants of stock options under our 2015 Stock Incentive Plan in 2017. On October 18. 2017, Mr. Coolidge was granted an option to purchase 139,454 shares of our common stock. On January 18, 2017, Mr. Weller was granted an option to purchase 160,844 shares of our common stock. The stock option awards granted to Messrs. Coolidge and Weller are subject to performance- and time-based vesting as described above for the restricted stock awards granted during 2017, including the accelerated vesting described above in connection with a termination of employment due to the named executive officer’s death or disability or in connection with a change in control.

Following 2017, the compensation committee determined that the restricted stock and stock options granted in 2017 were earned as to 80% of the shares subject to the award based on the attainment of the 2017 performance goals. Mr. Weller forfeited his unvested equity awards in connection with his termination of employment in October 2017, and the post-termination exercise period of his vested options was extended as described above under “Agreements with our Named Executive Officers.”

Severance and Change of Control Payments and Benefits

Each of our currently employed named executive officers is entitled to benefits under their restricted stock and/or stock option agreements upon a termination of employment in certain circumstances or upon the occurrence of a change of control. These benefits are described under “Equity Compensation” above and “Outstanding Equity Awards at Fiscal-Year End Table” below. Mr. Army is also entitled to severance benefits under his employment agreement, as described above under “Agreements with our Named Executive Officers.”

Employee and Retirement Benefits

We currently provide broad-based health and welfare benefits that are available to all of our employees, including our named executive officers, including health, life, disability, vision, and dental insurance. In addition, we maintain a 401(k) retirement plan for our full-time employees. The 401(k) plan also permits us to make discretionary employer contributions and in 2017 we made contributions in the amount of up to $500 per plan participant. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

Outstanding Awards at Fiscal Year-End Table

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2017:

	Option Awards							Stock Awards
Name	Date of Grant(1)	Number of securities underlying unexercised options exercisable (#)		Number of securities underlying unexercised options unexercisable (#)		Option exercise price ($)(2)	Option expiration date	Number of shares or units of stock that have not yet vested (#)		Market value of shares or units of stock that have not yet vested ($)(3)
Joseph Army	4/16/14	—		—		—	—	116,562	(7)	13,987
	4/16/15	—		—		—	—	379,320	(8)	45,518
	3/30/16	—		—		—	—	307,145	(9)	36,857
	1/18/17	—		—		—	—	663,237	(9)	79,588
	10/18/17	—		—		—	—	846,421	(9)	101,571

John Coolidge	4/16/14	—		—		—	—	41,154	(7)	4,938
	4/16/15	—		—		—	—	53,122	(8)	6,375
	3/31/16	—		—		—	—	43,007	(9)	5,161
	1/18/17	—		—		—	—	92,853	(9)	11,142
	10/18/17	—		139,454	(6)	0.12	10/18/27

John Landry	4/16/14	—		—		—	—	23,380	(7)	2,806
	4/16/15	—		—		—	—	64,485	(8)	7,738
	4/1/16	—		—		—	—	37,076	(9)	4,449
	5/9/16	—		—		—	—	35,051	(9)	4,206
	1/18/17	—		—		—	—	135,376	(9)	16,245
	10/18/17	—		—		—	—	152,356	(9)	18,283

Matthew Weller(4)	4/17/13	318,971	(5)	—		0.11	4/17/23	—		—
	4/16/14	157,290	(5)	—		0.11	4/16/24	—		—
	4/16/15	122,614	(6)	—		0.11	4/16/25	—		—
	1/20/16	103,077	(6)	—		0.12	1/20/26	—		—

(1)	All equity awards granted prior to July 2015 were granted under our 2005 Plan. All equity awards granted following July 2015 were granted under our 2015 Plan.
(2)	The exercise price of the stock options is the fair market value of our common stock on the date of grant, as determined by our board of directors.
(3)	Based on the fair market value of our common stock on December 31, 2017 ($0.12), as determined by our board of directors.
(4)

Mr. Weller’s employment with the Company terminated on October 6, 2017. As of this date, all of his then-unvested equity awards terminated. Prior to his termination of employment, our board of directors amended his stock option awards to provide that the vested portion of the awards remain exercisable through October 6, 2019.

(5)

25% of the shares subject to the stock option vested on the first anniversary of the grant date and the remainder is scheduled to vest monthly thereafter over the next three years, generally subject to the named executive officer’s continued employment through each such date.

(6)

The stock options were granted with performance- and time-based vesting conditions with respect to the year in which the stock options were granted, based on the achievement of worldwide revenue and gross margin goals for such year, as measured on a weighted average basis, with 65% of the Company’s overall performance determined based on the achievement of a worldwide revenue goal and 35% based on the achievement of a worldwide gross margin goal. To the extent vested based on performance, 25% of the shares subject to the stock options will be eligible to vest on the first anniversary of the award grant date and the remainder will be eligible to vest monthly thereafter over the next three years, with 50% of any then-unvested shares subject to the stock options vesting if the named executive officer’s employment terminates due to his death or disability or upon the occurrence of a change in control (as defined under our 2015 Plan).
(7)

25% of the restricted stock vested on the first anniversary of the grant date and the remainder is scheduled to vest monthly thereafter over the next three years, generally subject to the named executive officer’s continued employment through each such date. 50% of any then-unvested shares of restricted stock vest if the named executive officer’s employment terminates due to his death or disability or upon the occurrence of a change in control (as defined under our 2015 Plan).

(8)

The restricted stock was granted with performance- and time-based vesting conditions with respect to the year in which the restricted stock was granted, based on the achievement of a U.S. sales volume goal and worldwide gross margin goal for such year, as measured on a weighted average basis, with 65% of the Company’s overall performance determined based on the achievement of a U.S. sales volume goal and 35% based on the achievement of a worldwide gross margin goal. To the extent vested based on performance, 25% of the shares of restricted stock is eligible to vest on the first anniversary of the grant date and the remainder is eligible to vest monthly thereafter over the next three years, with 50% of any then-unvested shares of restricted stock vesting if the named executive officer’s employment terminates due to his death or disability or upon the occurrence of a change in control (as defined under our 2015 Plan).

(9)

The restricted stock was granted with performance- and time-based vesting conditions with respect to the year in which the restricted stock was granted, based on the achievement of worldwide revenue and gross margin goals for such year, as measured on a weighted average basis, with 65% of the Company’s overall performance determined based on the achievement of a worldwide revenue goal and 35% based on the achievement of a worldwide gross margin goal. To the extent vested based on performance, 25% of the shares of restricted stock is eligible to vest on the first anniversary of the grant date and the remainder is eligible to vest monthly thereafter over the next three years, with 50% of any then-unvested shares of restricted stock vesting if the named executive officer’s employment with the Company terminates due to his death or disability or upon the occurrence of a change in control (as defined under our 2015 Plan).

Equity and Cash Plans

2015 Stock Incentive Plan

In 2015, our board of directors adopted and our stockholders approved our 2015 Plan. Our 2015 Plan has been amended from time to time to increase the aggregate number of shares of our common stock reserved for issuance under our 2015 Plan, and was most recently amended on April 3, 2018. Our 2015 Plan permits the grant of incentive stock options to our employees and the grant of nonqualified stock options, share appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, deferred stock awards, and performance awards to our employees, consultants, and directors, including non-employees to whom an offer of employment has been extended. Subject to adjustment, the maximum number of shares that may be granted under our 2015 Plan is 18,538,661. As of September 30, 2018, options to purchase 8,241,366 shares of our common stock and 8,244,035 shares of restricted stock were outstanding under our 2015 Plan and 234,837 shares of our common stock remained available for future issuance. Shares that are subject to an award that for any reason expires, is forfeited, is cancelled, or becomes unexercisable, shares that for any other reason not paid or delivered under our 2015 Plan, except to the extent prohibited by applicable law, shares that the Company retains from otherwise delivering pursuant to an award either as payment of the exercise price of an award or in order to satisfy withholding or employment taxes due in connection with an award, become available for subsequent awards under our 2015 Plan. It is expected that our 2015 Plan will terminate immediately prior to the effective time of the registration statement of which this prospectus forms a part and we will not grant any additional awards under our 2015 Plan thereafter. However, our 2015 Plan will continue to govern the outstanding awards previously granted under our 2015 Plan.

Plan Administration

Our board of directors, or a committee or sub-committee appointed by our board of directors, administers our 2015 Plan. Subject to the provisions of our 2015 Plan, the administrator has the authority to determine eligible persons to whom awards are granted and the number of shares or units to be covered by each award, to determine the fair market value of shares, to determine the terms and conditions of awards granted under our 2015 Plan, to approve forms of award agreements and other documents under our 2015 Plan, to construe and interpret the terms of our 2015 Plan and award agreements thereunder, to prescribe, amend, and rescind rules and procedures relating to our 2015 Plan and its administration, to modify, cancel, or waive the Company’s rights with respect to any awards, to adjust or modify award agreements for changes in applicable law or compliance with or exemption from Section 409A of the Internal Revenue Code, to recognize differences in foreign law, tax policies or customs, and to make all other interpretations and take all other actions the administrator deems necessary or advisable to administer our 2015 Plan.

Non-Transferability of Awards

Our 2015 Plan generally does not allow for the transfer of awards and awards may generally be exercised only be the holder of an award, during his or her lifetime. However, the administrator may in its discretion provide in an award agreement that an award other than an incentive stock option may be transferred on such terms and conditions as the administrator deems appropriate either to the participant’s “immediate family” or to an inter vivos or testamentary trust.

Adjustments upon Changes in Capitalization, Merger, or Certain Other Transactions

Our 2015 Plan provides that in the event of a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our shares or other increase or decrease in the number of issued shares effected without receipt of consideration by the Company, the administrator will equitably adjust the number of shares covered by each outstanding award and the number of shares that have been authorized for issuance under our 2015 Plan, as well as the price per share covered by each outstanding award. In the event of the dissolution or liquidation of the Company (other than as part of a “change in control” (as defined in our 2015 Plan)), each award will terminate immediately prior to the consummation of such action, provided, however, that our board of directors has the ability to exercise any discretion authorized in the case of a change in control, as described below.

In the event of a change in control, the administrator may take any one or more of the following actions: provide that the award be assumed or substituted by a successor corporation (provided that a participant who is “involuntarily terminated” (as defined in our 2015 Plan) in connection with the change in control will become vested in his or her award) or accelerate the vesting of and terminate the award.

Amendment and Termination

Our board of directors may, from time to time, amend, alter, suspend, discontinue, or terminate our 2015 Plan, provided, however, that no amendment, suspension, or termination of our 2015 Plan may materially and adversely affect awards granted thereunder unless mutually agreed between the participant and the administrator, in writing.

2005 Stock Incentive Plan

In 2005, our board of directors adopted and our stockholders approved our 2005 Plan. Our 2005 Plan was amended from time to time and was most recently amended on March 13, 2015. Our 2005 Plan was terminated in connection with our adoption of our 2015 Plan and no awards under our 2005 Plan were granted after the termination of our 2005 Plan. However, our 2005 Plan continues to govern the outstanding awards previously granted under our 2005 Plan. Our 2005 Plan permitted the grant of incentive stock options to our employees and the grant of nonqualified stock options, share appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, deferred stock awards, and performance awards to our employees, consultants, and directors, including non-employees to whom an offer of employment has been extended. Subject to adjustment, the maximum number of shares that were permitted to be granted under our 2005 Plan is 16,816,803. As of September 30, 2018, options to purchase 2,301,671 shares of our common stock and 218,336 shares of restricted stock were outstanding under our 2005 Plan. Shares that are subject to an award that for any reason expires, is forfeited, is cancelled, or becomes unexercisable, shares that for any other reason not paid or delivered under our 2005 Plan, except to the extent prohibited by applicable law, shares that the Company retains from otherwise delivering pursuant to an award either as payment of the exercise price of an award or in order to satisfy withholding or employment taxes due in connection with an award, became available for subsequent awards under our 2005 Plan.

Plan Administration

Our board of directors, or a committee or sub-committee appointed by our board of directors, administered our 2005 Plan. Subject to the provisions of our 2005 Plan, the administrator had the authority to determine eligible persons to whom awards are granted and the number of shares or units to be covered by each award, to determine the fair market value of shares, to determine the terms and conditions of awards granted under our 2005 Plan, to approve forms of award agreements and other documents under our 2005 Plan, to construe and interpret the terms of our 2005 Plan and award agreements thereunder and to prescribe, amend, and rescind rules and procedures relating to our 2005 Plan and its administration, to modify, cancel, or waive the Company’s rights with respect to any awards, to adjust or modify award agreements for changes in applicable law, to recognize differences in foreign law, tax policies or customs, and to make all other interpretations and take all other actions the administrator deems necessary or advisable to administer our 2005 Plan.

Non-Transferability of Awards

Our 2005 Plan generally does not allow for the transfer of awards and awards may generally be exercised only be the holder of an award, during his or her lifetime. However, the administrator may in its discretion provide in an award agreement that an award other than an incentive stock option may be transferred on such terms and conditions as the administrator deems appropriate either to the participant’s “immediate family, to an inter vivos or testamentary trust, or by gift to charitable institutions.

Adjustments upon Changes in Capitalization, Merger, or Certain Other Transactions

Our 2005 Plan provides that in the event of a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our shares or other increase or decrease in the number of issued shares effected without receipt of consideration by the Company, the administrator will equitably adjust the number of shares covered by each outstanding award and the number of shares that have been authorized for issuance under our 2005 Plan, as well as the price per share covered by each outstanding award. In the event of the dissolution or liquidation of the Company (other than as part of a “change in control” (as defined in our 2005 Plan)), each award will terminate immediately prior to the consummation of such action, provided, however, that our board of directors has the ability to exercise any discretion authorized in the case of a change in control, as described below.

In the event of a change in control, the administrator may take any one or more of the following actions: provide that the award be assumed or substituted by a successor corporation (provided that a participant who is “involuntarily terminated” (as defined in our 2005 Plan) within 12 months following the change in control will become vested in his or her award) or accelerate the vesting of and terminate the award.

Amendment and Termination

As noted above, our 2005 Plan was terminated in connection with our adoption of our 2015 Plan. All outstanding awards that were granted under our 2005 Plan continue to be governed by their existing terms.

2018 Compensation Plans

Prior to the completion of this offering, our board of directors intends to adopt (i) the Vapotherm, Inc. 2018 Equity Incentive Plan, or our 2018 Plan; (ii) the Vapotherm, Inc. 2018 Employee Stock Purchase Plan, or our 2018 ESPP; and (iii) the Vapotherm, Inc. 2018 Cash Incentive Plan, or our 2018 Cash Plan. We refer to these plans collectively as our “2018 Plans.” The following summaries describe what we anticipate to be the material terms of our 2018 Plans. These summaries are not complete descriptions of all of the terms of our 2018 Plans and are qualified in their entirety by reference to our 2018 Plans, which will be filed as exhibits to the registration statement of which this prospectus is a part. Following its adoption by our board of directors, our 2018 Plan will be the only plan under which we may grant stock and stock-based awards. While we intend to adopt our 2018 ESPP prior to completion of this offering, we do not expect to implement an offering period at the time our 2018 ESPP is adopted.

2018 Plan

Administration

Our 2018 Plan will generally be administered by our compensation committee, which will have the discretionary authority to administer and interpret the plan and awards granted under it; determine eligibility for and grant awards; determine the exercise price, base value or purchase price applicable to any awards; determine, modify and waive the terms and conditions of any award; determine the form of settlement of awards; prescribe forms, rules and procedures relating to the 2018 Plan and awards; and otherwise do all things necessary or desirable to carry out the purposes of the 2018 Plan or any award. Our compensation committee may delegate to one or more of its members or members of our board of directors such of its duties, powers, and responsibilities as it may determine and, to the extent permitted by law, may delegate certain of its duties, powers, and responsibilities to officers, employees and other persons. As used in this summary of the 2018 Plan, the term “Administrator” refers to our compensation committee or its authorized delegates, as applicable.

Eligibility

Key employees, directors, consultants and advisors of the Company and its subsidiaries will be eligible to participate in our 2018 Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, will be limited to employees of the Company or certain affiliates. Eligibility for stock options that are not intended to be ISOs and stock appreciation rights, or SARs, will be limited to individuals who are providing direct services on the date of grant of the award to the Company or certain affiliates. As of                  , 2018, approximately                 employees,                  directors and                  consultants and advisors would be eligible to participate in our 2018 Plan, including all of our executive officers.

Authorized Shares

Subject to adjustment as described below, the number of shares of our common stock that may be issued in satisfaction of awards under our 2018 Plan will initially be                  shares, plus the number of shares underlying awards under our 2015 Plan (which will not exceed                  shares) that, on or after the effectiveness of our 2018 Plan, expire or are terminated, surrendered or cancelled without the delivery of shares, are forfeited to or repurchased by us, or otherwise become available again for grant under our 2015 Plan, which number will automatically increase, as of January 1st of each year from 2019 until 2028, by a number of shares equal to the least of (i) shares, (ii)                  percent of the number of outstanding shares of our common stock as of the close of business on the immediately preceding December 31st, and (iii) the number of shares determined by our board of directors on or prior to such date. The number of shares available for issuance under our 2018 Plan is referred to in this summary as the “Share Pool.” A maximum of                  shares from the Share Pool may be issued in satisfaction of ISOs. For purposes of the Share Pool, shares will not be treated as issued, and will not reduce the Share Pool, unless and until, and to the extent, they are actually issued to a participant. Shares of stock withheld by us in payment of the exercise or purchase price of an award or in satisfaction of tax withholding requirements and shares underlying any portion of an award that is settled or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by us without the issuance (or, in the case of restricted stock, retention) of stock will not reduce the Share Pool. Shares issued in substitution for equity awards of an acquired company that are converted, replaced, or adjusted in connection with the acquisition will not reduce the Share Pool.

Shares that may be issued under our 2018 Plan may be authorized but unissued shares, shares of treasury stock or shares acquired in an open-market transaction. No fractional shares may be issued under the 2018 Plan.

Director Limits

The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards under our 2018 Plan and cash fees paid outside of our 2018 Plan, for his or her services as a director during such calendar year may not exceed $500,000 in the aggregate, with the value of any awards under our 2018 Plan calculated based on the grant date fair value and assuming maximum payout.

Types of Awards

Our 2018 Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards, and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under our 2018 Plan.

•

Stock Options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The per share exercise price of each stock option, and the per share base value of each SAR, granted under our 2018 Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant (110% in the case of certain ISOs).

•

Restricted and Unrestricted Stock and Stock Units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock is stock subject to restrictions requiring that it be forfeited, redelivered or offered for sale to the Company if specified performance or other vesting conditions are not satisfied.

•	Performance Awards. The Administrator may grant performance awards, which are awards subject to performance vesting conditions, including the performance criteria described below.

•

Other Stock-Based Awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as are determined by the Administrator.

•	Substitute Awards. The Administrator may grant substitute awards, which may have terms and conditions that are inconsistent with the terms and conditions of our 2018 Plan.

Vesting; Terms and Conditions of Awards

The Administrator will determine the terms and conditions of all awards granted under our 2018 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an option or SAR remains exercisable, and the effect of termination of a participant’s employment or service on awards. The Administrator may at any time accelerate the vesting or exercisability of an award.

Transfer Restrictions

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Repricing

Except in connection with a corporate transaction involving us (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split up, spin-off, combination, or exchange of shares) the Administrator may not, without obtaining stockholder approval, (i) amend the terms of outstanding stock options or SARs to reduce their exercise price or base value, (ii) cancel outstanding stock options or SARs in exchange for stock options or SARs with an exercise price or base value that is less than the exercise price or base value of the original stock options or SARs, or (iii) cancel outstanding stock options or SARs that have an exercise price or base value greater than the fair market value of a share on the date of such cancellation in exchange for cash or other consideration.

Performance Criteria

Our 2018 Plan provides for grants of performance awards subject to “performance criteria.” Performance criteria may be applied to a participant individually, to a business unit or division or the Company as a whole and may relate to any or any combination of the following or any other criteria determined by the Administrator (measured either absolutely or comparatively (including, without limitation, by reference to an index or indices or the performance of one or more companies) and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof and subject to such adjustments, if any, as the Administrator specifies): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; or strategic business criteria, consisting of one or more objectives based on: meeting specified market penetration or value added, product development or introduction (including, without limitation, any clinical trial accomplishments, regulatory or other filings or approvals, or other product development milestones), geographic business expansion, cost targets, cost reductions or savings, customer satisfaction, operating efficiency, acquisition or retention, employee satisfaction, information technology, corporate development (including, without limitation, licenses, innovation, research or establishment of third-party collaborations), manufacturing or process development, legal compliance or risk reduction, or patent application or issuance goals. Performance criteria may also be based on individual performance and/or subjective performance criteria and may be adjusted by the Administrator during the performance period to reflect events that affect the performance criteria.

Effect of Certain Transactions

In the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of substantially all of our assets or common stock, a change in control, or a dissolution or liquidation of the Company), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and conditions as it determines):

•	The assumption, continuation or substitution for some or all awards (or any portion thereof) by the acquirer or surviving entity;

•	The acceleration of exercisability or issuance of shares in respect of any award (or any portion thereof), in full or in part; and/or

•

The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed or continued.

Adjustment Provisions

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be issued under our 2018 Plan, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of, outstanding awards, and any other provisions affected by such event. The Administrator may also make such adjustments to take into account other distributions to stockholders or any other event if it determines that adjustments are appropriate to avoid distortion in the operation of our 2018 Plan or any award.

Clawback

The Administrator may provide that any outstanding award or the proceeds from, or other amounts received in respect of, any award or stock acquired under any award will be subject to forfeiture and disgorgement to the Company if the participant to whom the award was granted is not in compliance with the plan or any applicable award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any applicable Company policy that provides for forfeiture or disgorgement, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination; Other

The Administrator may at any time amend our 2018 Plan or any outstanding award and may at any time terminate our 2018 Plan as to future grants. However, except as expressly provided in our 2018 Plan or the applicable award, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent, unless the Administrator expressly reserved the right to do so at the time the award was granted. Any amendments to our 2018 Plan will be conditioned on stockholder approval to the extent required by law or applicable stock exchange requirements. Awards granted under our 2018 Plan are intended to be eligible for the post-initial public offering transition relief under Section 162(m) of the Code, as set forth in Section 1.162-27(f) of the Treasury Regulations.

2018 ESPP

Administration

Our 2018 ESPP will be administered by our compensation committee, which will have the discretionary authority to interpret the plan; determine eligibility under the plan; prescribe forms, rules and procedures relating to the plan; and otherwise do all things necessary or appropriate to carry out the purposes of the plan. Our compensation committee may delegate to one or more of its members or members of our board of directors such of its duties, powers, and responsibilities as it may determine and may delegate such ministerial tasks as it deems appropriate to employees or other persons. As used in this summary of the 2018 ESPP, the term “Administrator” refers to our compensation committee or its authorized delegates, as applicable.

Eligibility

Participation in our 2018 ESPP will generally be limited to employees of the Company and its participating subsidiaries (i) who have been continuously employed by the Company or its subsidiary, as applicable, for a period of at least 30 business days as of the first day of an applicable option period; (ii) whose customary employment with the Company or its subsidiary, as applicable, is for more than five months per calendar year; (iii) who customarily work 20 hours or more per week; and (iv) who satisfy the requirements set forth in our 2018 ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. No employee may be granted an option under our 2018 ESPP if, immediately after the option is granted, the employee would own (or would be deemed to own) shares of our common stock possessing five percent or more of the total combined voting power or value of all classes of shares of the Company or of its parent or subsidiaries, if any. As of                     , 2018, approximately      employees would be eligible to participate in our 2018 ESPP, including all of our executive officers.

Authorized Shares

Subject to adjustment as described below, the number of shares of our common stock that are available for issuance under our 2018 ESPP will initially be                  shares, which number will automatically increase, as of January 1st of each year from 2019 until 2028, by a number of shares equal to the least of (i)                  shares, (ii)                  percent of the number of outstanding shares of our common stock as of the close of business on the immediately preceding December 31st, and (iii) the number of shares determined by our board of directors on or prior to such date, up to a maximum of                  shares in the aggregate. The number of shares available for issuance under our 2018 ESPP is referred to in this summary as the “ESPP Share Pool.” For purposes of the ESPP Share Pool, shares will not be treated as issued, and will not reduce the ESPP Share Pool, unless and until, and to the extent, they are actually issued to a participant. If any option expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will not reduce the ESPP Share Pool.

Shares that may be issued under our 2018 ESPP may be authorized but unissued shares, shares of treasury stock or shares acquired in an open-market transaction.

Participation

Eligible employees may participate in an option period under our 2018 ESPP by delivering a payroll deduction authorization to the Administrator authorizing a whole percentage of the employees’ eligible compensation, between one percent and ten percent of the employee’s eligible compensation, to be deducted from the employee’s pay during the option period. The payroll deduction authorization must be delivered no later than ten business days prior to the first day of the option period (or such other period specified by the Administrator). A payroll deduction authorization under our 2018 ESPP will remain in effect for subsequent option periods unless a participant files a new payroll deduction authorization or the participant’s participation in our 2018 ESPP is terminated.

Option Periods

Unless otherwise determined by the Administrator, option periods under our 2018 ESPP will be six months in duration and commence on the first business day of January and July of each year.

Options

Subject to the limitations in our 2018 ESPP, on the first day of each option period, participating employees will be granted an option to purchase shares of our common stock, except that no participant will be granted an option under our 2018 ESPP that permits the participant’s right to purchase shares of our common stock under our 2018 ESPP and under all other employee stock purchase plans of the Company or its parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

Each option granted under our 2018 ESPP for an option period, unless earlier cancelled, will be automatically exercised on the last business day of the option period. Upon exercise, shares will be purchased using the participant’s accumulated payroll deductions for the option period, which will be maintained on the books of the Company in a notional account. A participant may purchase a maximum of                  shares of our common stock with respect to any option period (or such lesser number of shares as the Administrator may prescribe).

Purchase Price

The purchase price of each share issued pursuant to the exercise of an option under our 2018 ESPP on an exercise date will be 85% (or such greater percentage as specified by the Administrator) of the lesser of (i) the fair market value of a share on date the option is granted and (ii) the fair market value of a share on the exercise date.

Termination

A participant may cancel his or her option and terminate his or her participation in our 2018 ESPP by timely delivering a notice to the Administrator. Upon termination of a participant’s employment prior to an exercise date for an option period, or if a participant ceases to be eligible to participate in the plan, the participant’s option will be cancelled automatically. Upon cancellation, the balance of the participant’s account will be returned to the participant, without interest, as soon as administratively practicable.

Transfer Restrictions

For participants who have purchased shares under our 2018 ESPP, the Administrator may impose restrictions prohibiting the transfer, sale, pledge or alienation of such shares, other than by will or by the laws of descent and distribution, for such period as may be determined by the Administrator.

Effect of Certain Transactions

In the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of substantially all of our assets or common stock, a change in control, or a dissolution or liquidation of the Company, or such other corporate transaction as is determined by the Administrator), the Administrator may (i) provide that each outstanding option will be assumed or exchanged for a substitute option; (ii) cancel each outstanding option and return the participants’ accounts; and/or (iii) terminate the option period on or before the date of the covered transaction.

Adjustment Provisions

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under our 2018 ESPP, the maximum number and type of shares purchasable under any outstanding option, and/or the purchase price under any outstanding option.

Amendment and Termination

The Administrator has the discretion to change the commencement and exercise dates of option periods, the purchase price, the maximum number of shares that may be purchased with respect to any option period, the duration of any option periods and other terms of our 2018 ESPP, in each case, without shareholder approval, except as required by law. The Administrator may at any time amend, suspend or terminate our 2018 ESPP, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require stockholder approval.

2018 Cash Plan

Administration

Our 2018 Cash Plan will generally be administered by our compensation committee, which will have the discretionary authority to administer and interpret the plan and any award granted under it; determine eligibility for and grant awards; adjust the performance criteria applicable to awards; determine, modify or waive the terms and conditions of any award; prescribe forms, rules and procedures relating to the plan and awards; and otherwise do all things necessary or desirable to carry out the purposes of the plan or any award. Our compensation committee may delegate to one or more of its members or members of our board of directors such of its duties, powers, and responsibilities as it may determine and, to the extent permitted by law, may delegate certain of its duties, powers, and responsibilities to officers, employees and other persons. As used in this summary of the 2018 Cash Plan, the term “Administrator” refers to our compensation committee or its authorized delegates, as applicable.

Eligibility and Participation

Executive officers and key employees of the Company and its subsidiaries will be eligible to participate in our 2018 Cash Plan. As of                     , 2018, approximately      employees would be eligible to participate in our 2018 Cash Plan, including all of our executive officers.

Individual Limits

The maximum amount paid to any participant in any calendar year pursuant to awards granted under our 2018 Cash Plan will be $2,500,000, determined without regard to any elective deferrals of any award payments.

Awards

The Administrator will select the participants who receive awards for each performance period under the 2018 Cash Plan and, for each award, will establish (i) the performance criteria applicable to the award; (ii) the amount payable if the performance criteria are achieved in whole or in part; and (iii) such other terms and conditions as it determines.

Performance Criteria

Awards under our 2018 Cash Plan will be made based on, and subject to achieving, specified criteria established by the Administrator. Performance criteria may be applied to a participant individually, to a business unit or division or the Company as a whole, and may relate to any or any combination of the performance criteria described above in the description of the 2018 Plan under “Performance Criteria.”

Determination of Performance; Amounts Payable under Awards

As soon as practicable following the end of a performance period, the Administrator will determine whether and to what extent the performance criteria applicable to each award have been satisfied and the amount payable under each award. The Administrator may adjust the actual payment to be made with respect to any award in its discretion.

Clawback

The Administrator may provide that any outstanding award or any amounts received in respect of any award will be subject to forfeiture and disgorgement to the Company if the participant to whom the award was granted is not in compliance with the plan or any applicable award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any applicable Company policy that provides for forfeiture or disgorgement, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination; Other

The Administrator may amend our 2018 Cash Plan or any outstanding award at any time, and may terminate our 2018 Cash Plan as to future grants of awards at any time. Awards granted under our 2018 Cash Plan are intended to be eligible for the post-initial public offering transition relief under Section 162(m) of the Code, as set forth in Section 1.162-27(f) of the Treasury Regulations.

Director Compensation

We did not pay cash or any other compensation to any of our non-employee directors during the year ended December 31, 2017, other than as described below. We do reimburse our directors for reasonable travel expenses incurred in connection with service on our board of directors. Compensation paid or accrued for services rendered to us by Mr. Army in his role as President and Chief Executive Officer is included in our disclosure related to executive compensation in this section of this prospectus. Mr. Army does not receive additional compensation for his service on our board of directors. Mss. Hahn and Weatherman joined the board in October 2017. The compensation that Messrs. Armstrong, Liken, Reynolds and Mss. Hahn and Weatherman received for the year ended December 31, 2017 is reported in the table below.

Name	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Neal Armstrong	5,733	3,451	—	9,184
Anthony Arnerich	—	—	—	—
Marina Hahn	16,006	—	12,000	28,006
Jason Lettmann	—	—	—	—
James Liken	9,705	—	—	9,705
Geoff Pardo	—	—	—	—
Craig Reynolds	—	9,184	—	9,184
Michael Ward	—	—	—	—
Bess Weatherman	16,006	—	—	16,006

(1)

The amounts reported represent the aggregate grant date fair value of restricted stock awards awarded to the directors in 2017, calculated in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock reported in this column are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting costs for the restricted stock and do not reflect the actual economic value that may be received by the director upon the vesting of the restricted stock or any sale of the underlying shares of common stock.

(2)

The amounts reported represent the aggregate grant date fair value of stock options awarded to the directors in 2017, calculated in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting costs for the stock options and do not reflect the actual economic value that may be received by the directors upon the exercise of the stock options or any sale of the underlying shares of common stock.

(3)	The amount reported represents a fee paid to Ms. Hahn in connection with consulting services she performed for us prior to becoming a director in October 2017.

(4)

The table below shows the aggregate number of stock option awards (exercisable and unexercisable) and restricted stock awards held as of December 31, 2017 by each director who was serving as of December 31, 2017. No non-employee directors other than Messrs. Armstrong and Reynolds held outstanding stock option awards as of December 31, 2017 and no non-employee directors other than Messrs. Armstrong and Liken and Mss. Hahn and Weatherman held restricted stock.

Name	Number of Shares of Common Stock Underlying Options	Number of Shares of Common Stock that Have Not Yet Vested
Neal Armstrong	52,771	87,657
Marina Hahn	—	244,739
James Liken	—	148,396
Craig Reynolds	668,143	—
Bess Weatherman	—	244,739

Terms of Director Equity Awards

Each of Messrs. Armstrong, Liken and Reynolds received two grants of equity awards during 2017. Mr. Armstrong received a grant of options to purchase 52,771 shares of our common stock on January 18, 2017 and a grant of 87,657 shares of restricted stock on October 18, 2017. Mr. Liken received a grant of 52,771 shares of restricted stock on January 18, 2017 and 95,625 shares of restricted stock on October 18, 2017. Mr. Reynolds received a grant of options to purchase 52,771 shares of common stock on January 18, 2017 and options to purchase 87,657 shares of common stock on October 18, 2017. Mss. Hahn and Weatherman each received a grant of 244,739 shares of restricted stock on October 18, 2017. All awards vest as to 100% of the shares underlying the awards on the first anniversary of the date of grant, subject to continued service.

Non-Employee Director Compensation Policy

Prior to the completion of this offering, our board of directors intends to adopt a non-employee director compensation policy, which will become effective upon the completion of this offering. The following summary describes that we anticipate to be the material terms of our non-employee director compensation policy.

Each non-employee director will receive an annual cash retainer for service to our board of directors and an additional annual cash retainer for service on any committee of our board of directors or for serving as the chair of our board of directors or any of its committees, in each case, prorated for partial years of service, as follows:

	Board or Committee Member	Board or Committee Chair
Annual cash retainer	$40,000	$80,000
Additional annual cash retainer for compensation committee	$7,500	$15,000
Additional annual cash retainer for nominating and corporate governance committee	$5,000	$10,500
Additional annual cash retainer for audit committee	$10,000	$20,000

In connection with this offering,                  and                  will be granted an option to purchase shares of our common stock for an exercise price equal to                 , such option to vest in equal installments on each of the first three anniversaries of the grant date, subject to the non-employee director’s continued service through the applicable vesting date.

Each non-employee director who is first elected to our board of directors following the completion of this offering will be granted an option to purchase                  shares of our common stock, such option to vest in equal installments on each of the first three anniversaries of the grant date, subject to the non-employee director’s continued service through the applicable vesting date.

Commencing in 2019, on the date of the first meeting of our board of directors following each annual meeting of our stockholders, each non-employee director will be granted an option to purchase                  shares of our common stock, such option to vest in full on the earlier of the first anniversary of the date of grant or the date of the following annual meeting of our stockholders, in each case, subject to the non-employee director’s continued service through the applicable vesting date. Notwithstanding the foregoing, any non-employee director who was first elected to our board of directors during the calendar year of such annual meeting will instead be granted a prorated option that will be calculated by multiplying                  by a fraction, the numerator of which is the number of full months the non-employee director served on our board of directors during the calendar year prior to the annual meeting and the denominator of which is 12.

All options granted to our non-employee directors that are then-outstanding will vest in full upon the non-employee director’s death or a change in control.

All options granted to our non-employee directors will have a per share exercise price equal to the fair market value of a share of our common stock on the date of grant and will expire not later than ten years after the date of grant. All cash retainers will be paid quarterly, in arrears, or upon the earlier resignation or removal of the non-employee director. For the calendar quarter during which this offering is completed, all cash retainers will be prorated based on the number of calendar days served by such non-employee director following the completion of this offering.

Each non-employee director is also entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee on which he or she serves.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2015 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive and Director Compensation.”

Private Placements

Series C Convertible Preferred Stock

In March 2015, October 2015 and August 2016, we completed the sale of an aggregate of 50,000,000 shares of our Series C convertible preferred stock at a purchase price of $1.00 per share for an aggregate purchase price of $50.0 million. The shares were issued in three tranches, with the first tranche of 20,000,000 shares closing in March 2015, the second tranche of 15,000,000 shares closing in October 2015, and the third tranche of 15,000,000 shares closing in August 2016. Each share of our Series C convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering, including adjustments in connection with the 1-for-    reverse stock split of our common stock effected on                    , 2018. The following table summarizes purchases of shares of our Series C convertible preferred stock by holders of more than 5% of our capital stock and entities affiliated with a member of our board of directors.

Name of Stockholder(1)	Director	Number of Series C Convertible Preferred Stock	Approximate Purchase Price
Vapotherm Investors, LLC(2)	Anthony Arnerich	11,889,358	$11,889,358
SightLine Partners	n/a	6,033,155	$6,033,155
Gilde Healthcare Partners(3)	Geoff Pardo	5,621,379	$5,621,379
Morgenthaler Ventures(4)	Jason Lettmann	5,037,792	$5,037,792
Questmark Partners(5)	Michael Ward	4,995,545	$4,995,545
3x5 Special Opportunity Fund(6)	Anthony Arnerich	3,699,422	$3,699,422
Perceptive	n/a	2,000,000	$2,000,000

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”
(2)	Mr. Anthony Arnerich, a member of our Board of Directors, is affiliated with Vapotherm Investors, LLC.
(3)	Mr. Geoff Pardo, a member of our Board of Directors, is affiliated with Gilde Healthcare Partners.
(4)	Mr. Jason Lettmann, a member of our Board of Directors, is affiliated with Morgenthaler Ventures.
(5)	Mr. Michael Ward, a member of our Board of Directors, is affiliated with Questmark Partners.
(6)	Mr. Anthony Arnerich, a member of our Board of Directors, is affiliated with 3x5 Special Opportunity Fund, L.P.

Series D Convertible Preferred Stock

In May 2017 and December 2017, we completed the sale of an aggregate of 39,577,835 shares of our Series D convertible preferred stock at a purchase price of $1.137 per share for an aggregate purchase price of $45.0 million. The shares were issued in two tranches, with the first tranche of 17,590,149 shares closing in May 2017, and the second tranche of 21,987,686 shares closing in December 2017. Each share of our Series D convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering in accordance with our certificate of incorporation, including adjustments in connection with the 1-for-    reverse stock split of our common stock effected on                 , 2018. The following table summarizes purchases of shares of our Series D convertible preferred stock by holders of more than 5% of our capital stock and entities affiliated with a member of our board of directors.

Name of Stockholder(1)	Director	Number of Series D Convertible Preferred Stock	Approximate Purchase Price
Vapotherm Investors, LLC(2)	Anthony Arnerich	12,460,787	$14,167,915
Redmile Group, LLC	n/a	11,433,597	$13,000,000
SightLine Partners	n/a	4,397,538	$5,000,000
Gilde Healthcare Partners(3)	Geoff Pardo	2,021,742	$2,298,721
Morgenthaler Ventures(4)	Jason Lettmann	1,811,853	$2,060,077
Perceptive	n/a	7,036,059	$7,999,999

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”
(2)	Mr. Anthony Arnerich, a member of our Board of Directors, is affiliated with Vapotherm Investors, LLC.
(3)	Mr. Geoff Pardo, a member of our Board of Directors, is affiliated with Gilde Healthcare Partners.
(4)	Mr. Jason Lettmann, a member of our Board of Directors, is affiliated with Morgenthaler Ventures.

Series D-1 Convertible Preferred Stock

In September 2018, we completed the sale of an aggregate of 8,795,074 shares of our Series D-1 convertible preferred stock at a purchase price of $1.137 per share for an aggregate purchase price of $10.0 million. Each share of our Series D-1 convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering, including adjustments in connection with the 1-for-         reverse stock split of our common stock effected on                     , 2018. The following table summarizes purchases of shares of our Series D-1 convertible preferred stock by holders of more than 5% of our capital stock and entities affiliated with a member of our board of directors.

Name of Stockholder(1)	Director	Number of Series D-1 Convertible Preferred Stock	Approximate Purchase Price
Vapotherm Investors, LLC(2)	Anthony Arnerich	2,570,391	$2,922,535
Perceptive	n/a	1,998,496	$2,272,290
Redmile Group, LLC	n/a	1,759,015	$2,000,000
Gilde Healthcare Partners(3)	Geoff Pardo	842,813	$958,278
Morgenthaler Ventures(4)	Jason Lettmann	755,316	$858,794
SightLine Partners	n/a	439,753	$499,999

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal Stockholders.”
(2)	Mr. Anthony Arnerich, a member of our Board of Directors, is affiliated with Vapotherm Investors, LLC.
(3)	Mr. Geoff Pardo, a member of our Board of Directors, is affiliated with Gilde Healthcare Partners.
(4)	Mr. Jason Lettmann, a member of our Board of Directors, is affiliated with Morgenthaler Ventures.

Immediately prior to the completion of this offering, each outstanding share of Series D-1 preferred stock will be converted into a number of shares of common stock determined by dividing the Series D-1 Original Issue Price, which is equal to $1.137 per share, by the lower of (a) the Series D-1 Original Issue Price and (b) the public offering price set forth on the cover page of this prospectus.

If the initial public offering price per share of common stock is greater than $        , then the 8,795,074 outstanding shares of Series D-1 preferred stock will convert into 8,795,074 shares of common stock, and                  shares of common stock will be outstanding immediately after the conversion of the Series D-1 preferred stock and our other series of preferred stock, but before this offering. If the initial public offering price per share is equal to or less than $        , then the Series D-1 preferred stock will convert into an amount greater than 8,795,074 shares of common stock. The following number of shares of common stock would be outstanding immediately after the conversion of the Series D-1 preferred stock and our other series of preferred stock, but before this offering, assuming the initial public offering prices as set forth below:

	$	$	$	$	$
Shares Outstanding

Registration Rights Agreement

We are party to a tenth amended and restated registration rights agreement, or the Registration Rights Agreement, with each holder of our convertible preferred stock, which includes each holder of more than 5% of our capital stock and certain of our directors (or, in some cases, entities affiliated therewith). The Registration Rights Agreement imposes certain affirmative obligations on us, and also grants certain rights to the holders, including certain registration rights with respect to the registrable securities held by them. See “Description of Capital Stock—Registration Rights” for additional information.

Stockholders’ Agreement

We are party to an twelfth amended and restated stockholders’ agreement, or the Stockholders’ Agreement, pursuant to which each of 3x5 Special Opportunity Fund, L.P., Morgenthaler Ventures, Questmark Partners, and Gilde Healthcare Partners has the right to designate one member to be elected to our board of directors. See “Management—Board Composition and Election of Directors.” The Stockholders’ Agreement will terminate by its terms in connection with the closing of this offering and none of our stockholders will have any continuing rights regarding the election or designation of members of our board of directors following this offering.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. See “Executive and Director Compensation—Narrative Disclosure to Summary Compensation Table” for a further discussion of these arrangements.

We have granted stock options and/or restricted stock to our named executive officers, other executive officers and certain of our directors. See the section of this prospectus captioned “Executive and Director Compensation.”

Director and Officer Indemnification and Insurance

We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors’ and officers’ liability insurance. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Related Person Transaction Policy

Our board of directors has adopted a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2018, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

Percentage ownership of our common stock before this offering is based on 177,058,093 shares of our common stock outstanding as of September 30, 2018, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering, assuming 8,795,074 shares of Series D-1 preferred stock converts into 8,795,074 shares of common stock. Percentage ownership of our common stock after this offering is based on            shares of our common stock outstanding as of September 30, 2018, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as described above and our issuance of             shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of September 30, 2018 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 100 Domain Drive, Exeter, NH 03833.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% or greater stockholders:
Vapotherm Investors, LLC(1)	31,766,749	17.9%		%
Entities affiliated with SightLine Partners(2)	18,407,366	10.4%
Gilde Healthcare Partners(3)	15,235,934	8.6%
3x5 Special Opportunity Fund, L.P.(4)	14,699,422	8.3%
Entities affiliated with Questmark Partners(5)	14,024,430	7.9%
Morgenthaler Ventures(6)	13,654,204	7.7%
Entities affiliated with Redmile Group, LLC(7)	13,192,612	7.5%
Entities affiliated with Perceptive(8)	11,878,884	6.7%

Directors and Named Executive Officers:
Joseph Army(9)	8,879,815	5.0%
John Landry(10)	1,606,829	*
John Coolidge(11)	954,037	*
J. Neal Armstrong(12)	780,615	*
Anthony Arnerich(13)	46,466,171	26.2%
Marina Hahn(14)	244,739	*
Jason Lettmann(15)	13,654,204	7.7%
James Liken(16)	851,579	*
Geoff Pardo(17)	15,235,934	8.6%
Craig Reynolds(18)	668,143	*
Michael Ward(19)	14,024,430	7.9%
Elizabeth Weatherman(20)	450,240	*
All executive officers and directors as a group (21 persons)	109,585,706	60.5%		%

*	Less than one percent.
(1)

Vapotherm Investors, LLC, is the general partner of Vapotherm Investors, LLP, and has voting and dispositive power over the shares held by Vapotherm Investors, LLP. Anthony Arnerich, a member of our board of directors, Jay Schmelter and Nicholas Walrod are the managing members of Vapotherm Investors, LLC and, as a result, may be deemed to share voting and dispositive power over the shares held by Vapotherm Investors, LLP. Each of the managing members of Vapotherm Investors, LLC disclaims beneficial ownership of such holdings except to the extent of their pecuniary interests therein. The mailing address of Vapotherm Investors, LLC is 2045 NE Martin Luther King Jr. Blvd., Portland OR, 97212.

(2)

Consists of (i) 7,757,808 shares held and 128,369 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II, L.P., or SL II, (ii) 2,706,503 shares held and 44,785 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II-A, L.P., or SL II-A, (iii) 7,210,829 shares held and 119,319 shares that may be acquired pursuant to the exercise of warrants held of record by SightLine Healthcare Opportunity Fund II-B, L.P., or SL II-B and (iv) 439,735 shares held of record by SightLine Investors, or SLI. SightLine Partners, a Delaware limited liability company, or SLP, serves as the sole general partner of SL II, SL II-A and SL II-B and SLI. Buzz Benson, Joseph Biller and Scott Ward are directors and/or members of SLP and share voting and dispositive power over the shares held by SL II, SL II-A, SL II-B, and SLI;

however, they disclaim beneficial ownership of the shares held by SL II, SL II-A, SL II-B and SLI except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o SightLine Partners, 8500 Normandale Lake Blvd., Suite 1070, Bloomington, MN 55437. Joseph Biller, is a board observer.
(3)

Represents 15,235,934 shares held of record by Cooperatieve Gilde Healthcare III Sub-Holding U.A., whose manager is Gilde Healthcare III Management B.V., or Gilde Management. Gilde Management is owned by Gilde Healthcare Holding B.V., or Gilde Holding. Three managing partners, via their personal holding companies Charlofix B.V. (of which Marc Olivier Perret is the owner and manager), Manapouri B.V. (of which Edwin de Graaf is the owner and manager) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and manager) each own a significant interest in Gilde Holding. Each of Mr. de Graaf, Mr. van der Meer and Mr. Perret share voting and dispositive power of the shares, and disclaim beneficial ownership of the shares except to the extent of their pecuniary interests therein. The mailing address of Cooperatieve Gilde Healthcare III Sub-Holding U.A. is Newtonlaan 91, 3584 BP Utrecht, The Netherlands.

(4)

Represents 14,699,422 shares held of record by 3x5 Special Opportunity Fund, L.P. Anthony Arnerich, a member of our board of directors, Jay Schmelter and Nicholas Walrod are the managing members of 3x5 Special Opportunity Fund, L.P. and, as a result, may be deemed to share voting and dispositive power over the shares held by 3x5 Special Opportunity Fund L.P. Each of the managing members of 3x5 Special Opportunity Fund L.P. disclaims beneficial ownership of such holdings except to the extent of their pecuniary interests therein. The mailing address of 3x5 Special Opportunity Fund, L.P. is 2045 NE Martin Luther King Jr. Blvd., Portland, OR 97212.

(5)

Consists of (i) 10,289,233 shares held and 667,742 shares that may be acquired pursuant to the exercise of warrants held of record by QuestMark Partners II, L.P., or QM II, and (ii) 2,880,504 shares held and 186,951 shares that may be acquired pursuant to the exercise of warrants held of record by QuestMark Partners Side Fund II, L.P., or QM SF. Questmark Partners, a Delaware limited liability company, or QMP, serves as the sole general partner of QM II and QM SF. Benjamin Schapiro and Michael Ward, a member of our board of directors, are directors and/or members of QMP and share voting and dispositive power over the shares held by QM II and QM SF; however, they disclaim beneficial ownership of the shares held by QM II and QM SF except to the extent of their pecuniary interests therein. The address for such entities and persons is c/o Questmark Partners, 2850 Quarry Lake Drive, Suite 301, Baltimore, MD 21209.

(6)

Represents 13,654,204 shares held of record by Morgenthaler Venture Partners IX, L.P. Jason Lettmann, a member of our board of directors and Hank Plain are the managing members of Morgenthaler Venture Partners IX, L.P. and, as a result, may be deemed to share voting and dispositive power over the shares held by Morgenthaler Venture Partners IX, L.P. Each of the managing members of Morgenthaler Venture Partners IX, L.P. disclaims beneficial ownership of such holdings except to the extent of their pecuniary interests therein. The mailing address of Morgenthaler Venture Partners IX, LP is 600 Superior Avenue East, Suite 100, Cleveland, OH 44114.

(7)

Consists of (i) 1,236,907 shares held of record by Redmile Capital Fund, LP, (ii) 149,409 shares held of record by Redmile Capital Offshore Fund, Ltd., (iii) 174,655 shares held of record by Redmile Strategic Master Fund, LP, (iv) 1,623,297 shares held of record by Redmile Capital Offshore Fund II, Ltd., and (v) 10,008,344 shares held of record by Redmile Private Investments II, L.P. Redmile Group, LLC, a Delaware limited liability company, is the investment manager to each of Redmile Capital Fund, LP, Redmile Capital Offshore Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Capital Offshore Fund II, Ltd. and Redmile Private Investments II, L.P (collectively, the “Redmile Funds”) and, in such capacity, exercises shared voting and dispositive power over the securities held by the Redmile Funds and may be deemed to beneficially own such securities. Jeremy Green serves as the managing member of Redmile Group, LLC and, as such, shares voting and dispositive power over the securities held by the Redmile Funds. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such securities, if any. The address of the above person and entities is One Letterman Drive, Building D, Suite D3-300, San Francisco, California 94129.

(8)

Consists of (i) 11,034,555 shares held of record by Perceptive Life Sciences Master Fund, L.P. and (ii) 844,329 shares that may be acquired pursuant to the exercise of warrants held of record by Perceptive Credit Holdings, L.P. The address for such entities is 51 Astor Place, Floor 10, New York, NY 10003.

(9)	Includes 2,935,433 shares of unvested restricted stock as of September 30, 2018 that Mr. Army has the ability to vote.
(10)	Includes 563,240 shares of unvested restricted stock as of September 30, 2018 that Mr. Landry has the ability to vote.
(11)	Includes 76,181 shares of unvested restricted stock as of September 30, 2018 that Mr. Coolidge has the ability to vote.
(12)

Includes options to purchase 52,771 shares of common stock that are exercisable within 60 days of September 30, 2018 and 200,129 shares of unvested restricted stock as of September 30, 2018 that Mr. Armstrong has the ability to vote.

(13)

Consists of the shares held by Vapotherm Investors, LLC and 3x5 Special Opportunity Fund, L.P. By virtue of the relationship described in footnotes (1) and (3) above, Mr. Arnerich my be deemed to share beneficial ownership in the shares held by Vapotherm Investors, LLC and 3x5 Special Opportunity Fund, L.P. Mr. Arnerich disclaims beneficial ownership of shares referred to in footnotes (1) and (3).

(14)	Includes 244,739 shares of unvested restricted stock as of September 30, 2018 that Ms. Hahn has the ability to vote.
(15)

Consists of the shares described in Note (6) above. Mr. Lettmann may be deemed to share beneficial ownership in the shares held by Morgenthaler Ventures. Mr. Lettmann disclaims beneficial ownership of shares referred to in footnote (6).

(16)	Includes 218,322 shares of unvested restricted stock as of September 30, 2018 that Mr. Liken has the ability to vote.
(17)

Consists of the shares described in Note (4) above. Mr. Pardo may be deemed to share beneficial ownership in the shares held by Gilde Healthcare Partners. Mr. Pardo disclaims beneficial ownership of shares referred to in footnote (4).

(18)	Includes options to purchase 668,143 shares of common stock that are exercisable or vest within 60 days of September 30, 2018.
(19)

Consists of the shares described in Note (5) above. Mr. Ward may be deemed to share beneficial ownership in the shares held by Questmark Partners. Mr. Ward disclaims beneficial ownership of shares referred to in footnote (5).

(20)	Includes 450,420 shares of restricted stock as of September 30, 2018 that Ms. Weatherman has the ability to vote.

DESCRIPTION OF CAPITAL STOCK

Capital Structure

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated by-laws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon completion of this offering, our authorized capital stock will consist of            shares, all with a par value of $0.001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Common Stock

As of September 30, 2018, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 156,009,993 shares of our common stock immediately prior to the closing of this offering (assuming 8,795,074 shares of Series D-1 preferred stock converts into 8,795,074 shares of common stock), we had outstanding 177,058,093 shares of common stock held of record by 211 stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of September 30, 2018, there were 156,009,993 shares of our convertible preferred stock outstanding. Immediately prior to the closing of this offering, all outstanding shares of our convertible preferred stock will convert into 156,009,993 shares of our common stock, assuming 8,795,074 shares of Series D-1 preferred stock converts into 8,795,074 shares of common stock.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of September 30, 2018, we had the following warrants outstanding:

•

warrants exercisable for an aggregate of 2,140,003 shares of our series A convertible preferred stock at an exercise price of $1.00 per share. These warrants expire at various dates through August 2022. These warrants may be exercised at any time and from time to time, in whole or in part.

•

warrants exercisable for an aggregate of 180,000 shares of our series B convertible preferred stock at an exercise price of $1.00 per share issued to Comerica Bank. These warrants expire at various dates through June 2024. These warrants may be exercised at any time and from time to time, in whole or in part.

•

warrants exercisable for an aggregate of 60,000 shares of our series C convertible preferred stock at an exercise price of $1.00 per share issued to Comerica Bank. These warrants expire at various dates through July 2025. These warrants may be exercised at any time and from time to time, in whole or in part.

•

warrants exercisable for an aggregate of 844,329 shares of our series D convertible preferred stock at an exercise price of $1.137 per share issued to Perceptive Credit Holdings, L.P. These warrants will expire at various dates through September 2028. These warrants may be exercised at any time and from time to time, in whole or in part.

These warrants have a net exercise provision under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrants after deduction of the aggregate exercise price. These warrants contain provisions for adjustment of the exercise price and number of shares issuable upon the exercise of warrants in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon the closing of this offering, the outstanding warrants will convert into common stock warrants.

Options

As of September 30, 2018, options to purchase 10,543,037 shares of our common stock were outstanding under our 2005 Plan and 2015 Plan, of which 4,848,418 options were vested as of that date.

Registration Rights

The Registration Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (1) the shares of our common stock held or acquired by holders of shares of our convertible preferred stock, (2) the shares of our common stock issued upon the conversion of shares of our convertible preferred stock, (3) the shares of our common stock issued or issuable to Bridge Bank, National Association, or Bridge Bank, upon its exercise of certain warrants issued by us to Bridge Bank, dated as of September 2, 2011 and September 27, 2013, (4) the shares of our common stock issued or issuable to Comerica Bank, or Comerica, upon its exercise of certain warrants issued by us to Comerica, dated as of June 10, 2014, November 19, 2014, and July 28, 2015, (5) the shares of our common stock issued or issuable with respect to the securities described in the foregoing clauses (1), (2), (3) and (4) and in this clause (5) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, and (6) any shares of our common stock, and any shares of our common stock issuable upon the conversion or exercise of any other securities, held by persons holding the securities described in the foregoing clauses (1), (2), (3) and (4). In addition, the shares of our common stock issued or issuable to Perceptive Credit Holdings, L.P. pursuant to that certain warrant issued by us to Perceptive Credit Holdings, L.P., dated April 6, 2018, are also entitled to such registration rights upon exercise of the warrant. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act of 1933, as amended, or the Securities Act, when the applicable registration statement is declared effective. Under the Registration Rights Agreement, we will pay all expenses relating to such registrations, including the fees of one special counsel for the participating holders up to a specific cap, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Registration Rights Agreement also includes customary indemnification and procedural terms.

Holders of 177,058,093 shares of our common stock (including shares issuable upon the conversion of our convertible preferred stock) are entitled to such registration rights pursuant to the Registration Rights Agreement. These registration rights will expire on the earlier of (1) the date that is five years after the closing of this offering or (2) with respect to each stockholder following the closing of this offering, at the earlier of such time at which such stockholder (A) can sell all shares of our common stock held by it pursuant to Rule 144(b)(1)(i) of the Securities Act or (B) holds one percent or less of our outstanding common stock and all registrable securities held by such stockholder can be sold in any three month period without registration in compliance with Section 144 of the Securities Act.

Demand Registration Rights

At any time beginning 180 days after the closing of this offering, the holders of not less than a majority of the registrable securities then outstanding may, on not more than two occasions, request that we prepare, file and maintain a registration statement on Form S-1 to register all or part of their registrable securities if the aggregate offering price of the registrable securities requested to be registered would exceed $5 million. Once we are eligible to use a registration statement on Form S-3, the stockholders party to the Registration Rights Agreement may, on not more than two occasions in any 12-month period, request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of all or part of their registrable securities, but only if the anticipated offering price of the registrable securities requested to be registered would exceed $1 million.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the Registration Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-takeover Effects of Our Certificate of Incorporation and Our By-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors but which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board. Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, we expect that our board of directors will have members.

Action by written consent; special meetings of stockholders. Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors. Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance notice procedures. Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Supermajority approval requirements. The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum. Our certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of a fiduciary duty and other similar actions may be brought only in specified courts in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Our amended and restated certificate of incorporation designates the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Section 203 of the DGCL

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “VAPO.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to Our Common Stock and this Offering—A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.” Furthermore, although we intend to apply to have our common stock approved for listing on the NYSE, we cannot assure you that there will be an active public trading market for our common stock.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of September 30, 2018 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 156,009,993 shares of our common stock immediately prior to the closing of this offering, assuming 8,795,074 shares of Series D-1 preferred stock converts into 8,795,074 shares of common stock, we will have an aggregate of            shares of our common stock outstanding (or            shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the            shares sold in this offering (or            shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining            shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately            shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-Up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, who will collectively own            shares of our common stock upon the closing of this offering (based on our shares outstanding as of September 30, 2018 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering), have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                shares (or                shares if the underwriters exercise their option to purchase additional shares in full) of our common stock immediately after this offering; or

•	the average weekly trading volume in shares of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our incentive plans. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 177,058,093 shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock, at an assumed one-to-one conversion factor of our Series D-1 preferred stock, immediately prior to the closing of this offering) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case, in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

This discussion does not address the tax treatment of partnerships or other pass-through entities, or persons who hold our common stock through partnerships or other pass-through entities, for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any distributions to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, FATCA, and backup withholding, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and related Treasury regulations and guidance, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
William Blair & Company, L.L.C.
Canaccord Genuity LLC
BTIG, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $        and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and William Blair & Company, L.L.C.. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement or make a confidential submission related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol “VAPO.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our Company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray, LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can also request copies of those documents, upon Payment of a duplicating fee, by writing to the SEC. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investor relations section of our website, which is located at www.vapotherm.com. Information on, or accessible through, our website is not part of this prospectus.

VAPOTHERM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Vapotherm, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Vapotherm, Inc. (a Delaware corporation) and subsidiary (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a net loss of $31.0 million during the year ended December 31, 2017, has experienced negative cash flows from operations since inception and has an accumulated deficit of $171.9 million as of December 31, 2017. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2016.

Boston, Massachusetts

June 29, 2018

VAPOTHERM, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,			Pro Forma September 30, 2018
	2016	2017	September 30, 2018
			(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$5,846	$26,508	$13,195	$13,195
Accounts receivable, net of allowance	5,884	6,955	5,958	5,958
Inventory	8,204	11,458	12,540	12,540
Prepaid expenses and other current assets	1,792	2,302	3,226	3,226

Total current assets	21,726	47,223	34,919	34,919
Property and equipment, net	6,888	10,913	13,043	13,043
Restricted cash	1,981	1,852	1,857	1,857
Other long term assets	260	247	334	334

Total assets	$30,855	$60,235	$50,153	$50,153

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities
Accounts payable	$1,967	$2,252	$1,916	$1,916
Contract liability	63	64	66	66
Accrued expenses and other liabilities	4,686	9,281	8,088	8,088
Short term line of credit	2,490	3,020	1,687	1,687

Total current liabilities	9,206	14,617	11,757	11,757
Long-term loans payable	9,462	18,932	31,178	31,178
Warrant liability	620	529	41	—
Other long-term liabilities	197	377	460	460

Total liabilities	19,485	34,455	43,436	43,395

Commitments and contingencies (Note 9)
Redeemable convertible preferred stock (no par value, 149,969,926 and 107,637,084 shares authorized as of December 31, 2017 and 2016 respectively; 159,586,369 shares authorized as of September 30, 2018 and pro forma September 30, 2018 (unaudited); 147,214,919 and 107,637,081 shares issued and outstanding as of December 31, 2017 and 2016 respectively; 156,009,993 and 0 shares issued and outstanding as of September 30, 2018 and pro forma September 30, 2018, respectively (unaudited) (Note 15)	107,637	152,637	162,637	—

	December 31,			Pro Forma September 30, 2018
	2016	2017	September 30, 2018
			(Unaudited)	(Unaudited)
Stockholders’ equity
Common stock ($.001 par value, 180,412,237 and 132,600,000 shares authorized as of December 31, 2017 and 2016 respectively; 191,585,145 shares authorized as of September 30, 2018 and pro forma September 30, 2018 (unaudited); 9,412,502 and 8,049,593 shares issued and outstanding as of December 31, 2017 and 2016, respectively; 11,467,618 and 167,477,611 shares issued and outstanding as of September 30, 2018 and pro forma September 30, 2018, respectively (unaudited)	8	9	11	167
Additional paid-in capital	44,634	45,048	45,574	208,096
Accumulated deficit	(140,909)	(171,914)	(201,505)	(201,505)

Total redeemable convertible preferred stock and stockholders’ equity	11,370	25,780	6,717	6,758

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$30,855	$60,235	$50,153	$50,153

The accompanying notes are an integral part of these consolidated financial statements.

VAPOTHERM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Net revenue	$30,122	$35,597	$25,190	$30,691
Cost of goods sold	20,183	22,357	15,410	18,737

Gross profit	9,939	13,240	9,780	11,954

Operating expenses
Research and development	6,211	7,569	5,441	6,074
Sales and marketing	20,026	26,221	18,575	24,331
General and administrative	5,939	8,020	5,953	7,789
(Gain) loss on disposal of fixed assets	(14)	301	—	59

Total operating expenses	32,162	42,111	29,969	38,253

Loss from operations	(22,223)	(28,871)	(20,189)	(26,299)
Other (expense) income
Foreign currency (loss) gain	(143)	4	(195)	(2)
Interest income	8	3	2	21
Interest expense	(716)	(2,232)	(1,610)	(2,022)
Loss on extinguishment of debt	(295)	—	—	(1,842)
Gain on change in fair value of warrant liabilities	297	91	18	553

Net loss	$(23,072)	$(31,005)	$(21,974)	$(29,591)

Net loss per share basic and diluted	$(3.53)	$(3.20)	$(2.32)	$(2.54)
Weighted-average number of shares used in calculating net loss per share, basic and diluted	6,542,717	9,723,681	9,512,889	11,672,339

The accompanying notes are an integral part of these consolidated financial statements.

VAPOTHERM, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2015	92,637,081	$92,637	4,990,639	$5	$43,979	$(117,837)	$(73,853)
Issuance of Series C redeemable convertible preferred stock, net of $5 in issuance costs	15,000,000	14,995	—	—	—	—	—
Accretion of Series C issuance costs	—	5	—	—	(5)	—	(5)
Issuance of stock upon exercise of options	—	—	1,168,539	1	168	—	169
Issuance of restricted stock	—	—	1,890,415	2	194	—	196
Stock option expense	—	—	—	—	298	—	298
Net loss	—	—	—	—	—	(23,072)	(23,072)

Balance at December 31, 2016	107,637,081	$107,637	8,049,593	$8	$44,634	$(140,909)	$(96,267)

Issuance of Series D redeemable convertible preferred stock, net of $123 in issuance costs	39,577,838	44,877	—	—	—	—	—
Accretion of Series D issuance costs	—	123	—	—	(123)	—	(123)
Issuance of stock upon exercise of options	—	—	331,241	—	37	—	37
Issuance of restricted stock	—	—	1,031,668	1	251	—	252
Stock option expense	—	—	—	—	249	—	249
Net loss	—	—	—	—	—	(31,005)	(31,005)

Balance at December 31, 2017	147,214,919	$152,637	9,412,502	$9	$45,048	$(171,914)	$(126,857)

Issuance of Series D redeemable convertible preferred stock, net of $81 in issuance costs	8,795,074	9,919	—	—	—	—	—
Accretion of Series D issuance costs	—	81	—	—	(81)	—	(81)
Issuance of stock upon exercise of options	—	—	800,398	—	92	—	92
Issuance of restricted stock	—	—	1,254,718	2	148	—	150
Stock option expense	—	—	—	—	367	—	367
Net loss	—	—	—	—	—	(29,591)	(29,591)

Balance at September 30, 2018 (unaudited)	156,009,993	$162,637	11,467,618	$11	$45,574	$(201,505)	$(155,920)

The accompanying notes are an integral part of these consolidated financial statements.

VAPOTHERM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Cash flows from operating activities
Net loss	$(23,072)	$(31,005)	$(21,974)	$(29,591)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,336	1,534	1,091	1,561
Loss on extinguishment of debt	295	—	—	1,842
Stock-based compensation expense	298	249	174	367
Loss on disposal of fixed assets	297	388	15	306
Allowance for doubtful accounts	118	(389)	(372)	101
Amortization of discount on debt	69	158	127	95
Change in fair value of warrants	(297)	(91)	(68)	(553)
(Increase) decrease in restricted cash	(1,780)	129	145	(5)
Changes in operating assets and liabilities:
Accounts receivable	(841)	(682)	820	896
Inventory	374	(3,254)	(3,092)	(1,082)
Prepaid expenses and other assets	(948)	(497)	156	(1,011)
Accounts payable	996	285	(127)	(336)
Contract liability	39	1	11	2
Accrued expenses and other liabilities	(2,255)	3,928	1,333	(1,193)

Net cash used in operating activities	(25,371)	(29,246)	(21,761)	(28,601)

Cash flows from investing activities
Purchases of fixed assets	(4,531)	(5,947)	(3,214)	(3,997)

Net cash used in investing activities	(4,531)	(5,947)	(3,214)	(3,997)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net	14,995	44,877	20,000	9,919
Proceeds on loans	9,321	9,979	9,979	30,374
Short term line of credit	2,490	530	—	(1,333)
Repayment of loans payable	(6,000)	—	—	(20,000)
Proceeds from exercise of stock options and purchase of restricted stock	755	469	16	325

Net cash provided by financing activities	21,561	55,855	29,995	19,285

Net (decrease) increase in cash and cash equivalents	(8,341)	20,662	5,020	(13,313)
Cash and cash equivalents
Beginning of year	14,187	5,846	5,846	26,508

End of year	$5,846	$26,508	$10,866	$13,195

Supplemental disclosures of cash flow information
Interest paid during the period	$514	$2,191	$1,493	$2,035

Fixed asset purchases in accrued expenses at period end	$152	$225	$69	$472

The accompanying notes are an integral part of these consolidated financial statements.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

1. Description of Business

Vapotherm, Inc. (the “Company”) was founded in 1993 and reincorporated under the laws of the State of Delaware in 2013. Since inception, the Company has focused on the development and commercialization of its proprietary Hi-VNI Technology products that are used to treat patients of all ages suffering from respiratory distress. The Company’s Hi-VNI Technology delivers noninvasive ventilatory support by providing heated, humidified and oxygenated air at a high velocity to patients through a comfortable small-bore nasal interface. The Company’s Precision Flow systems, which use Hi-VNI Technology, are clinically validated alternatives to, and address many limitations of, the current standard of care for the treatment of respiratory distress in a hospital setting. As of September 30, 2018, more than 1.5 million patients have been treated with the Company’s Precision Flow systems, and the Company has a global installed base of over 12,000 capital units.

The Company offers three versions of its Precision Flow systems: Precision Flow Plus, Precision Flow Classic and Precision Flow Heliox. The Company generates revenue primarily from sales of its Precision Flow systems, which include capital units and single-use disposables, and to a lesser extent, sales of its companion products, which include the Vapotherm Transfer Unit 2.0, the Q50 compressor and various adaptors. The Company sells Precision Flow systems to hospitals through a direct sales force in the United States and through distributors in select countries outside of the United States. In addition, the Company utilizes clinical educators who are experienced users of Hi-VNI Technology and who focus on medical education efforts to facilitate adoption and increase utilization. The Company is focused on physicians, respiratory therapists and nurses who work in acute hospital settings, including the emergency department and adult, pediatric and neonatal intensive care units (the “ICUs”). The Company’s relationship with these clinicians is particularly important, as it enables its products to follow patients through the care continuum. The Company has sold its Precision Flow systems to over 1,200 hospitals across the United States, where they have been primarily deployed in the ICU setting.

Since inception, the Company has financed its operations primarily through private placements of its convertible preferred stock, sales of its Precision Flow systems and amounts borrowed under its credit facilities. The Company has devoted the majority of its resources to research and development activities related to its Precision Flow systems including regulatory initiatives and sales and marketing activities. The Company has invested heavily in its sales and marketing function by increasing the number of sales representatives and clinical educators to facilitate adoption and increase utilization of its Hi-VNI Technology products and expanded its digital marketing initiatives and medical education programs.

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, the successful development and commercialization of its Precision Flow products, fluctuations in operating results and financial risks, protection of proprietary knowledge and patent risks, dependence on key personnel and collaborative partners, competition, technological and manufacturing risks, customer acceptance and demand, compliance with the Food and Drug Administration and other governmental regulations, management of growth and effectiveness of marketing by the Company and by third parties.

Liquidity

The Company is in the early stages of growth and is developing the market for certain of its products. As a result, the Company has experienced negative cash flows from operations since inception and has an accumulated deficit of $171.9 million and $201.5 million, respectively as of December 31, 2017 and September 30, 2018 (unaudited). The Company has relied on financing its operations to date primarily through the issuance of preferred stock and debt financing. The future viability of the Company is dependent on its ability

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

to generate cash from operating activities or raise additional capital to finance its operations. These conditions raised substantial doubt about the Company’s ability to continue as a going concern through October of 2019. In 2017, the Company raised $45.0 million in proceeds from a Series D preferred stock financing closing in two tranches. The Company raised $20.0 million in the first tranche in May 2017 and $25.0 million in the second tranche in December 2017 (Note 15). Subsequent to year end the Company entered into a Credit Agreement and Guaranty (the “Agreement”) with Perceptive Credit Holdings II, LP (“Perceptive”). Pursuant to the agreement, the total facility amounted to $42.5 million, available in three tranches. In April 2018, the Company drew down $20.0 million under this agreement and paid its outstanding term loan balance of $20.0 million in full. The Company drew down an additional $10.0 million in July 2018. The remaining $12.5 million is available in the fourth quarter of 2018 under this agreement. The availability of this final tranche of $12.5 million is dependent upon the Company achieving a minimum of $43.2 million in revenue in 2018. In the third quarter of 2018, the Agreement was amended and this revenue requirement was removed. In September 2018, the Company drew down $2.0 million of the $12.5 million tranche under this agreement, with $10.5 million remaining as of September 30, 2018. In September 2018, the Company raised $10 million in proceeds from a Series D-1 preferred stock financing. Management expects that future sources of funding may include sales of equity or debt securities. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Significant Accounting Policies

Recently Adopted Accounting Pronouncements

Revenue from Contracts with Customers

The Company early adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and all subsequent ASUs impacting revenue from contracts with customers (together, “the new revenue recognition standard”) effective January 1, 2016. The adoption of Accounting Standards Codification (“ASC”) 606 represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company’s services and will provide financial statement readers with enhanced disclosures. The Company applied ASC 606 using the full retrospective method, with the cumulative effect of adoption adjusted in the beginning balance sheet of the earliest period presented. All periods presented reflect the new revenue recognition standard.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

As a result of the adoption of ASC 606, the Company determined that revenue from certain sales type leases will be recognized upfront. The Company’s adoption of the standard and retrospective adjustments impacted previously reported results as follows:

	As Previously Reported	Adjustment for New Accounting Standard on Revenue Recognition	As Restated
	(in thousands)
For the Year Ended December 31, 2016
Loss from continuing operations	$(22,259)	$36	$(22,223)
Net loss	$(23,109)	$36	$(23,072)
Prepaid expenses and other current assets	$1,624	$168	$1,792
Contract liability	$—	$63	$63
Accrued expenses and other liabilities	$4,749	$(63)	$4,686
Inventory	$8,336	$(132)	$8,204

Recently Issued Accounting Pronouncements

Leases (Topic 842)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 establishes a comprehensive new lease accounting model. The new standard clarifies the definitions of a lease, requires a dual approach to lease classification similar to current lease classifications, and causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease term of more than twelve months. The new standard is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted. The new standard originally required a modified retrospective transition for capital or operating leases existing at or enter into after the beginning of the earliest comparative period presented in the financial statements, but it does not require transition accounting for leases that expire prior to the date of the initial application. In July 2018, the FASB issued ASU No. 2018-11 Leases (Topic 842) which provided another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company has not yet determined the effects, if any, that the adoptions of ASU 2016-02 and ASU 2018-11 may have on its financial position, results of operations, cash flows, or disclosures.

Statement of Cash Flows (Topic 230): Restricted Cash

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The new standard requires cash and cash equivalents balances on the statement of cash flows to include restricted cash and cash equivalent balances. ASU 2016-18 requires the company to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with GAAP. Additionally, changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows. A company with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions. The new standard is effective for interim and annual periods beginning after December 15, 2018. The adoption of ASU 2016-18 will impact the presentation of restricted cash in the statement of cash flows.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

These consolidated financial statements include the financial statements of Vapotherm Inc. Pte. Ltd., a wholly owned subsidiary of the Company based in Singapore, which was dissolved prior to December 31, 2017. All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates relied upon in preparing these consolidated financial statements include calculation of stock-based compensation, warrant liabilities, realizability of inventories, allowance for bad debt and accrued expenses. Actual results may differ from these estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2018, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2018 and 2017, and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity for the nine months ended September 30, 2018 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2018 and the results of its operations and its cash flows for the nine months ended September 30, 2017 and 2018. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2017 and 2018 are also unaudited. The results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of September 30, 2018 has been prepared to give effect, upon the closing of a qualified initial public offering, to the automatic conversion of all shares of redeemable convertible preferred stock outstanding and all outstanding warrants for the purchase of redeemable convertible preferred stock as of September 30, 2018 (unaudited) into 156,009,993 shares of common stock and warrants to purchase 3,224,332 shares of common stock as if the proposed initial public offering had occurred on September 30, 2018.

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders (Note 12) for the year ended December 31, 2017 and 2016 and the nine months ended September 30, 2018 and

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

September 30, 2017 (unaudited) have been prepared to give effect, upon the closing of a qualified initial public offering, to the automatic conversion of all shares of redeemable convertible preferred stock into common stock as if the proposed initial public offering had occurred on the later of January 1, 2016 or the issuance date of the redeemable convertible preferred stock.

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk include cash and accounts receivable. All of the Company’s cash deposits are maintained at creditworthy financial institutions. At December 31, 2017 and 2016 and September 30, 2018 (unaudited), deposits exceed the amount of any insurance provided.

At December 31, 2017 and 2016 and September 30, 2018 (unaudited), the Company’s accounts receivable balance was due from a number of customers (Note 3). Customers are granted credit on an unsecured basis. Management monitors the credit worthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

Supplier Risk

The Company obtains some of the components and subassemblies included in its Precision Flow systems from single source suppliers and a sole source supplier and the partial or complete loss of one or more of these suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenue.

Foreign Currency

The functional currency of the Company is the currency of the primary economic environment in which the entity operates, which is the U.S. dollar. There are no assets or liabilities of foreign subsidiaries that were translated at period-end exchange rates as of December 31, 2017 or 2016 or September 30, 2018 (unaudited).

Foreign currency gains or losses arising from transactions denominated in foreign currencies, whether realized or unrealized, are recorded in other income (expense) in the consolidated statements of operations.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid temporary investments purchased with original maturities of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had restricted cash related to Certificates of Deposits and collateral in relation to lease agreements. At December 31, 2017 and 2016, the Company did not hold any cash equivalents. At September 30, 2018 (unaudited), the Company had restricted cash related to Certificates of Deposits and collateral in relation to lease agreements. At September 30, 2018 (unaudited), the Company did not hold any cash equivalents.

Accounts Receivable

The Company extends credit to customers in the normal course of business but does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. The Company maintains allowances for potential credit losses, which totaled $0.2 million, $0.6 million and $0.3 million at December 31, 2017 and 2016 and September 30, 2018 (unaudited), respectively.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

The allowances are based on history, economic conditions, and composition of the accounts receivable aging. In some cases, the Company makes allowances for specific customers based on these and other factors. Provisions for the allowance for doubtful accounts are recorded in general and administrative expenses in the accompanying consolidated statements of operations.

Inventories

Inventory consists of finished goods and component parts and is valued at the lower of cost or net realizable value, determined by the first-in, first-out (“FIFO”) method. On an annual basis, the Company evaluates the carrying costs of both finished goods and component part items. To the extent that such costs exceed future demand estimates and/or exhibit historical turnover at rates less than current inventory levels, the Company records a reserve for excess and obsolete inventories to reduce the carrying value of inventories.

Deferred Offering Costs

The Company has deferred offering costs consisting of legal, accounting and other fees and costs directly attributable to the Company’s planned initial public offering (“IPO”). The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within the Company’s consolidated statements of operations. As of December 31, 2017 and 2016, no amounts were deferred. As of September 30, 2018 (unaudited), $1.5 million of deferred offering costs were recorded within prepaid expenses and other current assets on the consolidated balance sheet.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recognized over the estimated useful lives of the related assets using the straight-line method for consolidated financial statement purposes. The Company uses other depreciation methods (generally, accelerated depreciation methods) for tax purposes, where appropriate. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements and is included in depreciation expense. When impairment indicators are present, the Company evaluates the recoverability of its long-lived assets. If the assessment indicates an impairment, the affected assets are written down to fair value.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

The lives used in computing straight-line depreciation for financial reporting purposes are as follows:

Number of Years
Property and equipment placed in service
Equipment	3 - 7
Furniture	5 - 7
Manufacturing equipment	3 - 7
Software	3
Demonstration and evaluation units	3-5
Leasehold improvements	Lesser of life of lease or 10 years

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

The Company’s policy is to periodically review the estimated useful life of all fixed assets. This review during 2017 indicated that the estimated useful life of all fixed assets is consistent with 2016.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are deemed to be impaired, a charge equal to the amount by which the carrying amount exceeds the estimated fair value of the assets is recorded.

Leases & Deferred Rent

Leases are classified at their inception as either operating or capital leases based on the economic substance of the agreement. Lease payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Any differences between the lease payments and the straight-line rent is recorded as deferred rent. Deferred rent is recorded in accrued expenses and other liabilities in the consolidated balance sheets. Deferred rent totaled $0.1 million at December 31, 2017 and 2016 and at September 30, 2018 (unaudited).

Deferred Financing Costs

Direct financing costs are deferred and amortized using the straight-line method as a component of interest expense over the term of the related debt. The balance of unamortized costs is presented as a reduction against long-term loans payable. Unamortized costs totaled $0.5 million at December 31, 2017 and 2016. Unamortized costs totaled $0.8 million at September 30, 2018 (unaudited).

Revenue Recognition

The Company’s revenues consist primarily of the sale of products, leases and services. Product revenue consists of capital equipment and single-use disposables, that are shipped and billed to customers both domestically and internationally. The Company’s main capital equipment products are the Precision Flow Plus, Precision Flow Classic, Vapotherm Transfer Unit and Q50 compressor. The Company’s main disposable products are single-use disposables and nasal interfaces, or cannulas. Lease revenue consists of capital equipment that the Company leases out to its customers. Service revenue consists of fees associated with routine service of capital units and the sale of extended service contracts and preventative maintenance plans, which are purchased by a small portion of the Company’s customer base. In addition, the Company sells small quantities of component parts to third-party international service centers who provide service on Precision Flow capital units outside of the United States. Freight revenue is based upon a percentage markup of freight costs associated with the shipment of products domestically, and to a lesser extent, internationally. Rebates and fees consist of contractually obligated administrative fees and percentage-of-sales rebates paid to Group Purchasing Organizations (“GPOs”), Integrated Delivery Networks (“IDNs”) and distributor partners and accounted for a reduction of service revenue.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer;

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

(ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Sales, value-added, and other taxes collected on behalf of third parties are excluded from revenue. The Company’s standard payment term is generally 30 days from date of sale.

Contracts with customers may contain multiple performance obligations. For such arrangements, the transaction price is allocated to each performance obligation based on the estimated relative stand alone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or significantly after performance, resulting in a significant financing component. Applying the practical expedient in paragraph 606-10-32-18, the Company does not assess whether a significant financing component exists if the period between when the Company performs its obligations under the contract and when the customer pays is one year or less. None of the Company’s contracts contained a significant financing component as of December 31, 2017 or 2016.

The Company has also elected the following available practical expedients in the retrospective application of the new revenue recognition standard. The following is a description of each practical expedient applied, and the estimated effect of each:

•	The Company did not restate contracts there were initiated and completed within the same annual reporting period.

•

For contracts that were completed after December 31, 2015 but before December 31, 2017, the Company applied the total consideration received as the transaction price for each contract, in lieu of estimating the transaction price for purposes of adopting the new revenue recognition standard. The impact of the practical expedient is to accelerate the recognition of revenue, as the Company’s estimates of the transaction price would have likely been underestimated, which would have resulted in adjustments to increase revenue in later periods.

•

In 2016, the Company applied the practical expedient to omit the disclosure requirements in Accounting Standards Codification paragraph 606-10-50-13 on the allocation of the transaction price to unsatisfied performance obligations. As a result, the disclosure information provided for those periods does not allow estimation of future revenue recognition related to contracts in progress.

•	For contracts modified prior to January 1, 2018, the Company did not account for each contract modification individually. Instead, the Company determined the impact on the financial statements

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

of the modifications in the aggregate, specifically with respect to the adjustments to revenue previously recognized for satisfied performance obligations and to revenue prospectively recognized for unsatisfied performance obligations.

Lease Revenue

The Company also enters into agreements to lease its capital equipment. For such sales, the Company assesses and classifies these transactions as sales-type or operating leases based on whether the lease transfers ownership of the equipment to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title. Equipment placements included in arrangements meeting this condition are accounted for as sales-type leases and the Company recognizes the total value of the lease payments due over the lease term to revenue at the inception of the lease. The Company records the current value of future lease payments under the prepaid expenses and other current assets line item. Equipment placements included in arrangements that do not meet this condition, nor any of the capital lease criteria, are accounted for as operating leases and revenue will be recognized straight-line as it becomes receivable monthly over the term of the lease.

Disaggregated Revenues

The following table shows the Company’s net revenue disaggregated into categories the Company considers meaningful to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors:

	For the Year Ended December 31, 2016
	US	International	Total
Net revenue by:
Product Revenue
Capital	$5,067	$2,742	$7,809
Disposable	15,674	4,081	19,755

Subtotal Product Revenue	20,741	6,823	27,564
Lease Revenue	1,310	—	1,310
Service Revenue	855	393	1,248

Total Revenue	$22,906	$7,216	$30,122

	For the Year Ended December 31, 2017
	US	International	Total
Net revenue by:
Product Revenue
Capital	$5,362	$2,619	$7,981
Disposable	19,318	4,642	23,960

Subtotal Product Revenue	24,680	7,261	31,941
Lease Revenue	1,766	—	1,766
Service Revenue	1,512	378	1,890

Total Revenue	$27,958	$7,639	$35,597

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

	For the Nine Months Ended September 30, 2017
	US	International	Total
	(unaudited)
Net revenue by:
Product Revenue
Capital	$3,990	$1,705	$5,695
Disposable	13,778	3,364	17,142

Subtotal Product Revenue	17,768	5,069	22,837
Lease Revenue	995	—	995
Service Revenue	1,094	264	1,358

Total Revenue	$19,857	$5,333	$25,190

	For the Nine Months Ended September 30, 2018
	US	International	Total
	(unaudited)
Net revenue by:
Product Revenue
Capital	$5,317	$2,551	$7,868
Disposable	16,673	3,808	20,481

Subtotal Product Revenue	21,990	6,359	28,349
Lease Revenue	992	—	992
Service Revenue	996	354	1,350

Total Revenue	$23,978	$6,713	$30,691

Net revenue by U.S. and International is based on the customer location to which the product is shipped. No individual foreign country represents more than 10% of the Company’s aggregated revenue.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling are included in revenue. Shipping and handling costs are included in costs of sales. The total costs of shipping and handling at December 31, 2017 and December 31, 2016 amounted to $0.9 million. The total costs of shipping and handling at September 30, 2017 and September 30, 2018 (unaudited) amounted to $0.7 million.

Sales and Value-Added Taxes

When required by local jurisdictions, the Company bills its customers for sales tax and value-added tax calculated on each sales invoice and records a liability for the sales and value-added tax payable, which is included in accrued expenses and other liabilities in the consolidated balance sheets. Sales tax and value-added tax billed to a customer is not included in the Company’s revenue.

Timing and Amount of Revenue Recognition

The Company recognizes net revenue on product sales of its capital equipment and disposables to its end users. In each instance, revenue is generally recognized when the customer obtains control of the Company’s product, which generally occurs at a point in time upon shipment based on the contractual shipping terms of a contract.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Product revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the mostly likely amount method to which the Company expects to be entitled. As such, revenue on sales are recorded net of prompt pay discounts and payments made to GPOs. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available. The Company believes that the estimates it has established are reasonable based upon current facts and circumstances. Applying different judgments to the same facts and circumstances could result in the estimated amounts to vary.

Product Returns

The Company provides its customers with a standard one-year warranty on its capital equipment sales. Costs are accrued based on actual historical trends and estimates at time of sale. The Company provides its customers with the right to return products for a refund of the purchase price or for an account credit, if the return is made within a specified number of days from the original invoice date. The Company records a product return reserve based upon an estimate of specific returns and a review of historical returns experienced. Adjustments are made to the product return reserve as returns data and historical experience change. The provision for product return estimates is recorded as a reduction of revenue. The product return reserve of less than $0.1 million is included in the allowance for doubtful accounts at December 31, 2017 and 2016, and September 30, 2018 (unaudited).

Research and Development Costs

Research and development costs are expensed when incurred and are related primarily to product design, prototype development and testing, the investigation of possible follow-on product enhancements, and new product releases, and investigation of complementary technologies potentially available to enhance the Company’s offerings in the marketplace.

Stock-Based Compensation

The Company maintains an equity incentive plan to provide long-term incentives for employees, consultants, and members of the board of directors. The plan allows for the issuance of non-statutory and incentive stock options to employees and non-statutory stock options to consultants and non-employee directors.

The Company recognizes equity-based compensation expense for awards of equity instruments to employees and non-employees based on the grant date fair value of those awards in accordance with FASB ASC Topic 718, Stock Compensation (ASC 718). ASC 718 requires all equity-based compensation awards to employees and nonemployee directors, including grants of restricted shares and stock options, to be recognized as expense in the statements of operations based on their grant date fair values. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The Company uses the value of its common stock, valued based on market and income approaches, to determine the fair value of restricted shares.

The Company accounts for restricted stock and common stock options issued to nonemployees under FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (ASC 505-50). As such, the value of such options is periodically remeasured, and income or expense is recognized over their vesting terms. Compensation

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

cost related to awards with service-based vesting schedules is recognized using the straight-line method. The Company determines the fair value of the restricted stock and common stock granted to nonemployees as either the fair value of the consideration received, or the fair value of the equity instruments issued. The Company has not granted any share-based awards to its consultants.

The fair value of options is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected life (weighted average period of time that the options granted are expected to be outstanding), the volatility of the Company’s common stock and an assumed risk-free interest rate. Expected volatility was calculated based on historical volatility of a group of publicly traded companies that the Company considers a peer group. The expected life was estimated using the simplified method for “plain vanilla” options. The risk-free rate is based on U.S. Treasury rates with a remaining term that approximates the expected life assumed at the date of grant. No dividend yield was assumed as the Company does not pay, and does not expect to pay, dividends on its common stock. The Company assumed a forfeiture rate of 5.25% for the years ended December 31, 2017 and 2016 based on historical experience with pre-vested forfeitures. The Company assumed an average forfeiture rate of 5.81% for the nine months ended September 30, 2018 (unaudited) based on historical experience with pre-vested forfeitures. To the extent actual forfeitures differ from the estimate, the difference is recorded to compensation expense in the period of the forfeiture.

For equity instruments issued to nonemployees, the Company recognizes the fair value of such instruments as an expense over the period in which the related services are rendered. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common shareholders is computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common shareholders is computed by adjusting net income (loss) attributable to common shareholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common shareholders is computed by dividing the diluted net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding options, unvested restricted common shares and convertible preferred shares are considered potential dilutive common shares.

The Company’s convertible preferred shares contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common shareholders, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common shareholders, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common shareholders, since dilutive common shares are not assumed to

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common shareholders for the years ended December 31, 2017 and 2016 and for the nine months ended September 30, 2018 and 2017 (unaudited).

Freestanding Preferred Stock Warrants

Warrants to purchase the Company’s preferred stock are classified as a liability on the consolidated balance sheets. These warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a gain or loss on change in fair value of the warrant liabilities. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants at which time the liability will be reclassified to stockholders’ equity.

Income Tax

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

3. Accounts Receivable

Accounts receivable, primarily owed to the Company by its customers and distributors, consist of the following:

	December 31,
	2016	2017	September 30, 2018
			(unaudited)
United States	$4,791	$4,963	$4,395
International	1,706	2,217	1,889

Total accounts receivable	6,497	7,180	6,284
Less: Allowance for doubtful accounts	(613)	(225)	(326)

Accounts receivable, net of allowance for doubtful accounts	$5,884	$6,955	$5,958

At December 31, 2017, the largest concentrations of accounts receivable, as a percentage of total accounts receivable, with two distributors represented 6% and 4% of total accounts receivable. At December 31, 2016, the largest concentrations of accounts receivable, as a percentage of total accounts receivable, with two distributors represented 7% and 4% of total accounts receivable. No customers accounted for more than 10% of revenues or accounts receivable as of and for the years ended December 31, 2017 and 2016.

At September 30, 2018 (unaudited), the largest concentrations of accounts receivable, as a percentage of total accounts receivable, with two distributors represented 6% and 4% of total accounts receivable. No customers accounted for more than 10% of revenues or accounts receivable as of and for the nine months ended September 30, 2017 and 2018 (unaudited).

4. Financial Instruments

As of December 31, 2017, and 2016 and September 30, 2018 (unaudited), the Company’s financial instruments were comprised of cash, accounts receivables, accounts payable and loans payable, the carrying amounts of which approximated fair value due to the short-term nature and market interest rates.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Valuation Hierarchy

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2017 and 2016 and September 30, 2018 (unaudited) and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability. The liabilities carried at fair value measured on a recurring basis as of December 31, 2016 and 2017 and September 30, 2018 (unaudited) classified in one of the three classifications described above are as follows:

	Fair Value Measurements Using
	December 31, 2016	Quoted Prices in Active Markets (Level I)	Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Warrant Liabilities	$620	$—	$—	$620

	December 31, 2017	Quoted Prices in Active Markets (Level I)	Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Warrant Liabilities	$529	$—	$—	$529

	September, 2018 (unaudited)	Quoted Prices in Active Markets (Level I)	Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Warrant Liabilities	$41	$—	$—	$41

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

The Company has classified the preferred stock warrant liability within Level 3 of the fair value hierarchy because the fair value is derived using significant unobservable inputs, which include the estimated fair value of the underlying preferred stock. As of December 31, 2017 and 2016, the estimated fair value of the preferred shares was primarily based on the price paid for the preferred shares. As of September, 30, 2018, the estimated fair value of the preferred shares was primarily based on the Option-Pricing Method and, later, the Hybrid Method including the IPO scenario where the overall equity value of the Company was estimated using the Income Approach and/or the Market Approach. The Company determined the fair value of the Series Preferred stock warrants as of December 31, 2017 and 2016 and September 30, 2018 (unaudited), using the Black-Scholes option-pricing model using the following inputs:

	December 31,
	2016	2017	September 30, 2018
			(unaudited)
Risk-free interest rate	0.04% - 2.35%	1.53% - 2.33%	2.4%
Expected term (years)	1.7 - 8.7	0.7 - 7.7	0.5
Stock price volatility	61.0% - 62.0%	49.5% - 60.2%	77.8%
Dividend yield	0%	0%	0%
Weighted average estimated fair value per share of underlying preferred stock	$0.84	$0.48	$0.47

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

The Company’s preferred stock warrant activity for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018 (unaudited) are summarized as follows.

	Series A Redeemable Convertible Preferred			Series B Redeemable Convertible Preferred			Series C Redeemable Convertible Preferred			Series D Redeemable Convertible Preferred			Total Warrants
	Number of Shares	Estimated Fair Value	Weighted Average Exercise Price	Number of Shares	Estimated Fair Value	Weighted Average Exercise Price	Number of Shares	Estimated Fair Value	Weighted Average Exercise Price	Number of Shares	Estimated Fair Value	Weighted Average Exercise Price	Number of Shares	Estimated Fair Value
Outstanding at December 31, 2015	2,215,004	$755	$1.00	180,000	$108	$1.00	60,000	$54	$1.00	—	$—	$—	2,455,004	$917
(Gain) Loss on change in fair value	—	(258)	—	—	(29)	—	—	(10)	—	—	—	—	—	(297)

Outstanding at December 31, 2016	2,215,004	$497	$1.00	180,000	$79	$1.00	60,000	$44	$1.00	—	$—	$—	2,455,004	$620

(Gain) Loss on change in fair value	—	(82)	—	—	(7)	—	—	(2)	—	—	—	—	—	(91)

Outstanding at December 31, 2017	2,215,004	$415	$1.00	180,000	$72	$1.00	60,000	$42	$1.00	—	$—	$—	2,455,004	$529

Warrants granted	—	—	—	—	—	—	—	—	—	844,329	65	1.14	844,329	65
Warrants cancelled	(75,001)	—	—	—	—	—	—	—	—	—	—	—	(75,001)	—
(Gain) Loss on change in fair value	—	(394)	—	—	(70)	—	—	(41)	—	—	(48)	—	—	(553)

Outstanding at September 30, 2018	2,140,003	$21	$1.00	180,000	$2	$1.00	60,000	$1	$1.00	844,329	$17	$1.14	3,224,332	$41

The Company did not grant any warrants during the years ended December 31, 2017 and 2016. During the nine months ended September 30, 2018 (unaudited), in connection with the 2018 Credit Agreement and Guaranty (Note 8), the Company granted warrants to purchase 844,329 shares of Series D preferred stock. The warrants have an exercise price of $1.137 per share, were fully vested upon issuance, exercisable at the option of the holder, in whole or in part, and expire in April, July and September 2028. The estimated fair value at the time of issuance was less than $0.1 million.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

5. Inventories

Inventories as of December 31, 2016 and 2017 and September 30, 2018 (unaudited) consist of the following:

	December 31,
	2016	2017	September 30, 2018
			(unaudited)
Component parts	$5,097	$7,664	$7,211
Finished goods	3,107	3,794	5,329

	$8,204	$11,458	$12,540

6. Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. A summary of the components of property and equipment, placed in service as of December 31, 2016 and 2017 and September 30, 2018 (unaudited), is as follows:

	December 31,
	2016	2017	September 30, 2018
			(unaudited)
Equipment	$539	$756	$901
Furniture	361	365	948
Manufacturing equipment	3,242	3,294	4,184
Software	472	537	654
Demonstration and evaluation units	2,888	5,283	6,758
Leasehold improvements	875	484	1,507
Construction in process	2,484	5,336	4,744

Total property and equipment	10,861	16,055	19,696
Less: Accumulated depreciation and amortization	(3,973)	(5,142)	(6,653)

Total property and equipment, net	$6,888	$10,913	$13,043

Depreciation of property and equipment was $1.3 million and $1.5 million during the years ended December 31, 2016 and 2017, respectively. Depreciation of property and equipment was $1.1 million and $1.6 million during the nine months ended September 30, 2017 and 2018 (unaudited), respectively.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities as of December 31, 2016 and 2017 and September 30, 2018 (unaudited) consist of the following:

	December 31,
	2016	2017	September 30, 2018
			(unaudited)
Accrued inventory	$692	$1,874	$1,082
Accrued commissions	686	1,477	849
Accrued bonuses	476	1,430	1,113
Accrued employee reimbursement	341	529	151
Refundable purchase price of unvested stock	256	370	556
Accrued professional fees	197	356	1,214
Product warranty reserve	258	317	317
Accrued vacation liability	163	236	435
Accrued capital equipment	152	225	472
Customer buyback	—	205	70
Accrued rent and restoration costs	69	168	156
Accrued severance	79	158	—
Accrued taxes	70	153	175
Accrued freight	12	126	30
Clinical studies	95	95	85
Stock forfeiture	138	46	—
Accrued payroll liability	64	—	379
Other	938	1,516	1,004

Total accrued expenses and other liabilities	$4,686	$9,281	$8,088

8. Debt

Revolving Credit Line

On July 28, 2015 the Company entered into a Loan and Security Modification Agreement (“2015 LSA”) with its existing commercial bank. Pursuant to the 2015 LSA, the total amount available under the revolving line of credit portion of this facility was increased to $5.0 million from $3.0 million and based on eligible accounts receivable and inventory. The interest rate will be the Bank Prime Rate, as may be adjusted from time to time plus 1.70% for amounts advanced under the revolving line of credit.

On November 16, 2016, the Company entered a Business Financing Agreement with Western Alliance Bank, an Arizona Corporation, which replaced the 2015 LSA revolving line of credit. The agreement made available $7.0 million of revolving credit upon the closing date. Availability under this revolving credit line will be calculated based upon 80% of the eligible receivables (net of pre-paid deposits, pre-billed invoices, other offsets, and contras related to each specific account debtor). Ineligible account criteria is defined as follows unless otherwise approved: account balances over 90 days from invoice date, concentration balances in excess of 25%, pre-billings, affiliated accounts, international accounts with the exception of Canada, progress billings, retention billings, bill & hold accounts, and cross-aged balances whereby the amounts over 90 days of any

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

account exceeds 35% of the total balance of that account debtor. Approvals for a carve-in for foreign debtors will be made on a case-by-case basis, but in no case, account for more than 20% of the total borrowing base.

Interest is to be paid monthly on the average outstanding balance, at the Wall Street Journal Prime Rate plus 1.75%, floating, subject to a floor of 3.50%. The interest rate was 6.3% and 5.5% at December 31, 2017 and 2016, respectively. The principal will be due upon maturity. The maturity date is September 30, 2018. The revolving line of credit may be renewed under similar terms if acceptable and agreed to by Western Alliance Bank and the Company. The outstanding balance under the line of credit was $3.0 million and $2.5 million at December 31, 2017 and 2016, respectively. The remaining availability based on eligible receivables was $1.1 million and $0.5 million at December 31, 2017 and 2016, respectively.

The Company refinanced this agreement in April 2018, increasing the credit line to $7.5 million and extending the maturity date to September 30, 2020. At September 30, 2018 (unaudited) the interest rate was 7.0%. The outstanding balance under the line of credit was $1.7 million at September 30, 2018 (unaudited) and the remaining availability based on eligible receivables was $1.9 million.

Term Loan

On July 28, 2015 the Company entered into a Loan and Security Modification Agreement (“2015 LSA”) with its existing commercial bank. Pursuant to the 2015 LSA, the term debt component of the facility was increased to $8.0 million, comprised of a $6.0 million term loan with an additional $2.0 million available. The term loan of $6.0 million was drawn down on closing and paid in full the previous outstanding term loan with no cash exchanged. Interest is to be paid monthly, and the interest rate for all principal amounts advanced under the term loan will be “Bank Prime Rate,” as may be adjusted from time to time, plus 2.70%. This debt was extinguished on November 16, 2016.

On November 16, 2016, the Company entered into a Loan and Security Agreement (“the Agreement”) with Solar Capital Ltd. (“Solar”). Pursuant to the agreement, the total facility amounted to $20.0 million, available in three tranches. The first tranche was drawn down in the amount of $10.0 million upon closing which paid off the 2015 LSA balance of $6.0 million in full. The Company achieved the minimum revenue threshold required to draw down the second tranche of $5.0 million of term debt financing and obtained a signed term sheet for an equity financing in excess of $10.0 million which allowed the Company to draw down third and final tranche of $5.0 million term debt financing. The Company drew down $5.0 million tranches in January 2017 and March 2017, respectively. Pursuant to the Solar Agreement, interest is to be paid monthly, and the interest rate for all principal amounts advanced under the loan is equal to “LIBOR Rate” plus 8.99% (10.4% and 9.7% at December 31, 2017 and 2016, respectively). This aggregate interest rate shall be determined by the collateral agent on the third business day prior to each payment date occurring thereafter. The Company pledged all assets as collateral with a double negative pledge on intellectual property.

Repayment of the loan shall commence on the first payment date following the funding date of each term loan tranche. Commencing on the amortization date, December 31, 2018, and continuing on the payment date of each month thereafter, the Company shall (i) make monthly payments of interest to collateral agent for the benefit of the lenders (or, if there are only one or two lenders, borrower shall make payment directly to such lenders) plus (ii) make consecutive equal monthly payments of principal to collateral agent for the benefit of the lenders (or, if there are only one or two lenders, borrower shall make payment directly to such lenders). The loan shall have a 24-month period from the date of funding where interest only payments will occur. All unpaid principal and accrued and unpaid interest with respect to each such term loan is due and payable in full on the maturity date at May 16, 2021.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

The Agreement requires us to comply with a minimum liquidity covenant at all times and a minimum revenue covenant measured at the end of each fiscal quarter. The Agreement also contains covenants relating to standard monthly and annual financial reporting obligations, namely monthly reporting on tangible receivables and inventory, submission of the annual financial plan to Solar and each lender and the provision of the Company’s annual audited financial statements by prescribed dates. As of December 31, 2017, the Company was in compliance with these covenants.

Pursuant to the Agreement, the Company entered an Exit Fee Agreement with Solar. On November 16, 2026 or the occurrence of an earlier exit event, the Company agrees to pay to Solar or its designee in immediately available funds, a fee (the “Exit Fee”) in an aggregate amount equal to $1.0 million no later than five business days after the occurrence of the initial exit event. Exit Event shall mean the first to occur of: (a) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, in which the Company’s equity investors receive any distribution, (b) a consolidation, merger or reverse merger of the Company with or into another corporation or entity or other reorganization or similar transaction or series of related transactions involving the Company which result in stockholders of the Company immediately prior to such transaction or series of related transactions owning less than fifty percent (50%) of the outstanding capital stock of the surviving entity; (c) a sale, lease, transfer, exclusive license, exchange, dividend or other disposition of all or substantially all of the assets of the Company; (d) the issuance and/or sale by the Company in one or a series of related transactions of shares of its common stock (“Common Stock”) (or securities convertible or exchangeable into or exercisable for shares of Common Stock) constituting more than fifty percent (50%) of the shares of Common Stock outstanding immediately following such issuance (treating all securities convertible or exchangeable into or exercisable for shares of Common Stock as having been fully converted, exchanged and exercised, without regard to any exercise, conversion or exchange limitations therein) to parties other than its then existing stockholders; (e) any other form of acquisition or business combination where the Company is the target of such acquisition and where a change of control occurs such that the person that acquires the Company has the power after such transaction to elect a majority of the board of directors of the Company as a result of such transaction; and (f) the consummation of any public offering of shares of common stock pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The total amount accrued for the exit event is $0.1 million and less than $0.1 million at December 31, 2017 and 2016, respectively. This is included in long-term loans payable on the balance sheet and will be accrued to $1.0 million on the exit event date of November 16, 2026. Should an earlier exit event become probable, the Company will accrue to the $1.0 million at an earlier date. This debt was extinguished in April 2018.

The annual principal maturities of the Company’s term loan as of December 31, 2017 are as follows:

2019	$8,000
2020	8,000
2021	3,446
Less: Discount on loans payable	(514)

Long-term loans payable	$18,932

On April 6, 2018, the Company entered into a Credit Agreement and Guaranty (the “Agreement”) with Perceptive Credit Holdings II, LP (“Perceptive”). Pursuant to the agreement, the total facility amounted to $42.5 million, available in three tranches. The first tranche was drawn down in the amount of $20.0 million on the closing date, April 6, 2018, which paid off the Solar facility in full. Pending that no default triggering event has occurred per the Agreement, a second tranche in the amount of $10.0 million may be drawn no later than July 31, 2018 and a third tranche in the amount of $12.5 million may be drawn in the first quarter of 2019. The

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

availability of this final $12.5 million tranche was dependent upon the Company achieving a minimum of $43.2 million in 2018 revenue. In the third quarter of 2018, the Agreement was amended and this revenue requirement was removed. The Company drew down the second tranche of $10.0 million in July 2018 and $2.0 million of the third tranche in September 2018. As of September 30, 2018, $10.5 million of borrowing capacity is available under the Agreement. Pursuant to the Agreement with Perceptive, the outstanding principal amount of the Facility will accrue interest at an annual rate equal to the Applicable Margin (9.06%) plus the greater of (a) one-month LIBOR and (b) 1.75% per year. Interest will be calculated on the basis of actual number of days elapsed based on a 360-day year. All unpaid principal and accrued unpaid interest with respect to each term loan is due and payable in full on the maturity date at April 6, 2023. On the maturity date, in addition to the payment principal and accrued interest, we will be required to make a payment of 0.5% of the total amount borrowed under the credit agreement and guaranty, which we refer to as the Final Payment, unless we have not already made such payment in connection with an acceleration or prepayment of borrowings under the credit agreement and guaranty. In the event we prepay all or part of this term loan facility prior to the maturity date, we may be subject to additional prepayment fees which decrease as the time to maturity decreases. The Agreement requires the Company to comply with a minimum liquidity covenant at all times and a minimum revenue covenant measured at the end of each fiscal quarter. As of September 30, 2018 (unaudited), the Company was in compliance with these covenants.

On July 20, 2018 (unaudited), pursuant to the 2018 Credit Agreement and Guaranty, the Company drew down the second tranche of $10.0 million. In connection with this draw down, the Company granted warrants to purchase 263,853 shares of Series D preferred stock. The warrants have an exercise price of $1.137 per share, were fully vested upon issuance, exercisable at the option of the holder, in whole or in part, and expire in July 2028.

On September 27, 2018 (unaudited), concurrently with the closing of the First Amendment to the Credit Agreement and Guaranty, which removes the requirement of achieving $43.2 million in 2018 revenue in order to draw down the third tranche, the Company drew down $2.0 million of the $12.5 million available in the third tranche. In connection with this draw down, the Company granted warrants to purchase 52,771 shares of our Series D preferred stock. The warrants have an exercise price of $1.137 per share, were fully vested upon issuance, exercisable at the option of the holder, in whole or in part, and expire in September 2028.

The annual principal maturities of the Company’s term loan as of September 30, 2018 (unaudited) are as follows:

2019	$—
2020	—
2021	—
2022	—
2023	32,012
Less: Discount on loans payable	(834)

Long-term loans payable	$31,178

9. Commitments and Contingencies

In October 2012, the Company entered into a lease agreement for approximately 25,000 square feet of office, manufacturing (including final assembly and inspection), warehouse and research and development space in Exeter, New Hampshire for a term of 5 years. In April 2013, the Company entered into a lease amendment with its landlord to add an additional 5,000 square feet of space in its Exeter facility.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

On January 14, 2015, the Company entered into a 3-year lease for a facility in Stevensville, Maryland, which includes 4,500 square feet of space for research and development activities. There is a scheduled rent increase of 2% at the end of year 1 of the lease and an additional 4.4% at the end of year 2 of the lease. The current lease covers the period from February 1, 2015 through January 31, 2018, which is when the Company closed this space. Prior to signing this lease, the Company leased this space on a month to month basis.

In May 2016, the Company entered a 7-year lease agreement for 5,529 square feet of office space and 25,670 of storage space at 100 Domain Drive, Exeter New Hampshire. In September 2016, the Company entered a lease amendment with its landlord to add an additional 16,550 of manufacturing space (including final assembly and inspection), and an additional 3,130 square feet of warehousing and storage space at 100 Domain Drive in Exeter, New Hampshire. In September 2017, the Company entered a lease amendment with its landlord to add two additional expansion premises. The First Expansion Premises consists of an additional 16,823 rentable square feet of office space and 3,279 square feet of research and development space, for a total of 20,102 rentable square feet at 100 Domain Drive, Exeter, New Hampshire. The First Expansion Date was January 31, 2018. The Second Expansion premises consists of an additional 8,971 rentable square feet of office space which is scheduled with a Second Expansion Date of September 30, 2018.

The following table summarizes the future minimum combined lease payments for the years ended December 31, 2018 through 2022 and thereafter:

Total Due
Years Ended December 31,
2018	$1,227
2019	1,490
2020	1,513
2021	1,536
2022	1,559
Thereafter	3,461

Total	$10,786

Rent expense for the years ended December 31, 2016 and 2017 was $0.7 million and $1.5 million, respectively. Rent expense for the nine months ended September 30, 2017 and 2018 (unaudited) was $1.2 million and $1.4 million, respectively.

Legal Matters

The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business, including product liability, employment and contract matters. In the opinion of management, the ultimate disposition of any open matters at December 31, 2017 and September 30, 2018 (unaudited), will not have a material adverse effect upon the Company’s business, financial position, operating results or ability to meet its financial obligations.

10. Income Taxes

There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The reported amount of income tax expense for the years differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of changes in valuation allowance.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

A reconciliation of income tax expense (benefit) is computed as the statutory federal income tax rate to income taxes as reflected in the financial statement as follows:

	December 31,
	2016	2017
Federal income tax (benefit) at statutory rate	34.0%	34.0%
(Increase) decrease income tax benefit resulting from:
Federal Tax Reform Rate Change	0.0%	(66.4)%
Permanent differences	0.4%	0.6%
Change in valuation allowance	(33.0)%	34.0%
Other	(1.4)%	(2.2)%

Income tax expense (benefit)	0.0%	0.0%

Significant components of the Company’s net deferred tax asset at December 31, 2017 and 2016 are as follows:

	December 31,
	2016	2017
Deferred Tax Assets
Net operating loss carryforwards	$43,817	$35,922
Tax credit carryforwards	1,829	2,259
Deduction of research and development costs	5,039	3,475
Accounts receivable collection allowance	213	43
Inventory valuation reserves	188	110
Accrued bonus and vacation	230	444
Accrued warranty	100	86
Allowance for sales returns	41	19
Stock option expense attributed to non-ISO stock	240	234
Accrued other expenses	90	58
Other temporary differences	(2)	83

Total gross deferred tax assets	51,785	42,733

Less: Valuation allowance	(51,785)	(42,733)

Deferred tax asset after valuation allowance	$—	$—

The Company’s major tax jurisdictions are the United States and New Hampshire. As of December 31, 2017, the Company had federal and state net operating loss carryforwards of $151.0 million and $78.5 million, respectively, which begin to expire in 2022. As of December 31, 2017, the Company had federal research and development tax credits carryforwards of $2.2 million which begin to expire 2022.

Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards and research and development credits. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. Accordingly, a full valuation allowance of $42.7 million and

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

$51.8 million has been established at December 31, 2017 and 2016, respectively. The valuation allowance decreased $9.1 million during the year ended December 31, 2016, due primarily to net operating losses generated, net of the impact of a federal tax rate change of $19.6 million.

The tax years are still open under statute from 2014 until present. Earlier years may be examined to the extent that credit or net operating loss carryforwards are used in future periods.

As of December 31, 2017, and 2016, the Company determined that there were no liabilities associated with uncertain tax positions and no related interest and penalties as the Company is in a cumulative loss position. In the event the Company becomes taxable in the future and recognizes an ASC 740 liability, the Company will accrue for any related interest and penalties as part of income tax expense.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. The Company has not currently completed an evaluation of ownership changes through December 31, 2017 or September 30, 2018 (unaudited) to assess whether utilization of the Company’s net operating loss and tax credit carryforwards would be subject to an annual limitation under Section 382 and 383. To the extent an ownership change is determined to have occurred under IRC 382 and 383, the net operating loss and credit carryforwards may be subject to limitation.

Final regulations under Internal Revenue Code sections 162(a) and 263(a) on the deduction and capitalization of expenditures related to tangible property were issued by the Internal Revenue Service and the US Treasury department on September 13, 2013. The final regulations apply to tax years beginning on or after January 1, 2014. The Company has not recorded any adjustments relating to these final regulations, as it believes the impact to be immaterial and any adjustment recorded would by fully offset by the valuation allowance.

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 34% to 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The tax rate change resulted in (i) a reduction in the gross amount of the Company’s deferred tax assets recorded as of December 31, 2017, without an impact on the net amount of its deferred tax assets, which are recorded with a full valuation allowance, and (ii) no income tax expense or benefit being recognized as of the enactment date of the TCJA. The staff of the SEC issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. In connection with the analysis of the impact of the TCJA, the Company remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal tax purposes. The remeasurement of the Company’s deferred tax assets and liabilities was offset by a change in the valuation allowance. Treasury is expected to issue guidance which clarifies provisions of TCJA. Additionally, state taxing agencies may issue guidance in application of the Act. The provisional amount of zero recorded as of December 31, 2017 may change as a result of additional guidance issued by one or more taxing authority.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

11. Stock Plans and Stock-Based Compensation

The Company’s 2000 Long-Term Incentive Compensation Plan (the “2000 LTI Plan”), as amended, allows for the granting of restricted stock, unrestricted stock and incentive and nonstatutory stock options to purchase shares of common stock. During 2013, the 2000 LTI Plan was amended in conjunction with the Recapitalization (Note 15) to increase the number of shares reserved for issuance under the plan. The Company has reserved 7,360 shares of its common stock for issuance under the 2000 LTI Plan to eligible employees, officers, directors, advisors, and consultants.

The Company’s 2005 Stock Incentive Plan (the “2005 SI Plan”) allows for the granting of restricted stock and incentive and nonstatutory stock options to purchase shares of common stock. During 2013, the 2005 SI Plan was amended in conjunction with the Recapitalization to increase the number of shares reserved for issuance under the plan. The Company has reserved 10,574,685 shares of its common stock for issuance under the 2005 SI Plan to eligible employees, officers, directors, advisors, and consultants.

On July 22, 2015, the Company established the Company’s 2015 Stock Incentive Plan (the “2015 SI Plan”) which allows for the granting of restricted stock and incentive and non-statutory stock options to purchase shares of common stock. The 2015 SI Plan reserved 19,792,487 shares plus any shares available for grant under the Company’s 2005 SI Plan for issuance under the plan. As of December 31, 2017, the Company has reserved 30,374,532 shares of its common stock for issuance collectively under the 2000 LTI Plan, 2005 SI Plan, and the 2015 SI Plan to eligible employees, officers, directors, advisors, and consultants.

On July 18, 2018 (unaudited), the Company established a French Qualifying Subplan that sits underneath the 2015 SI Plan which allows for the granting of stock options to purchase shares of common stock for employees and officers who are residents of France. The options under the French Qualifying Subplan reside are under the umbrella of the 2015 SI Plan.

As of December 31, 2017 and September 30, 2018 (unaudited), no shares of common stock remain available for issuance under the 2000 LTI Plan or the 2005 SI Plan. As of December 31, 2017 and September 30, 2018 (unaudited), 5,060,371 and 234,847 shares of common stock remain available for issuance under the 2015 SI Plan, respectively.

Under the terms of the 2015 SI Plan, the exercise price of the options is determined by the Board of Directors at the time of grant. Options granted under the plans vest ratably over a period of one to four years from the date of grant and are exercisable over a period of not more than ten years from the date of grant.

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on historical volatility of a group of publicly traded companies that the Company considers a peer group. The average expected life was estimated using the simplified method for “plain vanilla” options. The risk-free rate is based on U.S. Treasury rates with a remaining term that approximates the expected life assumed at the date of grant. The Company assumed a forfeiture rate of 5.25% for the years ended December 31, 2017 and 2016 based on historical experience with pre-vested forfeitures. The Company assumed an average forfeiture rate of 5.81% for the nine months ended September 30, 2018 (unaudited) based on historical experience with pre-vested forfeitures.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

The weighted average assumptions used in the Black-Scholes options pricing model are as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Estimated fair value of common stock	$0.12	$0.12	$0.12	$0.16
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Risk free interest rate	1.5%	2.1%	2.1%	1.8%
Expected stock price volatility	61.0%	59.9%	59.9%	60.9%
Expected term (years)	6.0	6.0	6.0	6.0

Stock Options

Stock option activity for the years ended December 31, 2017 and 2016 and the nine months ended September 30, 2018 (unaudited) is as follows:

	Number of Underlying Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2015	4,546,546	$0.11	8.16	$45,465
Options granted	4,542,870	0.12
Options exercised	(1,168,539)	0.11
Options canceled	(590,524)	0.11

Outstanding at December 31, 2016	7,330,353	$0.11	6.62	$73,304

Exercisable at December 31, 2016	2,513,356	$0.11	7.27	$25,134

Vested and unvested expected to vest at December 31, 2016	7,330,353	$0.11	6.62	$73,304

Outstanding at December 31, 2016	7,330,353	$0.11	6.62	$73,304
Options granted	2,803,682	0.12
Options exercised	(331,241)	0.11
Options canceled	(1,530,296)	0.11

Outstanding at December 31, 2017	8,272,498	$0.11	7.83	$82,725

Exercisable at December 31, 2017	6,328,052	$0.11	7.37	$63,281

Vested and unvested expected to vest at December 31, 2017	8,272,498	$0.11	7.83	$82,725

Outstanding at December 31, 2017	8,272,498	$0.11	7.83	$82,725
Options granted	4,934,014	0.16
Options exercised	(800,398)	0.11
Options canceled	(1,863,077)	0.12

Outstanding at September 30, 2018 (unaudited)	10,543,037	$0.14	8.01	$6,642,113

Exercisable at September 30, 2018 (unaudited)	4,848,418	$0.11	6.74	$3,054,503

Vested and unvested expected to vest at September 30, 2018 (unaudited)	10,543,037	$0.14	8.01	$6,642,113

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

The weighted average grant date fair value of options granted during the years ended December 31, 2017 and 2016 was $0.06 and $0.07 per share, respectively, and $0.10 per share as of September 30, 2018 (unaudited). The aggregate intrinsic value of options exercised during the years ended December 31, 2017 and 2016 was less than $0.1 million. The aggregate intrinsic value of options exercised during the nine months ended September 30, 2018 (unaudited) was less than $0.1 million. The aggregate intrinsic value was calculated based on a positive difference between the estimated fair value of the Company’s common stock as of December 31, 2017 and September 30, 2018 (unaudited) of $0.75 per share and the exercise price per share of the underlying options. The stock-based compensation expense recognized during 2017 was $0.2 million. Stock-based compensation expense recognized during the nine months ended September 30, 2017 and 2018 (unaudited) was $0.2 million and $0.4 million, respectively. Stock-based compensation is recorded principally in the general and administrative expenses in the consolidated statements of operations. As of December 31, 2017, the Company had unrecognized stock-based compensation expense related to its unvested stock options awards of $0.6 million which is expected to be recognized over the remaining weighted average vesting period of 2.3 years. As of September 30, 2018 (unaudited), the Company had unrecognized stock-based compensation expense related to its unvested stock options awards of $0.3 million which is expected to be recognized over the remaining weighted average vesting period of 2.2 years.

Certain members of the Company’s management elected to receive their option grants in the form of restricted stock, which contains vesting provisions. Upon election of restricted stock, the Company records a liability for the unvested portion of the option grant. As the option vests, the Company reclassifies the liability into additional paid-in capital.

During 2016, the Company permitted the exercise of 1,118,111 stock options via nonrecourse notes. There were no exercises of stock options via nonrecourse notes in 2017 or the nine months ended September 30, 2018 (unaudited). In accordance with ASC 718, these exercises are not substantive for accounting purposes and the Company has not included these shares as issued and outstanding in the accompanying consolidated financial statements. These shares are considered legally issued.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

A summary of restricted stock activity for the year ended December 31, 2017 and 2016 and the nine months ended September 30, 2018 (unaudited) is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2015	2,201,620	$0.11
Granted/purchased	4,883,594	0.12
Vested	(1,890,415)	0.11
Canceled	(1,384,581)	0.12

Unvested at December 31, 2016	3,810,218	$0.11

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2016	3,810,218	$0.11
Granted/purchased	4,922,142	0.12
Vested	(2,149,779)	0.12
Canceled	(364,051)	0.12

Unvested at December 31, 2017	6,218,530	$0.12

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2017	6,218,530	$0.12
Granted/purchased	3,671,350	0.12
Vested	(1,254,718)	0.12
Canceled	(172,790)	0.12

Unvested at September 30, 2018 (unaudited)	8,462,372	$0.12

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

12. Earnings Per Share

Net Loss per Share

Basic and diluted net loss per share attributable to common shareholders was calculated as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Numerator:
Net loss	$(23,072)	$(31,005)	$(21,974)	$(29,591)
Accretion of preferred stock to redemption value	(5)	(123)	(123)	(81)

Net loss attributable to common stockholders	$(23,077)	$(31,128)	$(22,097)	$(29,672)

Denominator:
Weighted average common shares outstanding—basic and diluted	6,542,717	9,723,681	9,512,889	11,672,339

Net loss per share attributable to common stockholders—basic and diluted	$(3.53)	$(3.20)	$(2.32)	$(2.54)

Pro forma weighted average common shares outstanding—basic and diluted	104,714,204	129,541,973	126,247,516	158,983,907

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(0.22)	$(0.24)	$(0.17)	$(0.19)

The Company’s unvested restricted common shares have been excluded from the computation of basic net loss per share attributable to common shareholders.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

The Company’s potentially dilutive securities, which include options, warrants to purchase redeemable convertible preferred stock, unvested restricted shares and redeemable convertible preferred shares, have been excluded from the computation of diluted net loss per share attributable to common shareholders as the effect would be to reduce the net loss per share attributable to common shareholders. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common shareholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,		Nine Months Ended September 30,
	2016	2017	2017	2018
			(unaudited)
Options to purchase common stock	7,330,353	8,272,498	7,908,759	10,543,037
Warrants to purchase redeemable convertible preferred stock	2,455,003	2,455,003	2,455,003	3,224,332
Unvested restricted stock	3,810,218	6,218,530	3,263,450	8,462,372
Redeemable convertible preferred stock (as converted to common stock	107,637,081	147,214,919	126,055,028	156,009,993

	121,232,655	164,160,950	139,682,240	178,239,734

13. Employee Benefit Plan

The Company has a 401(k) retirement plan (the “401(k) Plan”) for the benefit of eligible employees, as defined. Each participant may elect to contribute up to 25% of his or her compensation to the 401(k) Plan each year, subject to certain Internal Revenue Service limitations. On April 1, 2017, the Company began an employer 401(k) match. The match was effective for any funds contributed after April 1, 2017 at a rate of 50% of the first 4% of employee contributions. The employer match is capped at $1,000 per year for employees with annual earnings less than $50,000 and $500 for employees with annual earnings greater than $50,000. The Company did not make any contributions for the year ended December 31, 2016. The Company contributed $0.1 million for the year ended December 31, 2017. The Company contributed less than $0.1 million for the nine months ended September 30, 2017 (unaudited) and $0.1 million for the nine months ended September 30, 2018 (unaudited).

14. Related Party Transactions

As described in Note 15, the Company has issued Series A, B, C and D preferred stock to private investors. Certain executive officers of the Company are owners/investors in certain venture funds who purchased Series A, B, C and D preferred stock. The total amount of preferred stock purchased by related party organizations as of December 31, 2017 and 2016 is $30.3 million and $16.6 million, respectively. The total amount of preferred stock purchased by the related party organization as of September 30, 2018 (unaudited) is $31.2 million.

The Company has two investors that are vendors of the Company. The total amount billed from these vendors during the year was $1.1 million and $1.3 million in 2017 and 2016, respectively. The total amount

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

billed from these vendors was $1.2 million and $1.0 million during the nine months ended September 30, 2018 (unaudited) and September 30, 2017 (unaudited), respectively. The Accounts Payable balance for these vendors was $0 and $0.1 million as of December 31, 2017 and 2016, respectively. The Accounts Payable balance for these vendors was $0.5 million as of September 30, 2018 (unaudited).

In addition, the Company sells its products to another investor. The total amount billed to this customer during the year was $1.2 million and $0.9 million in 2017 and 2016, respectively. The total amount billed to this customer was $1.6 million and $2.1 million during the nine months ended September 30, 2018 (unaudited) and September 30, 2017 (unaudited), respectively. The Accounts Receivable balance for this customer was $0.1 million as of December 31, 2017 and 2016, respectively. The Accounts Receivable balance for this customer was $0.1 million as of September 30, 2018 (unaudited). All transactions are at arms length and occur at published list prices.

15. Redeemable Convertible Preferred Stock

Preferred Stock

Recapitalization

On March 14, 2013, a recapitalization of the Company was executed whereby all shares of the Company’s previously outstanding Series A through Series F preferred stock and common stock were converted into 3,468,196 shares of the Company’s newly created Series A preferred stock and 67,778 shares of the Company’s common stock based on defined conversion rates as noted in the table below:

	Issued and Outstanding Pre-2013 Recapitalization	Conversion Rate	Equivalent Amount of New Shares
Series A preferred stock	1,165,500	0.131219	152,964
Series B preferred stock	149,600	0.164023	24,545
Series C preferred stock	3,977,273	0.086604	344,449
Series D-1 preferred stock	2,347,418	0.178582	419,207
Series D-2 preferred stock	791,080	0.178582	141,275
Series E preferred stock	28,116,181	0.033537	942,936
Series F preferred stock	42,708,333	0.033783	1,442,820

New Series A preferred stock			3,468,196

Common stock	4,049,773	0.016731	67,778

Series A Convertible Preferred Stock

On March 14, 2013, the Company entered into an equity financing agreement (“2013 Financing Event”) with one new institutional investor, and five existing institutional investors, whereby it sold in the aggregate 16.0 million total shares of its newly-created Series A preferred stock for the Original Purchase Price of $1.00 per share, in exchange for aggregate cash proceeds of $16.0 million. In connection with the 2013 Financing Event, the 2012 Bridge Notes and 2012 New Bridge Notes plus accrued interest were converted into 11,168,885 shares of Series A preferred stock at an Original Purchase Price of $1.00 per share. All accrued but unpaid dividends payable to the holders of the Company’s Series A through Series F preferred stock amounting to $7.4 million were eliminated as part of the 2013 Financing Event.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Rights and Preferences

The significant rights and preferences of the Series A convertible preferred stock are summarized below:

Voting

The holders of the Series A preferred stock are entitled to vote, together with the holders of common stock, as a single class on all matters. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s shares could be converted. The holders of the Series A stock are entitled to elect four directors of the Corporation at any election of directors.

Dividends

Series A preferred stock holders are entitled to receive noncumulative dividends prior and in preference to any declaration or payment of any dividend on shares of common stock at a rate of 8% of the Series A original issue price, payable only when, as and if declared by the Board of Directors of the Company.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A preferred stock are entitled to be paid out of the assets available for distribution to its stockholders before any payment shall be made to the holders of common stock, an amount equal to the Series A preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the Series A preferred stockholders will share in the remaining proceeds with the common stockholders on a pro rata basis based on the number of shares held on an as converted basis up to a maximum amount of four times the original purchase price per share.

Redemption Rights

The holders of Series A preferred stock are entitled to redeem their shares on a pro rata basis, prior and in preference to the holders of common stock, upon receipt of written notice from the holders of at least 64% of the then outstanding shares of Series A preferred stock at any time on or after the fifth anniversary of the Series A original issue date in an amount per share equal to the Series A original issue price per share, plus all declared but unpaid dividends. Any remaining assets of the Company would then be distributed ratably among the common stockholders.

Conversion

The holders of the preferred stock shall have the following rights with respect to the conversion of the preferred stock into shares of common stock:

Optional Conversion

The shares of Series A preferred stock are convertible into shares of common stock at the option of the holder, at any time. The number of shares of common stock to which a holder of preferred stock shall be entitled to upon conversion shall be the product obtained by multiplying the respective “conversion rate” as defined by the articles of incorporation by the number of shares being converted, and is subject to adjustment for certain dilutive and anti-dilutive events. At December 31, 2017 and September 30, 2018 (unaudited), the Series A preferred stock would convert on a one-to-one basis into common stock.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Automatic Conversion

All shares of Series A preferred stock shall be automatically converted into shares of common stock upon either the closing of an underwritten public offering for at least $50.0 million of gross proceeds to the Company and at a per share purchase price of at least three times the Series original issue price per share of $1.00 or an affirmative vote of at least 64% of the then outstanding shares of the Company’s Series A preferred stock. On April 12, 2013, the Company issued an additional $3.0 million in preferred stock to one new investor pursuant to the terms of the 2013 Financing Event. The Company sold 3 million shares of the Company’s Series A preferred stock to this new investor at an original purchase price of $1.00 per share.

Series B Convertible Preferred Stock

On February 12, 2014, the Company entered into an equity financing agreement (“2014 Financing Event”) with two new institutional investors and its existing institutional investors, whereby it sold in the aggregate 24.0 million total shares of its newly-created Series B preferred stock for the Original Purchase Price of $1.00 per share, in exchange for aggregate cash proceeds of $24.0 million, or $23.8 million net of offering costs.

Rights and Preferences

The significant rights and preferences of the Series B convertible preferred stock are summarized below:

Voting

The holders of the Series B preferred stock are entitled to vote, together with the holders of Series A preferred stock and common stock, as a single class on all matters. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s shares could be converted. The holders of the Series B stock are entitled to elect one director of the Corporation at any election of directors.

Dividends

Series B preferred stock holders are entitled to receive noncumulative dividends prior and in preference to any declaration or payment of any dividend on shares of Series A preferred stock and common stock at a rate of 8% of the Series B original issue price, payable only when, as and if declared by the Board of Directors of the Company.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B preferred stock are entitled to be paid out of the assets available for distribution to its stockholders before any payment shall be made to the holders of Series A preferred stock and common stock, an amount equal to the Series B preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the holders of Series A preferred stock are entitled to be paid out of the assets available for distribution before any payment shall be made to the holders of common stock, an amount equal to the Series A preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the Series B preferred stockholders will share in the remaining proceeds with the Series A preferred stockholders and common stockholders on a pro rata basis based on the number of shares held on an as converted basis up to a maximum amount of four times the original purchase price per share.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Redemption Rights

The holders of Series B preferred stock are entitled to redeem their shares on a pro rata basis, prior and in preference to the holders of Series A preferred stock and common stock, upon receipt of written notice from the holders of at least 66 2/3% of the then outstanding shares of Series B preferred stock at any time on or after the fifth anniversary of the Series B original issue date in an amount per share equal to the Series B original issue price per share, plus all declared but unpaid dividends. Any remaining assets of the Company would then be distributed to the holders of Series A preferred stock ratably and, if any assets are remaining, ratably among the common stockholders.

Conversion

The holders of the preferred stock shall have the following rights with respect to the conversion of the preferred stock into shares of common stock:

Optional Conversion

The shares of Series B preferred stock are convertible into shares of common stock at the option of the holder, at any time. The number of shares of common stock to which a holder of preferred stock shall be entitled to upon conversion shall be the product obtained by multiplying the respective “conversion rate” as defined by the articles of incorporation by the number of shares being converted, and is subject to adjustment for certain dilutive and anti-dilutive events. At December 31, 2017 and September 30, 2018 (unaudited), the Series B preferred stock would convert on a one-to-one basis into common stock.

Automatic Conversion

All shares of Series B preferred stock shall be automatically converted into shares of common stock upon either the closing of an underwritten public offering for at least $50.0 million of gross proceeds to the Company and at a per share purchase price of at least three times the Series original issue price per share of $1.00 or an affirmative vote of at least 66 2/3% of the then outstanding shares of the Company’s Series B preferred stock.

Series C Convertible Preferred Stock

On March 13, 2015, the Company entered into an equity financing agreement (“2015 Financing Event”) with its existing institutional investors, whereby it sold in the aggregate 20 million total shares of its newly-created Series C preferred stock for the Original Purchase Price of $1.00 per share, in exchange for aggregate cash proceeds of $20.0 million, or $19.9 million net of offering costs.

On October 30, 2015, the Company entered into a second equity financing agreement for Series C preferred stock with its existing institutional investors and one new institutional investor whereby it offered to sell in the aggregate 30.0 million total shares of Series C preferred stock for the Original Purchase Price of $1.00 per share. The first tranche of the second equity financing closed on October 30, 2015, whereby the Company sold 15.0 million shares of Series C preferred in exchange for aggregate cash proceeds of $15.0 million, net of offering costs. As part of the Series C preferred stock purchase agreement, the investors agreed to purchase an additional 15.0 million shares of Series C preferred stock at a price of $1.00 per share upon the Company achieving a specified revenue milestone by September 30, 2016 (“the second tranche closing”) for an aggregate purchase price of $15.0 million. The second tranche of the second equity financing closed on August 18, 2016, whereby the Company sold 15.0 million shares of Series C preferred in exchange for aggregate cash proceeds of $15.0 million net of offering costs.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Rights and Preferences

The significant rights and preferences of the Series C convertible preferred stock are summarized below:

Voting

The holders of the Series C preferred stock are entitled to vote, together with the holders of Series B preferred stock, Series A preferred stock and common stock, as a single class on all matters. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s shares could be converted.

Dividends

Series C preferred stock holders are entitled to receive noncumulative dividends prior and in preference to any declaration or payment of any dividend on shares of Series B preferred stock and common stock at a rate of 8% of the Series C original issue price, payable only when, as and if declared by the Board of Directors of the Company.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series C preferred stock are entitled to be paid out of the assets available for distribution to its stockholders before any payment shall be made to the holders of Series B preferred stock, Series A preferred stock and common stock, an amount equal to the Series C preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the holders of Series B preferred stock are entitled to be paid out of the assets available for distribution before any payment shall be made to the holders of Series A preferred stock and common stock, an amount equal to the Series B preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the holders of Series A preferred stock are entitled to be paid out of the assets available for distribution before any payment shall be made to the holders of common stock, an amount equal to the Series A preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the Series C preferred stockholders will share in the remaining proceeds with the Series B preferred stockholders, Series A preferred stockholders and common stockholders on a pro rata basis based on the number of shares held on an as converted basis up to a maximum amount of four times the original purchase price per share.

Redemption Rights

The holders of Series C preferred stock are entitled to redeem their shares on a pro rata basis, prior and in preference to the holders of Series B preferred stock, Series A preferred stock and common stock, upon receipt of written notice from the holders of at least 66 2/3% of the then outstanding shares of Series C preferred stock at any time on or after the fifth anniversary of the Series C original issue date in an amount per share equal to the Series C original issue price per share, plus all declared but unpaid dividends. Any remaining assets of the Company would then be distributed to the holders of Series B preferred stock ratably, then to the holders of Series A preferred stock ratably and, if any assets are remaining, ratably among the common stockholders.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Conversion

The holders of the preferred stock shall have the following rights with respect to the conversion of the preferred stock into shares of common stock:

Optional Conversion

The shares of Series C preferred stock are convertible into shares of common stock at the option of the holder at any time. The number of shares of common stock to which a holder of preferred stock shall be entitled to upon conversion shall be the product obtained by multiplying the respective “conversion rate” as defined by the articles of incorporation by the number of shares being converted, and is subject to adjustment for certain dilutive and anti-dilutive events. At December 31, 2017 and September 30, 2018 (unaudited), the Series C preferred stock would convert on a one-to-one basis into common stock.

Automatic Conversion

All shares of Series C preferred stock shall be automatically converted into shares of common stock upon either the closing of an underwritten public offering for at least $50,000,000 of gross proceeds to the Company and at a per share purchase price of at least three times the Series original issue price per share of $1.00 or an affirmative vote of at least 66 2/3% of the then outstanding shares of the Company’s Series C preferred stock.

Series D Convertible Preferred Stock Financing

On May 11, 2017, the Company entered into an equity financing agreement for Series D preferred stock with its existing institutional investors and one new institutional investor whereby it offered to sell in the aggregate 30,782,762 total shares of Series D preferred stock for the Purchase Price of $1.137 per share. The first tranche of the equity financing closed on May 11, 2017, whereby the Company sold 17,590,149 shares of Series D preferred in exchange for aggregate cash proceeds of $20.0 million or approximately $19.9 million net of offering costs. As part of the Series D preferred stock purchase agreement, the investors agreed to purchase an additional 13,192,613 shares of Series D preferred stock at a price of $1.137 per share for aggregate cash proceeds of $15.0 million on December 1, 2017. The agreement was amended to include an additional 8,795,073 shares of Series D preferred stock at a price of $1.137 per share for an aggregate $10.0 million. The second tranche closed on December 15, 2017 for a total of 21,987,666 shares for an aggregate $25.0 million, net of offering costs.

On September 27, 2018 (unaudited), the Company entered into an equity financing agreement for Series D-1 preferred stock with its existing institutional investors whereby it offered to sell in the aggregate 8,795,074 shares of Series D-1 preferred stock for the purchase price of $1.137 per share in exchange for aggregate cash proceeds of $10.0 million.

Rights and Preferences

The significant rights and preferences of the Series D convertible preferred stock are summarized below:

Voting

The holders of the Series D preferred stock are entitled to vote, together with the holders of Series C preferred stock, Series B preferred stock, Series A preferred stock and common stock, as a single class on all

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

matters. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s shares could be converted.

Dividends

Series D preferred stock holders are entitled to receive noncumulative dividends prior and in preference to any declaration or payment of any dividend on shares of Series C preferred stock, Series B preferred stock, Series A preferred stock and common stock at a rate of 8% of the Series D original issue price, payable only when, as and if declared by the Board of Directors of the Company.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series D preferred stock are entitled to be paid out of the assets available for distribution to its stockholders before any payment shall be made to the holders of Series C preferred stock, Series B preferred stock Series A preferred stock and common stock, an amount equal to the Series D preferred stock original issue price of $1.137 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the holders of Series C preferred stock are entitled to be paid out of the assets available for distribution to its stockholders before any payment shall be made to the holders of Series B preferred stock, Series A preferred stock and common stock, an amount equal to the Series C preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the holders of Series B preferred stock are entitled to be paid out of the assets available for distribution before any payment shall be made to the holders of Series A preferred stock and common stock, an amount equal to the Series B preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the holders of Series A preferred stock are entitled to be paid out of the assets available for distribution before any payment shall be made to the holders of common stock, an amount equal to the Series A preferred stock original issue price of $1.00 per share, plus any declared but unpaid dividends. In the event there are any remaining proceeds, the Series D preferred stockholders will share in the remaining proceeds with the Series C preferred stockholders, Series B preferred stockholders, Series A preferred stockholders and common stockholders on a pro rata basis based on the number of shares held on an as converted basis up to a maximum amount of four times the original purchase price per share.

Redemption Rights

The holders of Series D preferred stock are entitled to redeem their shares on a pro rata basis, prior and in preference to the holders of Series C preferred stock, Series B preferred stock, Series A preferred stock and common stock, upon receipt of written notice from the holders of at least 66 2/3% of the then outstanding shares of Series D preferred stock at any time on or after the fifth anniversary of the Series D original issue date in an amount per share equal to the Series D original issue price per share, plus all declared but unpaid dividends. Any remaining assets of the Company would then be distributed to the holders of Series C preferred stock ratably, then to the Series B preferred stock ratably, then to the holders of Series A preferred stock ratably and, if any assets are remaining, ratably among the common stockholders.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Conversion

The holders of the preferred stock shall have the following rights with respect to the conversion of the preferred stock into shares of common stock:

Optional Conversion

The shares of Series D preferred stock are convertible into shares of common stock at the option of the holder at any time. The number of shares of common stock to which a holder of preferred stock shall be entitled to upon conversion shall be the product obtained by multiplying the respective “conversion rate” as defined by the articles of incorporation by the number of shares being converted, and is subject to adjustment for certain dilutive and anti-dilutive events. At December 31, 2017 and September 30, 2018 (unaudited), the Series D preferred stock would convert on a one-to-one basis into common stock.

Automatic Conversion

All shares of Series D preferred stock shall be automatically converted into shares of common stock upon either the closing of an underwritten public offering for at least $40.0 million of proceeds, net of the underwriting discount and commissions, for the Company and at a per share purchase price of at least two times the Series D original issue price per share of $1.137 or an affirmative vote of at least 66 2/3% of the then outstanding shares of the Company’s Series A-D preferred stock, voting together or a single class.

As of December 31, 2017 and September 30, 2018 (unaudited), redeemable convertible preferred stock consists of the following:

December 31, 2017

	Authorized	Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series A	35,852,088	33,637,081	$33,637,081	$33,637,081
Series B	24,180,000	24,000,000	24,000,000	24,000,000
Series C	50,060,000	50,000,000	50,000,000	50,000,000
Series D	39,877,838	39,577,838	44,999,988	44,999,988

	149,969,926	147,214,919	$152,637,069	$152,637,069

September 30, 2018

	Authorized	Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series A	35,852,088	33,637,081	$33,637,081	$33,637,081
Series B	24,180,000	24,000,000	24,000,000	24,000,000
Series C	50,060,000	50,000,000	50,000,000	50,000,000
Series D	49,494,281	48,372,909	54,999,988	54,999,988

	159,586,369	156,009,993	$162,637,082	$162,637,082

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

16. Stockholders’ Equity

Common Stock

As of December 31, 2017, and 2016, the Company has authorized 180,412,237 and 132,600,000 shares of common stock, at a par value of $0.001. As of September 30, 2018 (unaudited) the Company has authorized 191,585,145 shares of common stock, at a par value of $0.001. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. On September 27, 2018 (unaudited), the Company entered into an equity financing agreement for Series D-1 preferred stock with its existing institutional investors whereby it offered to sell in the aggregate 8,795,074 shares of Series D-1 preferred stock for the purchase price of $1.137 per share in exchange for aggregate cash proceeds of $10.0 million.

17. Segment Reporting

Operating segments are defined as components of an enterprise for which separate discrete financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company globally manages the business within one reporting segment, Vapotherm, Inc. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. All assets are in the United States or at contracted suppliers.

18. Subsequent Events—Annual

The Company has evaluated subsequent events through June 29, 2018, the date the consolidated financial statements were issued.

In March 2018, the Company increased the number of shares of authorized common and preferred stock by 2,377,834 and 821,369, respectively.

Term Loan

On April 6, 2018, the Company entered into a Credit Agreement and Guaranty (“the Agreement”) with Perceptive Credit Holdings II, LP (“Perceptive”). Pursuant to the agreement, the total facility amounted to $42.5 million, available in three tranches. The first tranche was drawn down in the amount of $20.0 million on the closing date, April 6, 2018, which paid off the Solar facility in full. Pending that no default triggering event has occurred per the Agreement, a second tranche in the amount of $10.0 million may be drawn no later than July 31, 2018 and a third tranche in the amount of $12.5 million may be drawn in the first quarter of 2019. The availability of this final $12.5 million tranche is dependent upon the Company achieving a minimum of $43.2 million in 2018 revenue. The outstanding principal amount of the Facility will accrue interest at an annual rate equal to the Applicable Margin (9.06%) plus the greater of (a) one-month LIBOR and (b) 1,75% per year. Interest will be calculated on the basis of actual number of days elapsed based on a 360-day year. All unpaid principal and accrued unpaid interest with respect to each such term loan is due and payable in full on the maturity date at April 6, 2023.

In connection with the $20.0 million draw down on April 6, 2018, the Company granted warrants to purchase 527,705 shares of Series D preferred stock. The warrants have an exercise price of $1.137 per share, were fully vested upon issuance, exercisable at the option of the holder, in whole or in part, and expire in April 2028.

VAPOTHERM, INC.

Notes to Consolidated Financial Statements

Litigation

In June 2018, a supplier filed a civil complaint in Indiana against the Company alleging, in part, a breach of two purchase orders. The Company then filed a separate civil complaint in New Hampshire against the supplier alleging, in part, multiple breaches of the supply agreement between the parties as well as alleging multiple breaches of many purchase orders. The Company intends to pursue its claims in NH vigorously. The Company also intends to seek dismissal and/or transfer of the complaint filed by the supplier in IN. Given the inherent unpredictability of litigation, however, the Company cannot at this time estimate the final outcome of these lawsuits.

19. Subsequent Events—Interim (unaudited)

The Company has evaluated subsequent events through October 19, 2018, the date the consolidated financial statements were issued and did not identify any events that required disclosure.

Through and including                    , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Vapotherm, Inc.

PROSPECTUS

BofA Merrill Lynch

William Blair

Canaccord Genuity

BTIG

                    , 2018

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee:

Item	Amount to be paid
SEC registration fee		$6,969
FINRA filing fee		9,125
NYSE listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer Agent fees and expenses			*
Miscellaneous expenses			*

Total	$

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the DGCL, we plan to include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and by-laws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and, prior to the completion of this offering, intend to enter into indemnification agreements with each of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2015. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

Issuances of capital stock

In March 2015, October 2015 and August 2016, we issued an aggregate of 50,000,000 shares of our Series C convertible preferred stock for aggregate consideration of $50,000,000 to 14 investors.

In May 2017 and December 2017, we issued an aggregate of 39,577,835 shares of our Series D convertible preferred stock for aggregate consideration of $45,000,000 to seven investors.

In September 2018, we issued an aggregate of 8,795,074 shares of our Series D-1 convertible preferred stock for aggregate consideration of $10,000,000 to seven investors.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering.

Grants of stock options and restricted stock

Since January 1, 2018, we have granted restricted stock and stock options to purchase an aggregate of 8,605,364 shares of our common stock at a weighted-average exercise price of $0.14 to employees and directors.

In 2017, we granted stock options to purchase an aggregate of 7,725,824 shares of our common stock at a weighted-average exercise price of $0.12 to employees, directors and consultants.

In 2016, we granted stock options to purchase an aggregate of 6,311,869 shares of our common stock at a weighted-average exercise price of $0.12 to employees, directors and consultants.

In 2015, we granted restricted stock and stock options to purchase an aggregate of 4,318,954 shares of our common stock at a weighted-average exercise price of $0.11 to employees, directors and consultants.

The issuances of the above securities were exempt either pursuant to Rule 701, as transactions pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

3.1	Ninth Amended and Restated Certificate of Incorporation of Vapotherm, Inc. (currently in effect)

3.2*	Certificate of Amendment to Ninth Amended and Restated Certificate of Incorporation of Vapotherm, Inc.

3.3	By-laws of Vapotherm, Inc. (currently in effect)

3.4*	Form of Tenth Amended and Restated Certificate of Incorporation of Vapotherm, Inc. (to be effective upon the closing of this offering)

3.5*	Form of Amended and Restated By-laws of Vapotherm, Inc. (to be effective upon the closing of this offering)

4.1*	Form of Certificate of Common Stock

4.2	Tenth Amended and Restated Registration Rights Agreement, dated September 27, 2018, among Vapotherm, Inc. and the Investors party thereto

4.3	Twelfth Amended and Restated Stockholders’ Agreement, dated September 27, 2018, among Vapotherm, Inc. and the Stockholders party thereto

4.4	Form of Warrant to Purchase Series A Preferred Stock, dated March 14, 2012, issued by Vapotherm, Inc.

4.5	Form of Warrant to Purchase Series A Preferred Stock, dated July 30, 2012, issued by Vapotherm, Inc.

4.6	Warrant to Purchase Series A Preferred Stock, dated September 7, 2012, issued by Vapotherm, Inc. to Vapotherm Investors, LLC

4.7	Warrant to Purchase Series A Preferred Stock, dated September 27, 2013, issued by Vapotherm, Inc. to Bridge Bank, National Association

4.8	Form of Warrant to Purchase Series B Preferred Stock, issued by Vapotherm, Inc. to Comerica Bank

4.9	Warrant to Purchase Series C Preferred Stock, dated July 28, 2015, issued by Vapotherm, Inc. to Comerica Bank

4.10	Form of Warrant to Purchase Series D Preferred Stock, issued by Vapotherm, Inc. to Perceptive Credit Holdings II, LP

5.1*	Opinion of Ropes & Gray LLP

10.1	Lease, dated September 30, 2016, between Vapotherm, Inc. and Albany Road – 100 Domain LLC

10.2	First Amendment to Lease, dated September 11, 2017, between Vapotherm, Inc. and Albany Road – 100 Domain LLC

10.3	Second Amendment to Lease, dated June 6, 2018, between Vapotherm, Inc. and 100 Domain Drive EI, LLC

10.4	Credit Agreement and Guaranty, dated April 6, 2018, among Vapotherm, Inc., certain subsidiaries that may be required to provide guarantees from time to time thereunder, the lenders from time to time party thereto and Perceptive Credit Holdings II, LP

10.5	Amended and Restated Business Financing Agreement, dated April 6, 2018, between Vapotherm, Inc. and Western Alliance Bank

10.6+	Vapotherm, Inc. Amended and Restated 2005 Stock Incentive Plan, as amended

10.7+	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2005 Stock Incentive Plan

10.8+	Vapotherm, Inc. Amended and Restated 2015 Stock Incentive Plan, as amended

Exhibit Number	Description of Document

10.9+	Form of Incentive Stock Option Agreement pursuant to the Vapotherm, Inc. 2015 Stock Incentive Plan

10.10+	Amended and Restated Employment Agreement, dated October 17, 2018, between Vapotherm, Inc. and Joseph Army

10.11	Form of Indemnification Agreement between Vapotherm, Inc. and its directors and officers

10.12	Third Amendment to Lease, dated July 26, 2018, between Vapotherm, Inc. and 100 Domain Drive EI, LLC

10.13	Amendment No. 1 to Credit Agreement and Guaranty, dated September 27, 2018, between Vapotherm, Inc. and Perceptive Credit Holdings II, LP

10.14++	Manufacturing and Supply Agreement, dated January 1, 2013, between Vapotherm, Inc. and Medica S.p.A.

10.15++	First Amendment to the Manufacturing and Supply Agreement, dated September 1, 2018 between Vapotherm, Inc. and Medica S.p.A.

10.16+	Letter Agreement, dated October 17, 2018, between Vapotherm, Inc. and John Landry

10.17+*	Vapotherm, Inc. 2018 Employee Stock Purchase Plan

10.18+*	Vapotherm, Inc. 2018 Equity Incentive Plan

23.1	Consent of Grant Thornton LLP

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
+	Indicates management contract or compensatory plan
++	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Exeter, State of New Hampshire, on October 19, 2018.

VAPOTHERM, INC.

By:	/s/ Joseph Army
Joseph Army
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph F. Army and John Landry, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Joseph Army Joseph Army	President, Chief Executive Officer and Director (Principal Executive Officer)	October 19, 2018

/s/ John Landry	Chief Financial Officer (Principal Accounting and Financial Officer)	October 19, 2018
John Landry

/s/ Neal Armstrong	Director	October 19, 2018
Neal Armstrong

/s/ Anthony Arnerich	Director	October 19, 2018
Anthony Arnerich

/s/ Marina Hahn	Director	October 19, 2018
Marina Hahn

/s/ James Liken	Director	October 19, 2018
James Liken

/s/ Jason Lettmann	Director	October 19, 2018
Jason Lettmann

Signature	Title	Date

/s/ Geoff Pardo	Director	October 19, 2018
Geoff Pardo

/s/ Craig Reynolds	Director	October 19, 2018
Craig Reynolds

/s/ Michael Ward	Director	October 19, 2018
Michael Ward

/s/ Elizabeth Weatherman	Director	October 19, 2018
Elizabeth Weatherman